Oi S.A. – under Judicial Reorganization and Subsidiaries

Financial Statements for the Quarters

Ended March 31, 2021

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Contents

Company Data

Capital Breakdown	1

Individual Financial Statements

Balance Sheets, Assets	2

Balance Sheets, Liabilities and Shareholders’ Equity	4

Statements of Profit or Loss	6

Statements of Comprehensive Income	7

Statements of Cash Flows	8

Statements of Changes in Shareholders’ Equity

Statement of Changes in Shareholders’ Equity - 1/1/2021 to 3/31/2021	10

Statement of Changes in Shareholders’ Equity - 1/1/2020 to 3/31/2020	11

Statements of Value Added	12

Consolidated Financial Statements

Balance Sheets, Assets	13

Balance Sheets, Liabilities and Shareholders’ Equity	15

Statements of Profit or Loss	17

Statements of Comprehensive Income	18

Statements of Cash Flows	19

Statements of Changes in Shareholders’ Equity

Statement of Changes in Shareholders’ Equity - 1/1/2021 to 3/31/2021	21

Statement of Changes in Shareholders’ Equity - 1/1/2020 to 3/31/2020	22

Statements of Value Added	23

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Company Data / Capital Breakdown

Number of Shares (thousand)	Current Quarter 03/31/2021
Paid-in Capital
Common shares	5,796,478
Preferred shares	157,727
Total	5,954,205
In Treasury
Common shares	30
Preferred shares	1,812
Total	1,842

1

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Individual Balance Sheets as at March 31, 2021 and 2020
Assets

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 03/31/2021	Prior Year 12/31/2020
1	Total assets	37,325,176	38,525,202
1.01	Current assets	5,208,587	6,017,124
1.01.01	Cash and cash equivalents	539,087	1,952,680
1.01.02	Cash investments	185,274	184,682
1.01.02.01	Cash investments measured at fair value through profit or loss	185,274	184,682
1.01.02.01.01	Held-for-trading securities	185,274	184,682
1.01.03	Accounts receivable	1,853,564	1,400,570
1.01.03.01	Trade receivables	1,853,564	1,400,570
1.01.04	Inventories	67,846	66,033
1.01.06	Recoverable taxes	48,826	45,159
1.01.06.01	Current recoverable taxes	48,826	45,159
1.01.07	Prepaid expenses	292,520	233,952
1.01.08	Other current assets	2,221,470	2,134,048
1.01.08.03	Other	2,221,470	2,134,048
1.01.08.03.01	Due from subsidiaries	35,746	33,912
1.01.08.03.02	Derivative Financial Instruments	16,374	0
1.01.08.03.03	Other taxes	748,998	929,572
1.01.08.03.04	Judicial deposits	885,241	716,047
1.01.08.03.05	Dividends and interest on capital	2,466	2,466
1.01.08.03.06	Pension plan assets	3,917	4,984
1.01.08.03.07	Held-for-sale assets	96,778	100,622
1.01.08.03.08	Other taxes	431,950	346,445
1.02	Non-current assets	32,116,589	32,508,078
1.02.01	Long-term receivables	15,791,235	15,160,428
1.02.01.01	Cash investments measured at fair value through profit or loss	2,846	3,174
1.02.01.01.01	Securities at fair value	2,846	3,174
1.02.01.07	Deferred taxes	3,724,398	3,724,398
1.02.01.07.01	Deferred income tax and social contribution	3,724,398	3,724,398
1.02.01.08	Prepaid expenses	73,700	76,087
1.02.01.09	Due from related parties	8,579,598	7,587,660
1.02.01.09.02	Due from subsidiaries	8,579,598	7,587,660
1.02.01.10	Other non-current assets	3,410,693	3,769,109
1.02.01.10.03	Other taxes	441,844	445,187
1.02.01.10.04	Judicial deposits	2,840,022	3,220,445
1.02.01.10.05	Pension plan assets	37,678	36,917
1.02.01.10.06	Other taxes	91,149	66,560
1.02.02	Investments	6,546,470	7,353,440
1.02.02.01	Equity interests	6,546,470	7,353,440
1.02.02.01.02	Investments in subsidiaries	6,532,398	7,339,368
1.02.02.01.04	Other investments	14,072	14,072
1.02.03	Property, plant and equipment	6,884,034	6,948,832
1.02.03.01	Property, plant and equipment in service	5,951,918	6,022,330
1.02.03.02	Right of use in a lease	658,576	679,405
1.02.03.01	Construction in progress	273,540	247,097

2

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Individual Balance Sheets as at March 31, 2021 and 2020
Assets

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 03/31/2021	Prior Year 12/31/2020
1.02.04	Intangible assets	2.894.850	3.045.378
1.02.04.01	Intangible assets	2.894.850	3.045.378
1.02.04.01.02	Regulatory licenses	2.837.605	2.986.914
1.02.04.01.03	Software	4,975	5,710
1.02.04.01.04	Intangibles in progress	84	84
1.02.04.01.05	Other	52,186	52,670
3

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Individual Balance Sheets as at March 31, 2021 and 2020
Liabilities and Shareholders’ Equity

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 03/31/2021	Prior Year 12/31/2020
2	Total liabilities and shareholders’ equity	37,325,176	38,525,202
2.01	Current liabilities	2,924,534	3,044,306
2.01.01	Payroll and related taxes	270,938	284,171
2.01.01.02	Mandatory benefits	270,938	284,171
2.01.02	Trade payables	1,055,066	970,071
2.01.02.01	Domestic suppliers	1,055,066	970,071
2.01.02.01.01	Trade payables	871,498	820,488
2.01.02.01.02	Trade payables subject to the Judicial Reorganization	183,568	149,583
2.01.04	Borrowings and financing	171,171	408,027
2.01.04.01	Borrowings and financing	171,171	408,027
2.01.04.01.01	In local currency	1,267	2,226
2.01.04.01.02	In foreign currency	169,904	405,801
2.01.05	Other payables	944,845	910,170
2.01.05.02	Other	944,845	910,170
2.01.05.02.01	Dividends and interest on capital payable	4,774	4,775
2.01.05.02.04	Other taxes	159,289	174,097
2.01.05.02.05	Tax refinancing program	56,024	55,784
2.01.05.02.06	Derivative financial instruments	7,325	10,967
2.01.05.02.07	Licenses and concessions payable	21,751	17,828
2.01.05.02.08	Leases payable	145,897	146,415
2.01.05.02.09	Assignment of receivables	41,268	41,268
2.01.05.02.10	Other payables	508,517	459,036
2.01.06	Provisions	482,514	471,867
2.01.06.01	Tax, social security, labor, and civil provisions	482,514	471,867
2.01.06.01.01	Tax provisions	4,247	4,247
2.01.06.01.02	Social security and labor provisions	53,162	58,888
2.01.06.01.04	Civil provisions	425,105	408,732
2.02	Non-current liabilities	29,673,972	27,729,404
2.02.01	Borrowings and financing	13,967,296	12,935,035
2.02.01.01	Borrowings and financing	13,967,296	12,935,035
2.02.01.01.01	In local currency	4,119,476	4,039,068
2.02.01.01.02	In foreign currency	9,847,820	8,895,967
2.02.02	Other payables	13,582,990	12,679,013
2.02.02.01	Due to related parties	1,832,181	1,591,964
2.02.02.01.02	Payables to subsidiaries	1,832,181	1,591,964
2.02.02.02	Other	11,750,809	11,087,049
2.02.02.02.03	Trade payables subject to the Judicial Reorganization	1,238,969	1,444,477
2.02.02.02.04	Tax refinancing program	143,626	156,845
2.02.02.02.05	Other taxes	551,532	549,829
2.02.02.02.06	Provision for negative shareholders’ equity	6,794,656	6,017,583
2.02.02.02.07	Leases payable	524,157	541,805
2.02.02.02.08	Assignment of receivables - Sistel	27,512	37,829
2.02.02.02.09	Other payables	2,470,357	2,338,681
2.02.04	Provisions	2,123,686	2,115,356
2.02.04.01	Tax, social security, labor, and civil provisions	2,123,686	2,115,356
2.02.04.01.01	Tax provisions	233,542	232,770
4

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Individual Balance Sheets as at March 31, 2021 and 2020
Liabilities and Shareholders’ Equity

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 03/31/2021	Prior Year 12/31/2020
2.02.04.01.02	Social security and labor provisions	566,859	602,176
2.02.04.01.03	Accrued employee benefits	727,913	702,058
2.02.04.01.04	Civil provisions	595,372	578,352
2.03	Shareholders’ equity	4,726,670	7,751,492
2.03.01	Realized capital	32,538,937	32,538,937
2.03.02	Capital reserves	3,880,653	3,873,456
2.03.02.02	Special merger goodwill reserve	1,750,494	1,750,494
2.03.02.05	Treasury shares	-33,315	-33,315
2.03.02.08	Other capital reserves	1,379,234	1,379,234
2.03.02.10	Interest on construction in progress	745,756	745,756
2.03.02.11	Law 8200/91 inflation adjustment	31,287	31,287
2.03.02.12	Reserve for stock options	7,197	0
2.03.05	Retained earnings/accumulated losses	-31,295,455	-28,257,917
2.03.06	Valuation adjustments to equity	-801,073	-801,073
2.03.08	Other comprehensive income	403,608	398,089
5

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Individual Statements of Profit or Loss
for the Quarters Ended March 31, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 1/1/2021 to 3/31/2021	Prior Year’s Quarter 1/1/2020 to 3/31/2020
3.01	Net operating revenue	930,271	806,658
3.02	Cost of sales and/or services	-791,312	-680,976
3.03	Gross profit	138,959	125,682
3.04	Operating expenses/revenue	-2,727,458	-4,952,754
3.04.01	Selling expenses	-155,143	-140,746
3.04.02	General and administrative expenses	-214,157	-217,548
3.04.04	Other operating income	229,976	151,297
3.04.05	Other operating expenses	-40,883	-65,987
3.04.06	Share of results of investees	-2,547,251	-4,679,770
3.05	Profit/loss before financial income (expenses) and taxes	-2,588,499	-4,827,072
3.06	Financial income (expenses)	-845,136	-1,268,282
3.06.01	Financial income	3,106,021	8,119,608
3.06.02	Financial expenses	-3,951,157	-9,387,890
3.07	Profit/loss before taxes on income	-3,433,635	-6,095,354
3.08	Income tax and social contribution	0	12,085
3.08.02	Deferred	0	12,085
3.09	Profit/loss for the period from continuing operations	-3,433,635	-6,083,269
3.10	Profit/loss for the period from discontinued operations	396,097	-196,796
3.10.1	Profit/loss for the period from discontinued operations	396,097	-196,796
3.11	Profit/loss for the period	-3,037,538	-6,280,065
3.99	Earnings per share - (R$ per share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares (ON)	-0.51000	-1.06000
3.99.01.02	Preferred shares (PN)	-0.51000	-1.06000
3.99.02	Diluted earnings per share
3.99.02.01	Common shares (ON)	-0.51000	-1.06000
3.99.02.02	Preferred shares (PN)	-0.51000	-1.06000
6

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Individual Statements of Comprehensive Income
for the Quarters Ended March 31, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 1/1/2021 to 3/31/2021	Prior Year’s Quarter 1/1/2020 to 3/31/2020
4.01	Profit for the period	-3,037,538	-6,280,065
4.02	Other comprehensive income	5,519	51,974
4.02.01	Hedge accounting gain	5,524	1,152
4.02.02	Actuarial gains	32	0
4.02.03	Exchange gains (losses) on investment abroad	-37	50,822
4.03	Comprehensive income for the period	-3,032,019	-6,228,091
7

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Individual Statements of Cash Flows - Indirect Method
for the Quarters Ended March 31, 2021 and 2020

(In thousands of Brazilian reais – R$)

Code	Line Item	Current Quarter 1/1/2021 to 3/31/2021	Prior Year’s Quarter 1/1/2020 to 3/31/2020
6.01	Net cash from operating activities	-858,855	-539,687
6.01.01	Cash generated by operations	397,564	14,988
6.01.01.01	Pre-tax profit	-3,433,635	-6,095,354
6.01.01.02	Charges, interest income, inflation adjustment, and exchange differences	2,413,519	5,821,685
6.01.01.03	Debt discount amortization and inflation adjustment and exchange differences	-1,460,793	-5,042,257
6.01.01.04	Fair value adjustment to trade payables	9,179	34,146
6.01.01.05	Derivative transactions	-35,355	127,581
6.01.01.06	Depreciation and amortization	435,296	381,924
6.01.01.07	Expected losses on trade receivables	2,301	15,372
6.01.01.08	Provisions/(reversals)	850	42,990
6.01.01.09	Equity in investees	2,547,251	4,679,770
6.01.01.10	Gains(loss) on disposals and write-offs of assets	-134,022	18,360
6.01.01.11	Concession Agreement Extension Fee - ANATEL	12,096	15,144
6.01.01.12	Employee and management profit sharing	19,342	0
6.01.01.13	Tax recovery	-3,423	-33,128
6.01.01.14	Inflation adjustment to provisions/(reversals)	28,853	94,832
6.01.01.15	Inflation adjustment to tax refinancing program	456	1,362
6.01.01.16	Other	-4,351	-47,439
6.01.02	Changes in assets and liabilities	-805,500	-197,494
6.01.02.01	Accounts receivable	-455,296	-145,217
6.01.02.02	Inventories	-1,780	-1,437
6.01.02.03	Taxes	85,901	91,359
6.01.02.04	Increases/decreases of cash investments	996	716
6.01.02.05	Trade payables	-220,748	-338,232
6.01.02.06	Payroll, related taxes and benefits	-25,378	-19,858
6.01.02.07	Provisions	-52,153	-25,662
6.01.02.08	Other assets and liabilities	-137,042	240,837
6.01.03	Other	-450,919	-357,181
6.01.03.01	Financial charges paid - debt	-443,314	-351,436
6.01.03.02	Financial charges paid - leases	-7,605	-5,745
6.02	Net cash from investing activities	-536,281	2,818,281
6.02.01	Purchases of tangibles and intangibles	-159,162	-236,626
6.02.02	Due from related parties and debentures - receipts	100	365,493
6.02.03	Proceeds from the sale of investments, tangibles and intangibles	140,925	0
6.02.04	Cash received due to capital reduction in subsidiary - PT Participações	0	2,755,201
6.02.05	Judicial deposits	-15,045	-6,621
6.02.06	Redemption of judicial deposits	62,336	120,466
6.02.07	Capital increase in subsidiaries	-565,435	-179,632
6.03	Net cash from financing activities	-21,643	-173,237
6.03.01	Repayment of principal of borrowings and financing	-1,022	0
6.03.02	Proceeds from (repayments of) derivative financial instrument transactions	25,321	-128,733

8

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Individual Statements of Cash Flows - Indirect Method
for the Quarters Ended March 31, 2021 and 2020

(In thousands of Brazilian reais – R$)

Code	Line Item	Current Quarter 1/1/2021 to 3/31/2021	Prior Year’s Quarter 1/1/2020 to 3/31/2020
6.03.03	Tax financing program	-13,434	-14,487
6.03.04	Leases	-32,508	-30,017
6.04	Exchange differences on cash and cash equivalents	3,186	149,929
6.05	Exchange differences on cash and cash equivalents	-1,413,593	2,255,286
6.05.01	Cash and cash equivalents at the beginning of the period	1,952,680	949,967
6.05.02	Cash and cash equivalents at the end of the period	539,087	3,205,253

9

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Individual Statement of Changes in Equity for the Quarter Ended March 31, 2021

(In thousands of Brazilian reais - R$)

Code	Line Item	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	32,538,937	3,873,456	0	-28,257,917	-402,984	7,751,492
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-28,257,917	-402,984	7,751,492
5.04	Capital transactions with shareholders	0	7,197	0	0	0	7,197
5.04.08	Share-based compensation	0	7,197	0	0	0	7,197
5.05	Total comprehensive income	0	0	0	-3,037,538	5,519	-3,032,019
5.05.01	Profit for the period	0	0	0	-3,037,538	0	-3,037,538
5.05.02	Other comprehensive income	0	0	0	0	5,519	5,519
5.05.02.06	Other comprehensive income	0	0	0	0	5,519	5,519
5.07	Closing balances	32,538,937	3,880,653	0	-31,295,455	-397,465	4,726,670
10

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Individual Statement of Changes in Equity for the Quarter Ended March 31, 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326
5.04	Capital transactions with shareholders	0	2,864	0	0	0	2,864
5.04.08	Share-based compensation	0	2,864	0	0	0	2,864
5.05	Total comprehensive income	0	0	0	-6,280,065	51,974	-6,228,091
5.05.01	Profit for the period	0	0	0	-6,280,065	0	-6,280,065
5.05.02	Other comprehensive income	0	0	0	0	51,974	51,974
5.05.02.06	Other comprehensive income	0	0	0	0	51,974	51,974
5.07	Closing balances	32,538,937	3,876,320	0	-24,008,019	-982,139	11,425,099
11

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Individual Statements of Value Added

for the Quarters Ended March 31, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 1/1/2021 to 3/31/2021	Prior Year's Quarter 1/1/2020 to 3/31/2020
7.01	Revenue	1,360,783	1,198,492
7.01.01	Sales of goods and services	1,139,716	1,059,984
7.01.02	Other income	223,368	153,880
7.01.04	Allowance for/reversal of doubtful accounts	-2,301	-15,372
7.02	Inputs purchased from third parties	-487,114	-487,092
7.02.01	Cost of sales and services	-12,036	-16,466
7.02.02	Supplies, power, outside services, and other inputs	-461,995	-454,188
7.02.04	Other	-13,083	-16,438
7.03	Gross value added	873,669	711,400
7.04	Retentions	-95,375	-722,867
7.04.01	Depreciation, amortization and depletion	-435,296	-381,924
7.04.02	Other	339,921	-340,943
7.04.02.01	Provisions/reversals	-29,703	-137,822
7.04.02.02	Loss from discontinued operations	396,097	-196,796
7.04.02.03	Other	-26,473	-6,325
7.05	Wealth created	778,294	-11,467
7.06	Value added received as transfer	558,770	3,439,838
7.06.01	Share of results of investees	-2,547,251	-4,679,770
7.06.02	Financial income	-3,106,021	8,119,608
7.07	Wealth for distribution	1,337,064	3,428,371
7.08	Wealth distributed	1,337,064	3,428,371
7.08.01	Personnel	96,148	80,049
7.08.01.01	Salaries and wages	72,558	55,185
7.08.01.02	Benefits	15,835	17,813
7.08.01.03	Severance pay fund (FGTS)	5,663	5,340
7.08.01.04	Other	2,092	1,711
7.08.02	Taxes and fees	164,781	185,484
7.08.02.01	Federal	1,420	-28,602
7.08.02.02	State	156,401	207,558
7.08.02.03	Municipal	6,960	6,528
7.08.03	Lenders and lessors	4,113,673	9,442,903
7.08.03.01	Interest	3,938,168	9,322,972
7.08.03.02	Rentals	175,505	119,931
7.08.04	Shareholders	-3,037,538	-6,280,065
7.08.04.03	Retained earnings/Accumulated losses for the period	-3,037,538	-6,280,065
12

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Consolidated Balance Sheets as at March 31, 2021 and 2020
Assets

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 03/31/2021	Prior Year 12/31/2020
1	Total assets	72,951,556	73,839,787
1.01	Current assets	34,874,659	33,795,738
1.01.01	Cash and cash equivalents	2,748,992	4,107,941
1.01.02	Cash investments	193,871	193,715
1.01.02.01	Cash investments measured at fair value through profit or loss	193,871	193,715
1.01.02.01.01	Held-for-trading securities	193,871	193,715
1.01.03	Accounts receivable	3,815,543	3,974,238
1.01.03.01	Trade receivables	3,815,543	3,974,238
1.01.04	Inventories	418,359	378,462
1.01.06	Recoverable taxes	367,266	358,121
1.01.06.01	Current recoverable taxes	367,266	358,121
1.01.07	Prepaid expenses	805,903	330,131
1.01.08	Other current assets	25,817,905	24,453,130
1.01.08.03	Other	25,817,905	24,453,130
1.01.08.03.01	Derivative financial instruments	16,374	0
1.01.08.03.02	Other taxes	1,458,924	1,823,451
1.01.08.03.03	Judicial deposits	1,736,582	1,095,827
1.01.08.03.04	Pension plan assets	6,458	7,618
1.01.08.03.05	Held-for-sale assets	22,210,724	20,771,942
1.01.08.03.06	Other taxes	1,095,663	754,292
1.02	Non-current assets	38,076,897	40,044,049
1.02.01	Long-term receivables	10,856,209	12,087,591
1.02.01.01	Cash investments measured at fair value through profit or loss	9,980	10,341
1.02.01.01.01	Securities at fair value	9,980	10,341
1.02.01.07	Deferred taxes	3,671,070	3,671,070
1.02.01.07.01	Deferred income tax and social contribution	3,671,070	3,671,070
1.02.01.08	Prepaid expenses	131,726	128,385
1.02.01.10	Other non-current assets	7,043,433	8,277,795
1.02.01.10.03	Other taxes	1,479,785	1,447,166
1.02.01.10.04	Judicial deposits	4,863,706	6,198,008
1.02.01.10.05	Pension plan assets	37,678	36,917
1.02.01.10.06	Other taxes	662,264	595,704
1.02.02	Investments	124,755	123,579
1.02.02.01	Equity interests	124,755	123,579
1.02.02.01.01	Investments in associates	51,774	50,799
1.02.02.01.04	Interests in joint ventures	24,707	25,081
1.02.02.01.05	Other investments	48,274	47,699
1.02.03	Property, plant and equipment	23,564,706	24,135,058
1.02.03.01	Property, plant and equipment in service	18,743,971	19,273,642
1.02.03.02	Right of use in a lease	2,845,388	2,908,501
1.02.03.03	Construction in progress	1,975,347	1,952,915
1.02.04	Intangible assets	3,531,227	3,697,821
1.02.04.01	Intangible assets	3,531,227	3,697,821
1.02.04.01.02	Regulatory licenses	2,829,988	2,979,314

13

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Consolidated Balance Sheets as at March 31, 2021 and 2020
Assets

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 03/31/2021	Prior Year 12/31/2020
1.02.04.01.03	Software	428,787	517,023
1.02.04.01.04	Intangibles in progress	85,385	9,111
1.02.04.01.05	Other	187,067	192,373
14

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Consolidated Balance Sheets as at March 31, 2021 and 2020
Liabilities and Shareholders’ Equity

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 03/31/2021	Prior Year 12/31/2020
2	Total liabilities and shareholders’ equity	72,951,556	73,839,787
2.01	Current liabilities	23,062,802	18,013,108
2.01.01	Payroll and related taxes	744,026	742,378
2.01.01.02	Mandatory benefits	744,026	742,378
2.01.02	Trade payables	3,907,773	3,275,919
2.01.02.01	Domestic suppliers	3,907,773	3,275,919
2.01.02.01.01	Trade payables	3,067,699	2,742,395
2.01.02.01.02	Trade payables subject to the Judicial Reorganization	840,074	533,524
2.01.03	Taxes payable	12,891	12,382
2.01.03.01	Federal taxes payable	12,891	12,382
2.01.03.01.01	Income tax and social contribution payable	12,891	12,382
2.01.04	Borrowings and financing	4,186,714	424,957
2.01.04.01	Borrowings and financing	4,186,714	424,957
2.01.04.01.01	In local currency	4,016,308	19,156
2.01.04.01.02	In foreign currency	170,406	405,801
2.01.05	Other payables	13,388,274	12,775,530
2.01.05.02	Other	13,388,274	12,775,530
2.01.05.02.01	Dividends and interest on capital payable	20,706	18,094
2.01.05.02.04	Derivative financial instruments	7,325	10,967
2.01.05.02.05	Other taxes	1,612,559	1,189,145
2.01.05.02.06	Tax refinancing program	91,106	93,715
2.01.05.02.07	Licenses and concessions payable	53,025	43,415
2.01.05.02.08	Leases payable	656,525	654,662
2.01.05.02.09	Liabilities associated to held-for-sale assets	9,274,593	9,195,376
2.01.05.02.10	Assignment of receivables	196,720	196,720
2.01.05.02.11	Other payables	1,475,715	1,373,436
2.01.06	Provisions	823,124	781,942
2.01.06.01	Tax, social security, labor, and civil provisions	823,124	781,942
2.01.06.01.01	Tax provisions	89,681	42,576
2.01.06.01.02	Social security and labor provisions	119,508	138,409
2.01.06.01.04	Civil provisions	613,935	600,957
2.02	Non-current liabilities	45,145,776	48,056,769
2.02.01	Borrowings and financing	24,019,794	25,918,777
2.02.01.01	Borrowings and financing	24,019,794	25,918,777
2.02.01.01.01	In local currency	9,680,207	13,052,638
2.02.01.01.02	In foreign currency	14,339,587	12,866,139
2.02.02	Other payables	15,442,533	16,407,413
2.02.02.02	Other	15,442,533	16,407,413
2.02.02.02.03	Trade payables subject to the Judicial Reorganization	3,769,500	5,020,972
2.02.02.02.04	Other taxes	1,316,298	1,324,000
2.02.02.02.05	Leases payable	2,269,769	2,327,016
2.02.02.02.06	Tax refinancing program	235,631	252,502
2.02.02.02.07	Assignment of receivables - Sistel	131,147	180,327
2.02.02.02.08	Other payables	7,720,188	7,302,596
2.02.04	Provisions	5,683,449	5,730,579
2.02.04.01	Tax, social security, labor, and civil provisions	5,683,449	5,730,579
15

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Consolidated Balance Sheets as at March 31, 2021 and 2020
Liabilities and Shareholders’ Equity

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 03/31/2021	Prior Year 12/31/2020
2.02.04.01.01	Tax provisions	1,104,493	1,182,841
2.02.04.01.02	Social security and labor provisions	1,574,736	1,658,211
2.02.04.01.03	Accrued employee benefits	727,913	702,058
2.02.04.01.04	Civil provisions	2,276,307	2,187,469
2.03	Consolidated shareholders’ equity	4,742,978	7,769,910
2.03.01	Realized capital	32,538,937	32,538,937
2.03.02	Capital reserves	3,880,653	3,873,456
2.03.02.02	Special merger goodwill reserve	1,750,494	1,750,494
2.03.02.05	Treasury shares	-33,315	-33,315
2.03.02.08	Other capital reserves	1,379,234	1,379,234
2.03.02.10	Interest on construction in progress	745,756	745,756
2.03.02.11	Law 8200/91 inflation adjustment	31,287	31,287
2.03.02.12	Reserve for stock options	7,197	0
2.03.05	Retained earnings/accumulated losses	-31,295,455	-28,257,917
2.03.06	Valuation adjustments to equity	-801,073	-801,073
2.03.08	Other comprehensive income	403,608	398,089
2.03.09	Non-controlling interests	16,308	18,418

16

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Consolidated Statements of Profit or Loss
for the Quarters Ended March 31, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 1/1/2021 to 3/31/2021	Prior Year’s Quarter 1/1/2020 to 3/31/2020
3.01	Net operating revenue	2,238,340	2,415,349
3.02	Cost of sales and/or services	-1,886,339	-1,851,259
3.03	Gross profit	352,001	564,090
3.04	Operating expenses/income	-208,754	-744,409
3.04.01	Selling expenses	-561,179	-509,225
3.04.02	General and administrative expenses	-576,282	-713,261
3.04.04	Other operating income	1,248,603	773,655
3.04.05	Other operating expenses	-320,093	-325,840
3.04.06	Share of results of investees	197	30,262
3.05	Profit before financial income (expenses) and taxes	143,247	-180,319
3.06	Financial income (expenses)	-3,572,367	-5,911,040
3.06.01	Financial income	1,262,810	3,372,814
3.06.02	Financial expenses	-4,835,177	-9,283,854
3.07	Profit before taxes on income	-3,429,120	-6,091,359
3.08	Income tax and social contribution	-8,525	34,365
3.08.01	Current	-8,525	10,551
3.08.02	Deferred	0	23,814
3.09	Profit/loss for the period from continuing operations	-3,437,645	-6,056,994
3.10	Profit/loss for the period from discontinued operations	396,097	-196,796
3.10.01	Profit/loss for the period from discontinued operations	396,097	-196,796
3.11	Consolidated profit/loss for the period	-3,041,548	-6,253,790
3.11.01	Attributable to the Company owner	-3,037,538	-6,280,065
3.11.02	Attributable to non-controlling interests	-4,010	26,275
3.99	Earnings per share - (R$ per share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares (ON)	-0.51000	-1.06000
3.99.01.02	Preferred shares (PN)	-0.51000	-1.06000
3.99.02	Diluted earnings per share
3.99.02.01	Common shares (ON)	-0.51000	-1.06000
3.99.02.02	Preferred shares (PN)	-0.51000	-1.06000

17

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Consolidated Statements of Comprehensive Income
for the Quarters Ended March 31, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 1/1/2021 to 3/31/2021	Prior Year’s Quarter 1/1/2020 to 3/31/2020
4.01	Consolidated profit for the period	-3,041,548	-6,253,790
4.02	Other comprehensive income	7,419	51,974
4.02.01	Hedge accounting gain	5,524	1,152
4.02.02	Actuarial gain	32	0
4.02.03	Exchange gains on investment abroad	1,863	50,822
4.03	Consolidated comprehensive income for the period	-3,034,129	-6,201,816
4.03.01	Attributable to the Company owner	-3,032,019	-6,228,091
4.03.02	Attributable to non-controlling interests	-2,110	26,275
18

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Consolidated Statements of Cash Flows - Indirect Method
for the Quarters Ended March 31, 2021 and 2020

(In thousands of Brazilian reais – R$)

Code	Line Item	Current Quarter 1/1/2021 to 3/31/2021	Prior Year’s Quarter 1/1/2020 to 3/31/2020
6.01	Net cash from operating activities	-449,090	462,883
6.01.01	Cash generated by operations	1,886,647	1,230,023
6.01.01.01	Pre-tax profit	-3,429,120	-6,091,359
6.01.01.02	Charges, interest income, inflation adjustment, and exchange differences	4,548,099	7,621,420
6.01.01.03	Debt discount amortization and monetary correction and exchange differences	-607,642	-2,217,085
6.01.01.04	Fair value adjustment to trade payables	31,414	99,955
6.01.01.05	Transaction with derivative financial instruments	-35,355	127,581
6.01.01.06	Depreciation and amortization	1,171,996	1,089,018
6.01.01.07	Expected losses on trade receivables	30,013	40,180
6.01.01.08	Provisions/(reversals)	48,090	19,631
6.01.01.09	Equity in investees	-197	-30,262
6.01.01.10	Gain on the sale of investments	0	-79,114
6.01.01.11	Gain/loss on disposal and write-off of assets	-999,516	-10,886
6.01.01.12	Concession Agreement Extension Fee - ANATEL	18,407	109,116
6.01.01.13	Employee and management profit sharing	58,486	10,953
6.01.01.14	Tax recovery	-13,224	-136,644
6.01.01.15	Inflation adjustment to provisions/(reversals)	95,628	176,190
6.01.01.16	Inflation adjustment to the tax refinancing program	984	2,475
6.01.01.17	Other	-34,089	-190,631
6.01.01.18	Cash flows from discontinued operations	1,013,199	610,371
6.01.02	Changes in assets and liabilities	-1,743,906	-318,487
6.01.02.01	Accounts receivable	128,681	-75,501
6.01.02.02	Inventories	-39,943	4,737
6.01.02.03	Taxes	171,463	339,016
6.01.02.04	Increases/decreases of cash investments	1,636	1,061
6.01.02.05	Trade payables	-578,696	-707,858
6.01.02.06	Payroll, related taxes and benefits	-49,642	-48,187
6.01.02.07	Provisions	-156,260	-88,154
6.01.02.08	Changes in assets and liabilities held for sale	-596,445	128,911
6.01.02.09	Other assets and liabilities	-624,700	127,488
6.01.03	Other	-602,357	-448,653
6.01.03.01	Financial charges paid - debt	-526,597	-352,134
6.01.03.02	Financial charges paid - leases	-31,028	-30,520
6.01.03.03	Income tax and social contribution paid - Company	-5,791	-30,111
6.01.03.04	Income tax and social contribution paid - third parties	-38,941	-35,888
6.02	Net cash from investing activities	-551,690	1,417,520
6.02.01	Purchases of tangibles and intangibles	-663,313	-1,175,338
6.02.02	Proceeds from the sale of investments e and fixed assets	861,758	128,405
6.02.03	Cash received on the sale of investments - PT Ventures	0	3,296,147
6.02.04	Judicial deposits	-72,651	-66,004
6.02.05	Redemption of judicial deposits	120,538	217,324
6.02.06	Cash flows from discontinued operations	-798,022	-983,014
6.03	Net cash from financing activities	-362,075	1,948,095
19

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Consolidated Statements of Cash Flows - Indirect Method
for the Quarters Ended March 31, 2021 and 2020

(In thousands of Brazilian reais – R$)

Code	Line Item	Current Quarter 1/1/2021 to 3/31/2021	Prior Year’s Quarter 1/1/2020 to 3/31/2020
6.03.01	Borrowings net of costs	0	2,474,387
6.03.02	Repayment of principal of borrowings, financing, and derivatives	-1,216	-998
6.03.03	Proceeds from (repayments of) derivative financial instrument transactions	25,321	-128,733
6.03.04	Tax refinancing program	-20,136	-21,188
6.03.05	Leases	-150,868	-154,021
6.03.06	Cash flows from discontinued operations	-215,176	-221,352
6.04	Exchange differences on cash and cash equivalents	3,906	179,575
6.05	Increase (decrease) in cash and cash equivalents	-1,358,949	4,008,073
6.05.01	Cash and cash equivalents at the beginning of the period	4,107,941	2,081,945
6.05.02	Cash and cash equivalents at the end of the period	2,748,992	6,090,018
20

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Consolidated Statement of Changes in Equity for the Quarter Ended March 31, 2021

(In thousands of Brazilian reais - R$)

Code	Line Item	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Consolidated shareholders’ equity
5.01	Opening balances	32,538,937	3,873,456	0	-28,257,917	-402,984	7,751,492	18,418	7,769,910
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-28,257,917	-402,984	7,751,492	18,418	7,769,910
5.04	Capital transactions with shareholders	0	7,197	0	0	0	7,197	0	7,197
5.04.08	Share-based compensation	0	7,197	0	0	0	7,197	0	7,197
5.05	Total comprehensive income	0	0	0	-3,037,538	5,519	-3,032,019	-2,110	-3,034,129
5.05.01	Profit for the period	0	0	0	-3,037,538	0	-3,037,538	-4,010	-3,041,548
5.05.02	Other comprehensive income	0	0	0	0	5,519	5,519	1,900	7,419
5.05.02.06	Other comprehensive income	0	0	0	0	5,519	5,519	1,900	7,419
5.07	Closing balances	32,538,937	3,880,653	0	-31,295,455	-397,465	4,726,670	16,308	4,742,978
21

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Consolidated Statement of Changes in Equity for the Quarter Ended March 31, 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Consolidated shareholders’ equity
5.01	Opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326	146,180	17,796,506
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326	146,180	17,796,506
5.04	Capital transactions with shareholders	0	2,864	0	0	0	2,864	0	2,864
5.04.08	Share-based compensation	0	2,864	0	0	0	2,864	0	2,864
5.05	Total comprehensive income	0	0	0	-6,280,065	51,974	-6,228,091	26,275	-6,201,816
5.05.01	Profit for the period	0	0	0	-6,280,065	0	-6,280,065	26,275	-6,253,790
5.05.02	Other comprehensive income	0	0	0	0	51,974	51,974	0	51,974
5.05.02.06	Other comprehensive income	0	0	0	0	51,974	51,974	0	51,974
5.07	Closing balances	32,538,937	3,876,320	0	-24,008,019	-982,139	11,425,099	172,455	11,597,554
5.01	Opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326	146,180	17,796,506
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326	146,180	17,796,506
22

Interim Financial Information (ITR) - March 31, 2021 - OI S.A. – UNDER JUDICIAL REORGANIZATION	Version: 1

Consolidated Statements of Value Added

for the Quarters Ended March 31, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 1/1/2021 to 3/31/2021	Prior Year’s Quarter 1/1/2020 to 3/31/2020
7.01	Revenue	4,088,101	3,803,243
7.01.01	Sales of goods and services	2,885,357	3,107,231
7.01.02	Other income	1,232,757	736,192
7.01.04	Allowance for/reversal of doubtful accounts	-30,013	-40,180
7.02	Inputs purchased from third parties	-1,134,366	-1,274,337
7.02.01	Cost of sales and services	-36,414	-34,140
7.02.02	Supplies, power, outside services, and other inputs	-1,071,232	-1,225,435
7.02.04	Other	-26,720	-14,762
7.03	Gross value added	2,953,735	2,528,906
7.04	Retentions	-1,004,891	-1,500,641
7.04.01	Depreciation, amortization and depletion	-1,171,996	-1,088,829
7.04.02	Other	167,105	-411,812
7.04.02.01	Provisions/reversals	-143,718	-188,723
7.04.02.02	Loss of discontinued operations	396,097	-196,796
7.04.02.03	Other expenses	-85,274	-26,293
7.05	Wealth created	1,948,844	1,028,265
7.06	Value added received as transfer	1,263,007	3,403,076
7.06.01	Share of results of investees	197	30,262
7.06.02	Financial income	1,262,810	3,372,814
7.07	Wealth for distribution	3,211,851	4,431,341
7.08	Wealth distributed	3,211,851	4,431,341
7.08.01	Personnel	401,649	416,013
7.08.01.01	Salaries and wages	299,689	290,655
7.08.01.02	Benefits	70,445	83,840
7.08.01.03	Severance pay fund (FGTS)	21,551	30,180
7.08.01.04	Other	9,964	11,338
7.08.02	Taxes and fees	713,952	745,969
7.08.02.01	Federal	119,767	106,657
7.08.02.02	State	523,620	574,733
7.08.02.03	Municipal	70,565	64,579
7.08.03	Lenders and lessors	5,137,798	9,523,149
7.08.03.01	Interest	4,769,356	9,151,178
7.08.03.02	Rentals	368,442	371,971
7.08.04	Shareholders	-3,041,548	-6,253,790
7.08.04.03	Retained earnings/Accumulated losses for the period	-3,037,538	-6,280,065
7.08.04.04	Non-controlling interests in retained earnings	-4,010	26,275

23

Additional Disclosures Relating to the Statement of Cash Flows

Non-cash transactions

	COMPANY		CONSOLIDATED
	03/31/2021	03/31/2020	03/31/2021	03/31/2020 Restated
Variance between economic and financial investment (acquisition of PP&E and intangible assets)	65,338	31,114	37,935	(253,321)
Offset of judicial deposits against provisions	10,375	25,099	60,286	72,081
Offsetting of recoverable taxes against taxes payable	302,575	328,341	1,033,840	1,162,321
Fistel fee	185	184	488,071	518,595

Reconciliation of liabilities resulting from financing activities

The changes in financial charges and the settlement of the debt resulting from financing activities are presented in Note 19.

24

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.               GENERAL INFORMATION

Oi S.A. – under Judicial Reorganization (“Company” or “Oi”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. The Company also provides domestic and international long-distance services in all Regions under licenses granted by Agência Nacional de Telecomunicações - ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry (“ANATEL” or “Agency”).

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º andar.

The Company also holds: (i) a concession to provide local and intraregional long-distance fixed telephone services in Region I and a license for the nationwide International Long-distance service (as a result of the merger of Telemar Norte Leste S.A. – under Judicial Reorganization (“Telemar”)); and (ii) through its indirect subsidiary Oi Móvel S.A. – under Judicial Reorganization (“Oi Móvel”) a license to provide mobile telephony services in Region I, II and III.

In Africa, the Company provides fixed and mobile telecommunications services through own subsidiaries and the subsidiaries of Africatel Holdings B.V. (“Africatel”), and in Asia the Company provides fixed, mobile, and other telecommunications services basically related through its subsidiary Timor Telecom (Note 30).

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on B3 S.A. – Brasil, Stock Exchange, OTC (“B3”) and American Depositary Receipts (“ADRs”) representing Oi common shares are traded on the New York Stock Exchange (“NYSE”).

Concession agreements

The local and nationwide STFC long-distance concession agreements entered into by the Company and Telemar with ANATEL are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services. At the end of 2018, ANATEL published Public Hearing No. 51/2018 to address the revision of the Concession Agreements for the concession’s last five-year period (2021-2025) and the new General Universal Service Targets Plan (PGMU V).

The contribution period to the Public Hearing ended on March 26, 2019 and after being processed by ANATEL, it was approved under Decision 619/2020, PGMU amendment proposal, sent to the Ministry of Communications (Official Letter 478/2020/GPR-ANATEL, of Dec 1, 2020), in addition to the new wording of the Concession Agreements (Resolution 737/2020).

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01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In December 2020, Oi filed a Cancellation Request against Ruling No. 619/2020 and Resolution No. 737/2020, which jointly approved the PGMU V proposal and the draft Concession Agreements for the Switched Fixed-line Telephony Service (“STFC”) for 2021-2025, as stated in case file No. 53500.040174/2018-78. Oi did not sign the Concession Agreement drafts, as it had occurred in the 2011 contractual revision.

On January 28, 2021, the Government enacted Decree 10610/2021, which repeals Decree 9619/2018 and approves the PGMU V, applicable to 2021-2025. Among the provisions of the new PGMU we highlight the introduction of the backhaul obligation, under which carriers may use the balance resulting from the changes in targets of the previous PGMU. The PGMU V also provides for the end of the obligation to build fixed wireless new access facilities required by PGMU VI and the infrastructure already in place shall be maintained.

It is worth noting that Law 13879/2019 opens the legal possibility of changing the provision of STFC services from public utility regime to the private law regime at the time the radiofrequency permits, telecommunications service concessions, and satellite exploitation rights are extended. On June 17, 2020, the authorities enacted Decree 10402, which regulates Law 13879/2019 and sets the deadline for ANATEL to issue the rules that will govern changing from concessions to permits.

As a result, ANATEL issued Resolution 741/2021, which approves the Regulation for the Adaptation of the Concessions of the Fixed Commuted Telephone Service (STFC) as Authorizations of the same service. This regulation sets the rules for the migration from the concession regime to an authorization regime, pending, however, the definition of the Migration Balance Calculation Methodology and its quantification, on a case-by-case basis, by concessionaire (the work is being conducted by a consulting firm engaged by ANATEL/UIT and is expected to be approved by the Agency’s Board of Directors by the end of the first half of 2021).

On December 30, 2020, Oi filed a Request for Arbitration Proceedings with ANATEL for the discussion of issues regarding our Concession Agreements. This request is currently under review by ANATEL.

With the approval of the Judicial Reorganization Plan (“JRP”, “Plan” or “Original Plan”), ANATEL initiated some procedures aiming at monitoring the Company’s financial situation, as well as to assess its Company’s ability to discharge its obligations arising from the terms of the concession agreements. In March 2019, ANATEL decided, among other issues, to maintain the special monitoring of the provision of telecommunications services of the Oi Group companies in 2019 by imposing actions related to transparency, corporate governance, and corporate control, financial and operating performance, and asset and credit management, as informed in the Notice to the Market disclosed by the Company on May 8, 2019.

On February 10, 2020, as reported in the Notice to the Market released by the Company, ANATEL’s Board of Directors concluded there was no longer the need for special monitoring based on the decision issued in May 2019 as it considers that the Company’s and its subsidiaries’ short-term liquidity risk has been extinguished and revoked the obligations previously imposed on the Oi Group companies.

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01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Corporate Authorization

The Executive Committee authorized the completion of this quarterly information at the meeting held on May 12, 2021, after being reviewed at the Board of Directors’ meeting held on the same daily. In a meeting held on July 7, 2021, the Executive Committee approved the restatement of this Interim Financial Information, after it was reviewed by at the Board Of Directors’ meeting held on the same day.

Judicial Reorganization

On June 20, 2016, the Company and its direct and indirect wholly owned subsidiaries Oi Móvel, Telemar (merged with and into the Company in May 2021), Copart 4 Participações S.A. – under Judicial Reorganization (“Copart 4), Copart 5 Participações S.A. – under Judicial Reorganization (“Copart 5”, merged with and into the Company in March 2019), Portugal Telecom International Finance B.V. - under Judicial Reorganization (“PTIF”), and Oi Brasil Holdings Cooperatief U.A. - under Judicial Reorganization (“Oi Holanda”) (collectively with the Company, the “Oi Companies”, or “Debtors”) filed a petition for judicial reorganization with the Court of the State of Rio de Janeiro (“Judicial Reorganization Proceeding”).

On December 19, 2017, after confirming that the required quorum of classes I, II, III, and IV creditors was in attendance, the General Creditors’ Meeting was held and the Oi Companies’ judicial reorganization plan (“Plan” or “JRP”) was approved by a vast majority of creditors on December 20, 2017.

On January 8, 2018, the judicial reorganization court (“Judicial Reorganization Court”) issued a decision that ratified the JRP and granted the judicial reorganization to the Oi Companies, which was published on February 5, 2018.

On July 31, 2018, the restructuring of the Oi Companies’ financial debt was completed with the implementation of the applicable terms and conditions provided for in the JRP, including the completion of the first capital increase provided for in the JRP, Capital Increase – Claim Capitalization.

On January 25, 2019 the Company completed the second capital increase provided for in the JRP (“Capital Increase - New Funds”), with the issue of 3,225,806,451 book-entry, registered common shares, without par value, including new common shares represented by ADSs, pursuant to the JRP and the subscription and commitment agreement entered into by the Company, its subsidiaries, and the Backstop Investors.

Capital Increase – New Funds

Exercise of Subscription Warrants and American Depositary Warrants (“ADWs”)

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01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On October 28, 2018, the Company commenced the issuance and delivery of all warrants and ADWs exercised by their holders. The process was completed on January 4, 2019. All Warrants that were not exercised on or prior to January 2, 2019 have been cancelled.

Preferential offer and completion of the Capital Increase – New Funds, pursuant to the commitment agreement terms

As contemplated by Section 6 of the JRP, on November 13, 2018 the Company commenced a preemptive offering of common shares that was registered with the SEC under the Securities Act under which holders of common shares and preferred shares, including the ADS Depositary and The Bank of New York Mellon, as depositary of the Preferred ADS program, received transferable rights for each common share or preferred share held as of November 19, 2018, which refers to as subscription rights.

The subscription rights expired on January 4, 2019. On January 16, 2019, the Company issued 1,530,457,356 common shares to holders of subscription rights that had exercised those subscription rights with respect to the initial common shares. On January 21, 2019, the Company issued 91,080,933 common shares to holders of subscription rights that had requested subscriptions for excess common shares. The proceeds of these subscriptions totaled R$2,011 million.

On January 25, 2019, the Company issued 1,604,268,162 common shares, representing the total number of common shares that were offered in the preemptive offering less the total number of initial common shares and excess common shares, to the Backstop Investors in a private placement under the terms of the commitment agreement for the aggregate amount of R$1,989 million (“Share Balance”). Because of the subscription and payment of the Share Balance, the Company completed, on this date, the Capital Increase – New Funds, through the subscription and payment of all 3,225,806,451 New Common Shares issued as part of the Capital Increase – New Funds, representing a contribution of new funds for the Company totaling R$4.0 billion. In addition, under the terms of the commitment agreement, on that date the Company issued, as compensation for their commitments under the commitment agreement, 272,148,705 common shares in a private placement to the Backstop Investors and paid US$13 million to the Backstop Investors. As a result of the outcome of the subscription and payment of the Capital Increase – New Funds and the Commitment Shares, the Company’s share capital increased to R$32,538,937,370.00, represented by 5,954,205,001 shares, divided into 5,796,477,760 registered common shares and 157,727,241 registered preferred shares, without par value.

Default Payment Method provided for by Clause 4.3.6 of the Original Plan - Bondholders

On May 20, 2019, in strict compliance with the decision issued under Chapter 15 that determined that the cancelation of the notes regulated by New York Law should take place on June 14, 2019, the Company announced that it started the procedure so that the holders of the notes (a) Portugal Telecom International Finance B.V.’s €500,000,000 in 4.375% notes maturing in 2017 (ISIN No.: XS0215828913); (b) Portugal Telecom International Finance B.V.’s €750,000,000 in 5.875% notes maturing in 2018 (ISIN No.: XS0843939918); (c) Portugal Telecom International Finance B.V.’s €750,000,000 in 5.00% notes maturing in 2019 (ISIN No.: XS0462994343); (d) Portugal Telecom International Finance B.V.’s €1,000,000,000 in 4.625% notes maturing in 2020 (ISIN No.: XS0927581842); (e) Portugal Telecom

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01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

International Finance B.V.’s €500,000,000 in 4.5% notes maturing in 2025 (ISIN No.: XS0221854200); (f) Oi Brasil Holdings Coöperatief U.A.’s €600,000,000 in 5.625% notes maturing in 2021 (ISIN No.: XS1245245045); (g) Oi Brasil Holdings Coöperatief U.A.’s US$1,500,000,000 in 5.75% notes maturing in 2022 (ISIN No.: US10553MAD39); (h) Oi S.A.’s €750,000,000 in 5.125% notes maturing in 2017 (ISIN No.: XS0569301327); (i) Oi S.A.’s US$750,000,000 9.500% maturing in 2019 (ISIN No.: 87944LAD1); (j) Oi S.A.’s BRL1,100,000,000 in 9.75% maturing in 2016 (ISIN No. US10553MAC55); and (k) Oi S.A.’s US$1,000,000,000 in 5.500% maturing in 2020 (ISIN No. 144A: US87944LAE92) (the “Legacy Notes”) are able to support their claims to receive on a future date or on the Company’s payment dates pursuant to Clause 4.3.6 of the Original Plan. On June 14, 2019, the Legacy Notes were duly cancelled.

The procedure detailed above is not applicable for the holders of the 6.25% Notes issued by Portugal Telecom International Finance B.V. – in Judicial Reorganization maturing in 2016 (ISIN No.: PTPTCYOM0008). The Company will provide at the appropriate time the information on the procedure to register the beneficiaries of the Default Payment Method provided for by Clause 4.3.6 of the Original Plan with regard to such series.

Post-petition Financing

1st Issue of Oi Móvel Debentures – Clause 5.3 of the Original Plan

On December 23, 2019, the Company disclosed a Material Fact Notice informing that its subsidiary Oi Móvel entered into a 1st issue indenture of collateralized, simple, nonconvertible debentures, with additional trust security, in a single series, for private placement, in the total amount of up to R$2,500,000,000.00 (“Oi Móvel 1st Issue Debentures”, “Oi Móvel 1st Issue”, and “Oi Móvel 1st Issue Indenture”, respectively).

The main features of the Oi Móvel 1st Issue and the Oi Móvel 1st Issue Debentures are as follows: (i) Term and Maturity Date: twenty-four (24) months from the issue date, except in the case of early redemption and early maturity of the Oi Móvel 1st Issue Debentures set forth in the 1st Issue Indenture; (ii) Payout: U.S. dollar foreign exchange fluctuation plus interest of (i) twelve point sixty-six percent (12.66%) per year (PIK) for the first twelve months after the first repayment is made; (ii) thirteen point sixty-one percent (13.61%) per year thereafter; and (iii) Guarantees: the Oi Móvel 1st Issue Debentures are fully backed by collaterals and trust guarantees provided by Oi Móvel, Oi, and the Company (on its behalf and as successor as a result of the merger of Telemar).

The Oi Móvel 1st Issue was approved based on the provisions of Clause 5.3 of the Original Plan and is part of the context of post-petition financing, under the Debtor in Possession Financing (“DIP Financing”) modality.

Subsequently to the Material Fact Notice disclosed on December 23, 2019, the Company disclosed a Notice to the Market on February 4, 2020 informing shareholders and the general market that the subscription and payment of the Oi Móvel Issue had been completed for private placement in the amount of R$2,500,000,000.00.

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01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

2nd Issue of Oi Móvel Debentures – Clause 5.5.2 of the Amendment to the Plan (as defined below)

On June 21, 2021, the Company disclosed a Material Fact Notice informing that its direct subsidiary Oi Móvel, responsible for contributing the mobile telephony assets to the capital stock of UPI Mobile Assets, in accordance with the Amendment to the Plan (as defined below), entered into a 2nd issue indenture of collateralized, simple, nonconvertible debentures, with additional trust security, in a single series, for private placement, in the total amount of up to R$2,500,000,000.00 (“Oi Móvel 2nd Issue Debentures”, “Oi Móvel 2nd Issue”, and “Oi Móvel 2nd Issue Indenture”, respectively).

The Oi Móvel 2nd Issue Debentures shall be subscribed and paid in by an investment fund managed by a subsidiary of Banco BTG Pactual S.A. Pursuant to the relevant corporate resolutions of the Company and Oi Móvel, the Oi Móvel 2nd Issue and the Oi Móvel 2nd Issue Debentures: (i) shall have an issue date equal to the payment date “Issue Date”); (ii) shall mature within 16 months from the Issue Date, except if any of the early redemption and accelerated maturity events of the Debentures set forth in the Oi Móvel 2nd Issue Indenture materializes; (iii) shall not be convertible into Oi Móvel shares; (iv) shall not have their unit par value adjusted; (v) the Debentures shall bear interest on the unit par value equivalent to the accumulated fluctuation of one hundred percent (100%) of the extra-group, overnight average daily interbank deposit rates (DI), expressed as a yearly percentage, for a 252-business-day baseline, calculated and disclosed daily by B3, in the daily bulletin available on its website (http: //www. b3.com.br), exponentially increased by a surcharge equivalent to 8.00% per year; and (vii) shall be backed by collaterals and trust security to be provided both by Oi Móvel and the Company.

The actual Oi Móvel 2nd Issue is subject to the authorizations and compliance with certain conditions precedent set forth in the Oi Móvel 2nd Issue Indenture.

The Oi Móvel 2nd Issue was approved pursuant to Clause 5.5.2 of the Amendment to the Plan (as defined below) and is part of the post-petition financing, under the Debtor in Possession Financing (“DIP Financing”) modality, for the purpose of financing the operating activities and general and administrative expenses of Oi and its subsidiaries under judicial reorganization, until the date of financial settlement of the sale of the UPI Mobile Assets.

Non-termination of the Judicial Reorganization

On December 6, 2019, the Company released a Material Fact Notice informing that the Oi Companies had filed a petition with the Judicial Reorganization Court requesting that the court oversight of the Oi Companies not to terminated on February 4, 2020, the date when the Plan’s homologation would complete two (2) years.

The non-termination of the judicial oversight did not introduce any changes to the current position of the Oi Companies and had no impact on the compliance with the Plan in force or on current receivables, or any other new funds that were obtained by the Oi Companies. It is worth noting that the continuity of court oversight at the end of the two-year period is a natural measure that has been applied in most judicial reorganization proceedings.

Notwithstanding the good progress of the Plan implementation, which has already concluded most of the steps provided for in the proceeding, which were important for the Company’s recovery, said petition presented the Judicial Reorganization Court with circumstances related to the complexity

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01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

inherent to the Judicial Reorganization Proceeding’s magnitude and to the reforms underway in the legal and regulatory environment, and which would require actions still to be implemented as part of the Judicial Reorganization Proceeding.

On February 28, 2020, the Company released a Material Fact Notice informing its shareholders and the general market that on February 28, 2020 the Oi Companies filed with the Judicial Reorganization Court a petition exposing its interest in submitting for deliberation to a new general creditors’ meeting (“New GCM”) an amendment to the Plan (“Amendment to Plan” or “amendment to the JRP”) aimed at achieving greater operating and financial flexibility to continue its investment project and the compliance with its strategic transformation plan (“Strategic Plan”), both broadly disclosed to the market.

In line with the foregoing, on March 6, 2020, the Company disclosed a Material Fact Notice informing that the Judicial Reorganization Court awarded a decision, on the same date, granting the Company’s request for a New General Creditors’ Meeting to deliberate on an amendment to the Plan, prescribing that:

(i)	the Oi Companies filed with the court, within 180 days from the decision’s issue date, the draft amendment to the JRP; and

(ii)	the Trustee organized the New General Creditors’ Meeting, which shall be held within 60 days from the submission of the draft amendment to the JRP.

Amendment to the Judicial Reorganization Plan

On June 15, 2020, the Oi Companies filed with the Judicial Reorganization Court the draft Amendment to the JRP for the purposes of increasing the flexibility of the Original JRP by creating a more efficient corporate and operating structure, aiming at maximizing the Company’s value to the benefit of all its stakeholders. This initiative was fully aligned with the Strategic Plan, which is being transparently implemented.

On August 13, 2020, the Oi Companies filed with the Judicial Reorganization Court an updated draft of the Amendment to the JRP that adjusts certain terms and conditions. This proposal reflected the several discussions with creditors, potential investors, and other stakeholders, including discussions held with the mediator appointed by the Judicial Reorganization Court, for the purpose of discussing improvements to the Amendment to the JRP.

The Amendment to the JRP was submitted to a vote by the Creditors and approved at the New GCM held on September 8, 2020, the date of the first notice to convene, at the Sul América Convention Center, and was confirmed by the Judicial Reorganization Court on October 5, 2020, in a decision issued on October 8, 2020 that rejected all the allegations of procedural nullity of the New GCM, ruling out the allegation of unequal treatment among creditors and rejecting the requests for nullity of the voting and approval quorum of the Amendment to the JRP because it did not include any drafting and unresolved issues and, among other measures, has set a twelve-month period for ending the Debtors’ judicial reorganization, beginning on the date of said decision issue date, which may be extended, should there be a need to complete the acts relating to the disposals provided for in the Amendment to the JRP.

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01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.       Purposes of the Amendment to the JRP

The Amendment to the JRP, approved by the creditors and ratified by the Judicial Reorganization Court, as referred to above, aims at allowing the Oi Companies and their subsidiaries (“Oi Group”) to implement their long-term plan, with the necessary resolution of their debt, in the current context, and their continuity as going concerns by following said JRP and their Strategic Plan. The main purpose of the Oi Group’s strategy is transforming its business model by focusing on the use and rapid expansion of its extensive fiber optics infrastructure as a competitive edge, including its transportation networks (backbone, backhaul and data network), and primary and secondary access networks (dedicated links, metropolitan rings, and FTTH access networks), enabling and supporting the high-speed connection and service provision needs of its residential, business, corporate, and government customers, and the provision of infrastructure services for other telecommunication service providers in the country, including the facilitation of connections for the new 5G technology.

This strategy will be implemented by proceeding with the asset divestiture process, the possibility of taking part of moves toward consolidation in the industry and divesting its mobile communications operation and adopting of the model known as structural separation, which allows incorporating separate entities dedicated to investing, the operation and the maintenance of the telecommunications infrastructure and the provision of services to its end customers, including the product development, marketing, sales and customer service activities. This aims at making the Oi Group’s business model more sustainable, focused on its main competitive advantages, structured in an efficient and focused manner, and ensuring the continuity of the Oi Group and the consequent compliance with the means of recovery and payment of all prepetition claims.

The Amendment to the JRP aims at introducing flexibility in meeting the Company’s strategic goals described above and its main purposes include:

(i)	providing for the possibility of forming isolated production units (“UPIs”) through the segregation of certain businesses and/or isolated assets of Oi Group and the disposal thereof under the security and benefits ensured by Law 11101/2005 (Business Recovery and Bankruptcy Law, or LRF), so as to maximize their worth and provide the resources necessary to pay prepetition creditors and discharge the Debtors’ obligations;

(ii)	improve the payment terms and conditions for a significant portion of small creditors as a way of reducing litigation and speeding up the settlement of these claims, as required by the Judicial Reorganization Court;

(iii)	allow the Debtors to raise additional financing and other funding to allow them to maintain the necessary investments and pay their creditors; and

(iv)	allow the segregation, using an Oi Group company, of some fiber optics assets and infrastructure to create a more flexible and efficient corporate structure to accelerate investments in the expansion of the fiber optics network. Such company may have access to financial and capital markets and raise additional funds at lower costs, thus ensuring the funds generated by the Debtors’ operations are used exclusively in such operations, thus, strengthening their operating structure.
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01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

2.       UPIs provided for in the Amendment to the JRP

The Amendment to the JRP provides for the creation of five (5) UPIs separated from the assets, liabilities and rights of the Debtors and associated with (a) telephony and data operation in the mobile communications market (“UPI Mobile Assets”); (b) passive infrastructure (“UPI Towers” and “UPI Datacenter”); (c) telecommunications network operation (“UPI InfraCo”); and (d) the TV business (“UPI TVCo”).

The UPIs are established as special purpose corporations (“SPCs”) and may be sold, under different models for each type of UPI described above, to ensure the debt payment and generate the funds necessary for the expansion of its fiber infrastructure and associated services, which are the key focus of Oi Group’s strategy. The divestment of the UPIs would allow Oi to maximize the business value of its investments by expanding its residential and business access services nationwide, exploit more efficiently its network components, and create new business opportunities for the exploitation of these networks by offering them to other carriers and service providers in the telecommunications industry, in light with the governing laws, regulations and the required permits from competent authorities, where applicable.

The Amendment to the JRP contains detailed information on the composition of each UPI and the terms and conditions applicable to their disposal, including information on their structure and minimum price, available at www.recjud.com.br, for consultation purposes.

2.1.       UPI InfraCo

InfraCo SPC will concentrate infrastructure and fiber assets related to the Oi Group’s access and transportation networks already contributed to its capital, whether when they are directly assigned or even when they are assigned as right of use, in the form of Indefeasible Rights of Use (IRUs), as well as new infrastructure investments to be made in the future for the purpose of accelerating investments in the expansion of its fiber optics networks, based on a more flexible and efficient capital structure and greater possibility of attracting and using new funds. InfraCo SPC is seeking in the market the necessary funds to finance its investments in order to expand Oi Group’s operations in fiber optics and serve a larger number of customers from these segments nationwide.

The Amendment to the JRP establishes that Oi shall retain a material interest in the capital of InfraCo SPC through measures to ensure its active participation in the creation and expansion of a local leader in fiber optics infrastructure. As in other countries, the creation of InfraCo SPC followed a logic of structural separation between the services company and the infrastructure company for the purpose of maximizing business value through greater efficiency and innovation, with clear strategies focused on customer experience and product and service innovation on one hand and mass access to fiber infrastructures and optimization of its technical operation on the other.

The UPI InfraCo consists of 100% of the SPC shares, which concentrates the assets and liabilities related to the fiber optics and infrastructure activities described in Annex 5.3.4 to the Amendment to the JRP. Clause 5.3.9.4 of the Amendment to the JRP provides for the partial divestiture of the UPI

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NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

InfraCo through a bidding process, under the terms of the LFR, by submitting sealed bids for the disposal of the majority of the voting shares of InfraCo SPC, representing its shareholding control. This bid should ensure the Company the payment of at least R$6.5 billion, in addition to the guarantee from the acquirer that there will be adequate funds for the payment of possible remaining debts of InfraCo SPC, including the full payment of InfraCo’s debt outlined in Clause 5.3.8.1 to the Amendment to the JRP and the compliance with its investment plan, according to certain parameters to be established in the related UPI InfraCo Invitation to Bid Notice. At the completion of the partial sale of the UPI InfraCo, the buyer will be assured an interest equivalent to 51.0% of the total capital stock, not exceeding 51.0% of the economic capital of InfraCo SPC, and the Debtors are reserved the right to, at their sole discretion, determine the division of the capital stock of InfraCo SPC into common and preferred shares of InfraCo in the sale, within the limits established by law, thus guaranteeing that the Company shall retain a significant equity interest in SPC InfraCo, which might be possibly liable for the Debtors’ obligations to JRP creditors.

As a result of the large demand for the asset during the preliminary market analysis conducted by a financial advisor, the minimum economic value (EV) of InfraCo SPC (as at December 31, 2021) to be considered in the proposals will be R$20 billion, within the previous reference range of 25.5% to 51% of the economic value, in order to ensure an active bid dispute among the different stakeholders for the control of InfraCo (51% of the voting capital of InfraCo SPC) until the auction. The interested parties must also assume the commitment to pay a secondary installment of the acquisition price of not less than R$6.5 billion and a primary installment of the acquisition price amounting up to R$5 billion, to guarantee the payment of any remaining debts of InfraCo SPC, including the payment of the amount of InfraCo SPC’s debt provided for in Clause 5.3.8.1 of the Amendment to the JRP and the implementation of the planned investment plan, in exchange for receiving new common shares issued by InfraCo SPC, at the price per share paid in the partial sale of UPI InfraCo, adjusted as provided for in the Amendment to the JRP.

The Oi Group may, by the date of publication of the UPI InfraCo Notice, accept the binding bid with the highest economic value (EV) assigned to InfraCo SPC for the partial acquisition of UPI InfraCo, pursuant to the terms of the Amendment to the JRP, undertaking to grant such bidder the right to top, at its sole discretion, any offer per share issued by InfraCo SPC above its own biding bid, provided it submits an offer for an amount higher than at least 1% of the price per share issued by InfraCo SPC set in the best offer made during the bidding process for partial sale of the UPI InfraCo. The Amendment to the JRP also provides for mechanisms for evaluating binding bids for the partial acquisition of the UPI InfraCo that take into consideration not only the price per share offered and its minimum price of the economic value (EV) of InfraCo SPC, but also the possibility of evaluating better conditions for determining the best bid to be taken into consideration as the preferential bid for the judicial bidding process.

On January 25, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that on January 22, 2021 it had received binding proposals from third parties for the partial acquisition of the UPI InfraCo, all above the minimum price set in the Amendment to the JRP and that the proposals received are under analysis by the Company, which may engage in negotiations with the bidder of the best offer, on an exclusive basis, for the purpose of negotiating the final agreements that

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

will be disclosed during the bidding process, by means of the corresponding Invitation to Bid Notice to be published in due course.

On February 4, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that, in view of the binding offer terms and conditions for partial acquisition of the UPI InfraCo jointly submitted by Globenet Cabos Submarinos S.A., BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia, and other investment funds managed or controlled by companies belonging to the BTG Group (the “Offer” and the “Bidders”), on this same date entered into an Exclusivity Agreement (“Agreement”) with the Bidders, for a limited period of time, for the purpose of negotiating exclusively with the Bidders the sale terms and conditions, as well as the documentation and appendices relating to the Offer. The purpose of the Agreement is to grant the negotiations underway between the parties the necessary security and agility, and, if the negotiations between the parties regarding the terms and documentation are satisfactorily concluded, allow that Oi is in a position to grant the Bidders the right to top other bids received in the course of the bidding process for the sale of the UPI InfraCo, pursuant to Clause 5.3.9.4.6 of the Amendment to the JRP confirmed by the JRP. The Agreement is initially effective until March 6, 2021 and will be automatically renewed for an additional period of thirty (30) day, thus becoming effective until April 5, 2021, as informed by Oi in the Notice to the Market published on March 5, 2021, and, subsequently, was extended until 10:00 a.m. of April 9, 2021, as informed by Oi in the Notice to the Market published on April 6, 2021.

On April 12, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that, in the context of the negotiations held with the Bidders, the Company accepted, on this date, the revised binding proposal submitted jointly by the Proponents (the "Binding Proposal") for the acquisition of a portion of the interest held by the Company in Brasil Telecom Comunicação Multimídia S.A., the isolated production unit which owns the Company's fiber optic infrastructure assets (Special Purpose Company, or “InfraCo SPC”, and the "Transaction"), pursuant to Clause 5.3.9.4 of the Amendment to the JRP.

Notwithstanding the other terms and conditions provided therein, the Binding Proposal, pursuant to Clause 5.3.9.4 of the Amendment to the JRP, provided for the firm economic value (EV) of InfraCo SPC of twenty billion and twenty million Brazilian reais (R$20,020,000,000.00) on December 31, 2021, taking into account a net debt of four billion, one hundred and seven million, three hundred and fifty-three thousand, five hundred and ninety-eight Brazilian reais and fifty-nine centavos (R$4,107,353,598.59), as provided in Clause 5.3.8.1 of the Amendment to the JRP, fully due to the Company and to be paid within ninety (90) days from the closing of the Transaction. The Binding Proposal contemplates the contribution of a Primary Tranche to InfraCo SPC, the payment of a Secondary Tranche to the Company and the contribution of an Additional Primary Tranche to InfraCo SPC, in addition to the Globenet Merger.

The Binding Proposal and related instruments further contemplate the execution of capacity and other operating agreements between InfraCo SPC and Oi and/or its associates, as well as an InfraCo SPC shareholders’ agreement between the Proponents and the Company, pursuant to Section 5 combined with Clause 5.3. 9.4.4, of the Amendment to the JRP.

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The transaction price, considering the sum of the Primary Tranche; the Secondary Tranche; the Additional Primary Tranche; and the price of the Globenet merger, pursuant to the Binding Proposal, totals twelve billion, nine hundred twenty-three million, three hundred thirty-eight thousand, two hundred ninety reais and sixty-eight centavos (R$12,923,338,290.68), which will be subject to adjustment mechanisms based on certain performance, financial and operational metrics of SPC InfraCo, in accordance with its business plan (such as indebtedness, working capital, number of HPs and HCs, OPEX and CAPEX, among others), as agreed between Oi and the Bidders.

By accepting the Binding Offer, the Bidders were granted the right, at their sole discretion, to top the highest bid that may be submitted in the competitive process for the partial disposal of the UPI InfraCo, pursuant to Section 5.3.9.4.6 of the Amendment to the JRP.

On July 7, 2021, the Company released a Material Fact Notice informing its shareholders and the market in general that on the same date a hearing was held in the Judicial Reorganization Court for opening the sealed bids submitted as part of the bidding process for the disposal of the UPI InfraCo, in the manner and terms provided for in the Amendment to the JRP and in the UPI InfraCo Bid Notice.

Accordingly, only one sealed bid was submitted at the hearing for the partial acquisition of the UPI InfraCo, jointly by Globenet Cabos Submarinos S.A. and BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia (the “Bidders”), in the precise terms and conditions of the Binding Proposal for the acquisition of the UPI InfraCo, and within the terms set forth in the respective Share Purchase and Sale Agreement contained in the UPI InfraCo Bid Notice. The Bidders were declared the winners of the competitive procedure for the partial sale of the UPI InfraCo, in a decision confirmed by the Judicial Reorganization Court, after the submission of the favorable opinions of the Public Prosecution Office of the State of Rio de Janeiro and the Trustee.

As provided for by the Bid Notice of the UPI InfraCo, the related Share Purchase and Sale Agreement will be entered into with the Bidders and the actual completion of InfraCo SPC shares’ transfer will be subject to compliance with the terms and conditions set forth in such agreement, including the prior consent of ANATEL and the approval of the partial sale of the UPI InfraCo by the Administrative Economic Defense Council (“CADE”).

The transaction described above is in line with the implementation of the Strategic Plan for the transformation of the operations of the Oi Companies, which provides for the partial sale of the UPI InfraCo in a bidding proceeding pursuant to the LFR.

Debentures of Infraco SPC based on Section 5 of the Amendment to the JRP

On February 18, 2021, Oi disclosed a Material Fact Notice informing that its subsidiary BrT Multimídia had entered into an indenture for the issue of collateralized, simple, nonconvertible debentures, backed by collaterals, for private placement, in the total amount of up to 2,500,000,000.00 (“InfraCo Debentures”, “InfraCo Issue”, and “InfraCo Issue Indenture”, respectively).

The main features of the InfraCo Issue and the Infraco Debentures are as follows: (i) Term and Maturity Date: twenty-four (24) months from the issue date, except in the case of early redemption and early maturity of the InfraCo Debentures set forth in the InfraCo Debenture Indenture; (ii) Interest: unit par value adjusted using the accumulated National Broad Consumer Price Index (IPCA) variance, plus interest of 11% per year; (iii) Guarantees: the InfraCo Debentures shall be backed by collateral and a trust security provided by InfraCo SPC; (iv) Conversion: the InfraCo Debentures shall be convertible into redeemable preferred shares representing the majority of InfraCo SPC’s voting shares; and (v) Subscription: the InfraCo Debentures must be subscribed and paid-in by May 27, 2021, as agreed by the parties (“Subscription and Payment Deadline”).

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The InfraCo Issue was approved pursuant to the provisions of Section 5 of the Amendment to the JRP. As provided for by the Amendment to the JRP and the InfraCo Issue indenture, Oi, through its subsidiary Oi Móvel, shall hold a call option on all the preferred shares held by the Debentureholders as a result of the Conversion. Alternatively, and at the sole discretion of Oi (on its behalf or as successor by merger of Telemar) and Oi Móvel, InfraCo SPC may redeem all of the preferred shares held by the Debentureholders as a result of Conversion. The actual InfraCo Issue is subject to the authorizations and compliance with certain conditions precedent set forth in the InfraCo Issue indenture.

On May 26, 2021, the Company released a Notice to the Market informing shareholders and the market in general that the subscription and full payment of the private placement of the InfraCo Issue, totaling R$2,500,000,000.00, had been completed.

2.2.       UPI Mobile Assets

The Amendment to the JRP provides for the sale of UPI Mobile Assets in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Mobile SPC, with payment of at least R$15.7 billion in cash.

On November 10, 2020, the Bid Notice (“UPI Mobile Assets Bid Notice”) submitted by the Debtors was published for the sale of the UPI Mobile Assets, which consisted of (i) 100% of the shares of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with corporate taxpayer identification number (CNPJ/ME) 36.012.579/0001-50 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.291, with registered head offices at Rua do Lavradio, 71, sala 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro; (ii) 100% of the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME number 37.178.485/0001-18 and registered with the Rio de Janeiro State Division of Corporations under 33.300.334.441, with registered head offices at Lavradio, 71, sala 201/801, Centro, CEP 20230-070, na Cidade do Rio de Janeiro, Estado do Rio de Janeiro; and (iii) 100% of the shares of Jonava RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME number 37.185.266/0001-66 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.334.467, with registered head offices at Rua do Lavradio, 71, sala 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro (“Mobile SPCs”) wholly owned by Oi Móvel, free and clear of any liens or encumbrances (“Mobile SPC Shares”), to the capital of which Oi Móvel will contribute, through one or more corporate transactions, the Assets, Liabilities and Rights of the UPI Mobile Assets described in Appendix 5.3.1 to the Amendment to the JRP and in the UPI Mobile Assets Bid Notice.

On December 14, 2020, the Company released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court for opening the sealed bids submitted as part of the bidding process for the disposal of the UPI Mobile Assets, in the manner and terms provided for in the Amendment to the JRP and in the UPI Mobile Assets Bid Notice. During said hearing, it was verified that there was only one bid for the acquisition of the UPI Mobile Assets, which was submitted jointly by Telefônica Brasil S.A., TIM S.A., and Claro S.A. (the “Bidders”) pursuant to the precise terms and conditions of the binding proposal for the acquisition of

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

the UPI Mobile Assets submitted by the Bidders, amounting to R$16.5 billion, of which R$756 million relates to transition services to be provided by Oi to the Bidders for up to 12 months, plus a commitment to enter into long-term take-or-pay agreements for transmission capacity services with Oi, whose net present value (NPV), calculated for purposes and in the manner provided in the Amendment to the JRP, is R$819 million, which shall be paid in cash, subject to the terms and conditions provided for in the related binding proposal and the related Share Purchase Agreement set forth in Annex 5.3.9.1 to the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Mobile Assets, the Judicial Reorganization Court confirmed the Bidders’ proposal as the winning bid of the bidding process for the sale of the UPI Mobile Assets, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

On January 29, 2021, the Company released a Notice to the Market informing that on January 28, 2021, the Company, Telemar entered into with the Bidders the Purchase and Sale of Shares and Other Covenants (“Agreement”) for the purpose of selling Mobile Assets SPC, under the terms and conditions set forth in the proposal of the Bidders confirmed by the Judicial Reorganization Court, as described earlier in this item. The actual completion of the Transaction, with the transfer of the Mobile Assets SPCs’ shares to the Buyers, is subject to the approval of the CADE (Brazilian antitrust agency) and preapproval by Anatel, as well as compliance of conditions precedent usual for this type of transaction, as provided for in the Agreement.

2.3.       UPI Towers

The Amendment to the JRP provides for the sale of the UPI Towers in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Towers SPC held by the Debtors.

On October 19, 2020, the Bid Notice (“UPI Towers Bid Notice”) submitted by the Debtors was published for the sale of the UPI Towers, which consisted of 100% of the shares issued by special purpose corporation Caliteia RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME 35.978.982/0001-75 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.215, with registered head offices at Rua do Lavradio, 71, sl. 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro (“Towers SPC”), wholly owned by Telemar and Oi Móvel, specifically incorporated for being sold as a UPI as part of the Judicial Reorganization Proceeding, and with share capital paid in by the Assets, Liabilities and Rights of the UPI Towers, described in Annex 5.3.2 to the Amendment to the JRP and in the UPI Towers Bid Notice.

On November 26, 2020, the Company released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court for opening the sealed bids submitted as part of the bidding process for the disposal of the UPI Towers, in the manner and terms provided for in the Amendment to the JRP and in the UPI Towers Bid Notice. During the hearing, it was verified that there was only one sealed bid for the acquisition of the UPI Towers, which was submitted by Highline do Brasil II Infraestrutura de Telecomunicações S.A. (“Highline”) pursuant

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

to the precise terms and conditions of the binding proposal for the acquisition of the UPI Towers submitted by the latter, amounting to one billion, sixty-six million, nine hundred and two thousand, eight hundred and twenty-seven Brazilian reais (R$1,066,902,827.00) to be paid in cash, as described in the Material Fact Notice released on August 13, 2020, subject to the terms and conditions provided for in the related binding proposal and the related Stock Purchase Agreement set forth in Annex 5.3.9.2 to the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Towers, the Judicial Reorganization Court confirmed Highline’s proposal as the winning bid of the bidding process for the sale of the UPI Towers, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

On December 23, 2020, the Company released a Notice to the Market informing its shareholders and the market in general that the Company, Telemar and Oi Móvel entered into the Share Purchase and Sale Agreement Through a UPI and Other Covenants (“Agreement”) with Highline for the sale of the UPI Towers to Highline and that the actual completion of the transaction with the transfer of Towers SPC’s shares to Highline is subject to the compliance with the conditions precedent usual for this type of transaction, as provided for in the Agreement. On June 25, 2021, the remaining balance was paid by Highline, after the usual calculations and adjustments for this type of transaction, in accordance with the terms of the Agreement and the Amendment to the JRP.

Against this background, on March 30, 2021, the Company disclosed a Material Fact Notice informing that, after compliance with all previous contractual obligations, the sale of UPI Towers to Highline was completed on the same date, with the transfer of all Towers SPC shares o Highline, which, in turn, paid the cash portion, with remaining balance payable after the usual calculations and adjustments for this type of transaction, pursuant to the Agreement and the Amendment to the JRP.

The completion of the Transaction represents the implementation of yet another stage of the JRP and Strategic Plan, aimed at granting the Company greater financial flexibility and efficiency, and the long-term sustainability of the Company by its market repositioning and its conversion into the largest telecommunications infrastructure provider in Brazil, based on the massification of fiber optics and high-speed internet, the provision of corporate solutions, and the preparation for the evolution to 5G, focused on business lines with higher added value and good growth prospects and forward looking.

2.4.       UPI Datacenter

The Amendment to the JRP provides for the sale of UPI Datacenter in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Datacenter SPC held by the Debtors.

October 19, 2020, the Bid Notice (“UPI Datacenter Bid Notice”) submitted by the Debtors was published for the sale of the UPI Datacenter, which consisted of 100% of the shares issued by special purpose corporation Drammen RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME 35.980.592/0001-30 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.231, with registered head offices at Rua do Lavradio, 71, sl.

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro (“Datacenter SPC”), the shares of which will be held by Oi, Telemar and Oi Móvel, specifically incorporated to be sold as a UPI as part of the Judicial Reorganization Proceeding, and with capital stock paid in exclusively and necessarily by the Assets, Liabilities and Rights of the UPI Datacenter, described in Annex 5.3.3 to the Amendment to the JRP and in the UPI Datacenter Bid Notice

On November 26, 2020, the Company released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court to open the sealed bids submitted as part of the bidding process for the disposal of the UPI Datacenter, in the manner and terms provided for in the Amendment to the JRP and in the UPI Datacenter Bid Notice. During the hearing, it was verified that there was only one sealed bid for the acquisition of the UPI Datacenter, which was submitted by Titan Venture Capital e Investimentos Ltda. (“Titan”) pursuant to the precise terms and conditions of the binding proposal for acquisition of UPI Datacenter submitted by the latter, as described in the Material Fact Notice dated June 15, 2020, amounting to three hundred and twenty-five million Brazilian reais (R$325,000,000.00) to be paid as follows: (i) a cash installment in the amount of two hundred and fifty million Brazilian reais (R$250,000,000.00); and (ii) the remaining amount of seventy-five million Brazilian reais (R$75,000,000.00) in installments to be paid in the manner and within the deadline set forth in the related binding proposal and the related Share Purchase and Sale Agreement contained in Exhibit 5.3.9.3 to the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Datacenter, the Judicial Reorganization Court confirmed Titan’s proposal as the winning bid of the bidding process for the sale of the UPI Datacenter, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

On December 14, 2020, the Company released a Notice to the Market informing that on December 11, 2020 the Company, Telemar, and Oi Móvel had entered into the Agreement for the Purchase and Sale of Shares Through a UPI and Other Covenants (“Agreement”) with Titan, for the purpose of selling the UPI Datacenter to Titan for the total amount R$325,000,000.00, which will be paid after the compliance with certain conditions precedent, as follows: (i) a cash installment of R$250,000,000.00 (“Cash Installment”) paid at sight; and (ii) R$75,000,000.00 (“Remaining Amount”), in installments to be paid in the manner and maturity set forth in the Agreement.

Accordingly, on March 15, 2021, the Company released a Material Fact Notice informing that, after compliance with all the contractual conditions precedent on March 12, 2021, it sold the UPI Data Center to Titan and transferred all the shares issued by Datacenter SPC to Titan, which, in turn, paid the Cash Installment, with the Remaining Amount to be paid in installments, in the manner and timeframe set forth in the agreement.

The completion of the sale of the UPI Datacenter represents the implementation of yet another stage of the JRP and Strategic Plan, aimed at ensuring greater financial flexibility and efficiency, and the long-term sustainability of the Company by its market repositioning and its conversion into the largest telecommunications infrastructure provider in Brazil, based on the massification of fiber optics and high-speed internet, the provision of corporate solutions, and the preparation for the evolution to 5G, focused on business lines with higher added value and good growth prospects and forward looking.

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

2.5.       UPI TVCo

UPI TVCo will consist of 100% of TVCo SPC shares which will concentrate the assets, liabilities, and rights related to the pay TV business, described in Annex 5.3.5 to the Amendment to the JRP, which provides for the disposal of the UPI TVCo in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of TVCo SPC shares held by the Debtors, considering that the acquisition of the UPI TVCo will involve (i) the payment, in a single cash installment, of a minimum amount of R$20 million and (ii) the obligation of the corresponding acquirer to share with the Debtors and/or their associates 50% of the net revenue of the IPTV service to be offered to TVCo SPC customers using the FTTH network, under the terms and conditions to be established in the Bidding Notice for the disposal of the UPI TVCo.

3.       Payment of Creditors

The Amendment to the JRP provides for the possibility of making adjustments to the payment terms and conditions of the prepetition creditors and also mechanisms that would allow or require the Company to pay certain claims subject to the Plan within a term shorter than the term provided for in the ratified Plan.

The Amendment to the JRP contains detailed information on the payment proposals for each class of creditors.

3.1.       Labor Claims

The Amendment to the JRP also prescribes that labor creditors whose claims had not been fully settled by the date of the New GCM would have their claims up to a total of R$50,000 paid within 30 days of ratification of the Amendment to the JRP, provided that said labor claims (i) were listed in the trustee’s list of creditors; (ii) were the subject of a final and unappealable court decision that terminated the underlying lawsuit and ratified the amount due to the related creditor; or (iii) in the case of creditors entitled to recover lawyers’ fee, a decision was rendered in the event of claim qualification or challenge filed by the date of the New GCM, provided that they elect this form of payment.

3.2.       Collateralized claims

The Amendment to the JRP prescribes that, in the event of the disposal of the UPI Mobile Assets, part of the funds to be paid by the winning bidder of the related bidding process and the buyer of the UPI Mobile Assets will, at the risk and expense of the Debtors and using the Debtors’ full instructions on the amount due to each Creditor with collateralized claims and the related data for payment, directly assigned by the buyer to the Creditors with collateralized claims for the prepayment of 100.0% of the remaining amount of Collateralized Claims (as defined in the Amendment to the JRP).

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.3.       Regulatory agencies’ claims

In light of the Amendment to the JRP, approved at the CGM held on September 8, 2020 and ratified by a court decision issued on October 5, 2020, the claims of Regulatory Agencies will be paid as provided for by Law 13988. This law allows the negotiation of all amounts established under Noncompliance Investigation Proceedings (PADOS) registered as enforceable debt, payable in 84 installments, after a 50% discount on the consolidated claim limited to the principal, a six-month grace period, and with the possible use of judicial deposits made as guarantee of the processed claims, fully transferable to ANATEL for the early settlement of as many initial installments as possible to be paid with the total amount of the deposits.

3.4.       Unsecured Claims

3.4.1       Class III Unsecured Creditors.

3.4.1.1       Straight-line payment option

Pursuant to the Amendment to the JRP, Class III Unsecured Creditors (as defined in the Plan), with claims of up to R$3,000 that have not yet been fully settled by the date of the New GCM and that have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group www.credor.oi.com.br within 45 days after the New GCM. The option to receive R$3,000 may be exercised, within the same term, by the Class III Unsecured Creditors with claims higher than R$3,000 provided that (i) the claims had not yet been fully paid by the date of the New GCM; (ii) they had already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors granted the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims is made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Class III Unsecured Creditors, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Claims in the General List of Creditors.

3.4.1.2       Repurchase Obligation in Liquidity Events

The Amendment to the JRP includes an amendment to Clause 5.2 of the Original Plan to provide for the obligation of prepayment at a discount, by the Debtors, of the Unsecured Creditors that have elected Restructuring Options I or II, pursuant to Clauses 4.3.1.2 or 4.3.1.3 of the Original Plan, respectively, also when there is one or more Liquidity Events (as defined in the Amendment to the JRP) in the first five years from the court ratification of the JRP. Accordingly, the Amendment to the JRP establishes that the Oi Group shall allocate 100.0% of the Net Revenue from Liquidity Events (as defined in the Amendment to the JRP) exceeding R$6.5 billion to, in up to the payment rounds, anticipate the payment of the claims held by the Unsecured Creditors provide for in said Clause, at a discount of fifty-five percent (55%) on the related Total Balance of the Unsecured Claims, as described in Clause 5.4 of the Amendment to the JRP.

42

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.4.1.3       Reverse Auction

The Amendment to the JRP allows the Debtors, at any time, during the five-year period after the ratification of the Amendment to the JRP, to hold one or more prepayment rounds to the Unsecured Creditors that offer the highest discount rate of their claims in each round held (“Reverse Auction”). In each Reverse Auction, the winning bidder shall be the Unsecured Creditors that successively offer the lowest amount novated unsecured claims under the terms of the Plan in each round, under the terms provided for in Clause 4.7.1 of the Amendment to the JRP.

The specific terms of each Reverse Auction, including the rules, the net present value (NPV) of the future payment flows of the related unsecured claims, as provided for in the Plan, to be taken into consideration, which cannot be lower than one hundred percent (100%) of the NPV of the related unsecured claims at any Reverse Auction, and the maximum amount of the related unsecured claims to be paid by the Debtors, including possible restrictions, will be detailed in the related notice to be disclosed prior to the Reverse Auction, at www.recjud.com.br, and subsequently sent to the interested Unsecured Creditors that complete their registration, as provided for in Clause 4.7.4 of the Amendment to the JRP.

3.4.1.4       Bank guarantees

The Amendment to the JRP allows the Debtors to seek in the market a credit limit for hiring bank guarantees to be provided to the Unsecured Creditors. Clause 5.6.6 and following of the Amendment to the JRP provides for the possibility of the Unsecured Creditors to offer bank guarantee lines to the benefit of the Debtors, within the limit of their restructured claims, to be drawn on the condition that the Debtors reduce their exposure under guarantee in relation to the position as at December 31, 2017, while guaranteeing the reduction of the prepayment discount from 55% to 50%, to be applied at each Exercise Round of the Purchase Obligation, to volumes equivalent to those offered in new guarantee lines, as provided for in the Plan.

3.4.2       Unsecured Claims of Small Businesses, listed in Class IV

Pursuant to the Amendment to the JRP, Small Businesses with Unsecured Claims listed in Class IV (as defined in the Plan), with claims of up to R$150,000 that have not yet been fully settled by the date of the New GCM and that have filed have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group at www.credor.oi.com.br, within 45 days after the New GCM. The option to receive R$150,000 may be exercised, within the same term, by the Small Businesses with Unsecured Claims listed in Class IV with claims higher than R$150,000 provided that (i) the claims have not yet been fully paid by the date of the New GCM; (ii) they have already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors grant the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims to be made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Unsecured Small Business Creditor, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Small Business Claims in the General List of Creditors.

43

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

4.       Termination of the Judicial Reorganization

The decision to ratify the Amendment to the JRP set a twelve-month period to terminate the judicial reorganization, beginning on the issue date of such decision, i.e., October 8, 2020, and may be extended if there is a need to finalize the acts related to the disposals of the assets provided for in the Amendment to the JRP. The Debtors have filed an appeal against this part of the Amendment to the JRP ratification decision, requesting that the termination date of the proceeding be the one set forth in the Amendment to the JRP, i.e., May 30, 2022. The appeal is still pending a final decision.

5.	Oi’s activities once the measures provided for in the Amendment to the JRP are implemented

If the corporate restructuring carried out to segregate the UPIs and the sale of these UPIs as provided for by the Amendment to the JRP is implemented, the Company will retain all activities, assets, rights and obligations not expressly transferred to the UPIs, including certain fiber optics, fiber backbone and copper backhaul assets related to the Oi Group’s transportation network, residential, business, and corporate customers (including utility assets), in addition to the Digital and IT services (Oi Soluções), as well as the field maintenance and installation operations at Serede - Serviços de Rede S.A. (“Serede”) and customer service operations at Brasil Telecom Call Center S.A. (“BrT Call Center”).

With these measures, the goal is to ensure that this set of assets is sufficient to guarantee the continuity of the Company as a going concern and the payment of its debts under the terms of the Amendment to the JRP.

For more information regarding the Amendment to the JRP and the implementation of the measures set forth therein refer to the documents disclosed on this date by the Company and available on its website (www.oi.com.br/ri or www.recjud.com.br) and on CVM’s Empresas.NET System (www.cvm.gov.br).

6.       Full Content of the Amendment to the JRP

The full Amendment to the JRP is available to the Company’s shareholders at the Company’s headquarters and on its website (www.oi.com.br/ri or www.recjud.com.br), CVM’s Empresas.NET System (www.cvm.gov.br), and the website of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

Going concern

The interim financial information for the period ended March 31, 2021, has been prepared assuming that the Company will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. The judicial reorganization is aimed at ensuring the continuation of the Oi Companies as going concerns. The continuity of the Company as a going concern was strengthen with the approval of the Amendment to the JRP (Nota 1) and ultimately depends on the successful outcome of the judicial reorganization and the realization of other forecasts of the Oi Companies.

44

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company has been successfully discharging the obligations set forth in the judicial reorganization proceedings and even though there are no indications in this regard, we emphasize that the conditions and circumstances point to material uncertainties because of their own nature that may affect the success of the judicial reorganization and cast significant doubts as to the Oi Companies’ ability to continue as going concerns. As at March 31, 2021 and after the implementation of the JRP, total shareholders’ equity was R$4,742,978 (R$4,726,670 in the Company), loss for the period then ended was R$3,041,548 (R$3,037,538 in the Company), and working capital totaled R$11,811,857 (R$2,284,053 in the Company). As at December 31, 2020 and after the implementation of the JRP, total shareholders’ equity was R$7,769,910 (R$7,751,492 in the Company), loss for the year then ended was R$10,528,499 (R$10,529,963 in the Company), and working capital totaled R$15,782,630 (R$2,972,818 in the Company).

On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic.

By the closing date of this Interim Financial information, we had no records of material deviations in our operations and results, even though the scenario is adverse and there are still uncertainties regarding the duration and effects of the pandemic. In addition, the Company has intensified the digitalization of processes, sales and services, telemarketing and teleagent channels, which has allowed a rapid and growing recovery and resumption of pre-COVID levels.

2.       SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Company’s individual and consolidated interim financial information has been prepared and is being presented in accordance with the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), which are consistent with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB). All relevant information part of the interim financial information, and only this information, corresponds to the information the Company’s management uses while managing the Company.

(a)	Reporting basis

The Company’s interim financial information has been prepared for the period ended March 31, 2021 and are being presented in accordance with IAS 34 and CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”), which address interim financial reporting.

CPC 21 (R1)/IAS 34 requires that management use certain accounting estimates. The quarterly information has been prepared based on the historical cost, except for certain financial assets and financial liabilities measured at their fair values.

45

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

This quarterly information does not include all the information and disclosures required in annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and the accounting practices adopted in Brazil. There were no changes in the accounting policies adopted in the period ended March 31, 2021 as compared to those applicable in the year ended December 31, 2020, besides the new pronouncements, interpretations, and changes that became effective after December 31, 2020, as described in item (b) of this note.

Restatement of the Interim Financial Information as of March 31, 2021 for correction of an error

Subsequent to the filing of the Interim Financial Information as of March 31, 2021, the Company's management identified an error related to the recognition of depreciation and amortization expenses related non-current assets that had been classified as held-for-sale assets at December 31, 2020. As required by CPC 31/IFRS 5, the Company made the corrective adjustments regarding this matter and is restating the Interim Financial Information as of March 31, 2021, previously approved and filed on May 12, 2021, in line with the requirements set forth in CPC 23/IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The effects of these adjustments are shown below:

Balance sheet

	03/31/2021
	COMPANY			CONSOLIDATED
	Previously stated	Restated	Adjusted balance	Previously stated	Restated	Adjusted balance
Current assets	5,208,587		5,208,587	34,167,839	706,820	34,874,659
Held-for-sale assets				21,503,904	706,820	22,210,724
Non-current assets	31,650,088	466,501	32,116,589	38,076,897		38,076,897
Investments	6,079,969	466,501	6,546,470
Total assets	36,858,675	466,501	37,325,176	72,244,736	706,820	72,951,556
Current liabilities	2,924,534		2,924,534	22,822,483	240,319	23,062,802
Liabilities linked to Held-for-sale assets				9,034,274	240,319	9,274,593
Non-current liabilities	29,673,972		29,673,972	45,145,776		45,145,776
Shareholders’ equity	4,260,169	466,501	4,726,670	4,276,477	466,501	4,742,978
Accumulated losses	(31,761,956)	466,501	(31,295,455)	(31,761,956)	466,501	(31,295,455)
Total liabilities and shareholders’ equity	36,858,675	466,501	37,325,176	72,244,736	706,820	72,951,556

46

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statement of Profit or Loss

	03/31/2021
	COMPANY			CONSOLIDATED
	Previously stated	Restated	Adjusted balance	Previously stated	Restated	Adjusted balance
Loss from continuing operations	(3,433,635)		(3,433,635)	(3,437,645)		(3,437,645)
Profit (loss) for the year from discontinued operations (net of taxes)	(70,404)	466,501	396,097	(70,404)	466,501	396,097
Loss for the period	(3,504,039)	466,501	(3,037,538)	(3,508,049)	466,501	(3,041,548)

Statement of Comprehensive Income

	03/31/2021
	COMPANY			CONSOLIDATED
	Previously stated	Restated	Adjusted balance	Previously stated	Restated	Adjusted balance
Loss for the period	(3,504,039)	466,501	(3,037,538)	(3,508,049)	466,501	(3,041,548)
Comprehensive income from continuing operations	(3,498,520)	466,501	(3,032,019)	(3,500,630)	466,501	(3,034,129)
Total comprehensive income for the period	(3,498,520)	466,501	(3,032,019)	(3,500,630)	466,501	(3,034,129)

Statement of Changes in Shareholders’ Equity

	03/31/2021
	Previously stated	Restated	Adjusted balance
Accumulated losses	(31,761,956)	466,501	(31,295,455)
Loss for the period	(3,504,039)	466,501	(3,037,538)
Total controlling interests	4,260,169	466,501	4,726,670
Total shareholders’ equity	4,276,477	466,501	4,742,978

47

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statement of Value Added

	03/31/2021
	COMPANY			CONSOLIDATED
	Previously stated	Restated	Adjusted balance	Previously stated	Restated	Adjusted balance
Retentions	(561,876)	466,501	(95,375)	(1,471,392)	466,501	(1,004,891)
Profit / (Loss) for the year from discontinued operations	(70,404)	466,501	396,097	(70,404)	466,501	396,097
Wealth created by the Company	311,793	466,501	778,294	1,482,343	466,501	1,948,844
Wealth for distribution	870,563	466,501	1,337,064	2,745,350	466,501	3,211,851
Shareholders	3,504,039	(466,501)	3,037,538	3,508,049	(466,501)	3,041,548
Accumulated losses	3,504,039	(466,501)	3,037,538	3,504,039	(466,501)	3,037,538
Wealth distributed	(870,563)	(466,501)	(1,337,064)	(2,745,350)	(466,501)	(3,211,851)

Restatement of the comparative balances of discontinued operation

The Company restated the comparative balances of the statement of profit or loss, statement of comprehensive income, statement of cash flows and statement of value added, in accordance with CPC 31/IFRS 5, which requires that an entity reclassifies the disclosures related to all operations that have been discontinued at the balance sheet date of the last reporting period presented. The effects of the reclassification are disclosed in Note 30.

Estimates and critical accounting judgments

The Company’s management uses estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant, and also requires judgments related to these matters. Actual results of operations and the financial position may differ from these estimates. The estimates and critical accounting judgments that represent a significant risk of causing material adjustments to the carrying amounts of assets and liabilities are related to: (i) the recognition of revenue and trade receivables; (ii) expected credit losses on doubtful accounts; (iii) depreciation and amortization of assets with finite useful lives; (iv) impairment of long-lived assets; (v) leases; (vi) fair value of financial liabilities; (vii) provisions; (viii) fair value of financial assets; (ix) deferred income tax and social contribution; and (x) noncurrent assets held for sale and discontinued operations.

Functional and presentation currency

The Company and its subsidiaries operate mainly as telecommunications industry operators in Brazil, Africa, and Asia, and engage in activities typical of this industry. The items included in the financial statements of each group company are measured using the currency of the main economic environment where it operates (“functional currency”). The individual and consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional and presentation currency.

48

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Transactions and balances

Foreign currency-denominated transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange gains and losses arising on the settlement of the transaction and the translation at the exchange rates prevailing at period-end, related foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except when qualified as hedge accounting and, therefore, deferred in equity as cash flow hedges.

49

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Group companies with a different functional currency

The profit or loss and the financial position of all Group entities, none of which uses a currency from a hyperinflationary economy, whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translating at the rate prevailing at the end of the reporting period;

•	revenue and expenses disclosed in the statement of profit or loss are translated using the average exchange rate;
•	all the resulting foreign exchange differences are recognized as a separate component of equity in other comprehensive income; and

•	goodwill and fair value adjustments, arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

As at March 31, 2021 and December 31, 2020, the foreign currency-denominated assets and liabilities were translated into Brazilian reais using mainly the following foreign exchange rates:

	Closing rate		Average rate
Currency	03/31/2021	12/31/2020	03/31/2021	03/31/2020
Euro	6.6915	6.3779	6.6033	4.9225
US dollar	5.6973	5.1967	5.4833	4.4657
Cape Verdean escudo	0.0607	0.0578	0.0599	0.0447
Sao Tomean dobra	0.273100	0.260300	0.269779	0.000213
Kenyan shilling	0.0522	0.0476	0.0500	0.0438
Namibian dollar	0.3861	0.3540	0.3664	0.2900
Mozambican metical	0.08378	0.0700	0.0748	0.0686

(b)        New and revised standards and interpretations

b.1)       New standards adopted as at January 1, 2021:

New and revised standards		Effective beginning on or after:
Standard enhancement	Setting benchmark interest rates for application of IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16	January 1, 2021

The amendments to the mentioned standards had no impacts on the Company’s Interim Financial Information.

50

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

b.2)       The new and revised standards and interpretations issued by the IASB that are effective in future reporting periods and that the Company decided not to early adopt are the following, effective for periods beginning on or after January 1, 2021:

New and revised standards		Effective beginning on or after:
IAS 37	Onerous contract – classification of the cost of fulfilling an onerous contract.	January 1, 2022
IAS 16	Property, plant and equipment - classification of property, plant and equipment items before being ready for their intended use	January 1, 2022
IFRS 3	Conceptual framework	January 1, 2022
Standard enhancement	IFRS 1 – aspects of first-time adoption in a subsidiary; IFRS 9 - ‘10 percent’ test criterion to reverse financial liabilities; IFRS 16 - illustrative examples of leases; and IAS 41 – fair value measurement aspects	January 1, 2022
IAS 1	Classification of liabilities wither as current or non-current.	January 1, 2023
IFRS 4	Insurance contract – temporary exemptions to the application of IFRS 9 for insurers	January 1, 2023
IFRS 17	New Insurance Contracts standard superseding IFRS 4	January 1, 2023

The Company does not anticipate any impact from these amounts to accounting standards.

3.        FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.       Financial Instruments

The carrying amounts and the estimated fair values of our main financial assets and financial liabilities as at March 31, 2021 and December 31, 2020 are summarized as follows:

	Accounting measurement	COMPANY		CONSOLIDATED
		03/31/2021
		Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and banks	Fair value	168,442	168,442	686,574	686,574
Cash equivalents	Fair value	370,645	370,645	2,062,418	2,062,418
Cash investments	Fair value	188,120	188,120	203,851	203,851
Due from related parties	Amortized cost	8,615,344	8,615,344
Accounts receivable (i)	Amortized cost	1,853,564	1,853,564	3,815,543	3,815,543
Dividends and interest on capital	Amortized cost	2,466	2,466
Financial asset at fair value	Fair value	70,423	70,423	70,423	70,423

Liabilities
Trade payables (i)	Amortized cost	2,294,035	2,294,035	7,677,273	7,677,273
Borrowings and financing (ii)
Borrowings and financing	Amortized cost	2,737,255	2,737,255	11,318,517	11,318,517
Due to related parties	Amortized cost	1,832,182	1,832,182
Public debentures	Amortized cost	2,643,530	2,643,530	4,117,408	4,117,408
Private debentures				4,012,902	4,012,902
Senior Notes	Amortized cost	8,757,681	10,172,914	8,757,681	10,172,914
Derivative financial instruments	Fair value	7,325	7,325	7,325	7,325
Dividends and interest on capital	Amortized cost	4,774	4,774	20,706	20,706
Licenses and concessions payable (iii)	Amortized cost	21,751	21,751	53,025	53,025
Tax refinancing program (iii)	Amortized cost	199,650	199,650	326,737	326,737
Leases payable (iv)	Amortized cost	670,054	670,054	2,926,294	2,926,294

51

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Accounting measurement	COMPANY		CONSOLIDATED
		12/31/2020
		Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and banks	Fair value	174,952	174,952	692,742	692,742
Cash equivalents	Fair value	1,777,728	1,777,728	3,415,199	3,415,199
Cash investments	Fair value	187,856	187,856	204,056	204,056
Due from related parties	Amortized cost	7,621,572	7,621,572
Accounts receivable (i)	Amortized cost	1,400,570	1,400,570	3,974,238	3,974,238
Dividends and interest on capital	Amortized cost	1,466	1,466
Financial asset at fair value	Fair value	71,594	71,594	71,594	71,594

Liabilities
Trade payables (i)	Amortized cost	2,414,548	2,414,548	8,296,891	8,296,891
Borrowings and financing (ii)
Borrowings and financing	Amortized cost	2,556,144	2,556,144	10,542,777	10,542,777
Due to related parties	Amortized cost	1,591,964	1,591,964
Public debentures	Amortized cost	2,590,369	2,590,369	4,034,603	4,034,603
Private debentures				3,569,805	3,569,805
Senior Notes	Amortized cost	8,196,549	9,821,284	8,196,549	9,821,284
Derivative financial instruments	Fair value	10,967	10,967	10,967	10,967
Dividends and interest on capital	Amortized cost	4,775	4,775	18,094	18,094
Licenses and concessions payable (iii)	Amortized cost	17,828	17,828	43,415	43,415
Tax refinancing program (iii)	Amortized cost	212,629	212,629	346,217	346,217
Leases payable (iv)	Amortized cost	688,220	688,220	2,981,678	2,981,678

For the closing of the period ended March 31, 2021:

(i) The balances of accounts receivable have near terms and, therefore, they are not adjusted to fair value. The balances of trade payables subject to the judicial reorganization were adjusted to fair value at the date of novation of the liabilities and are represented by the amounts expected to be settled (Note 18).

(ii) The balance of the borrowings and financing with the BNDES, Local Banks, and ECAs correspond to exclusive markets, and the fair value of these instruments is similar to their carrying amounts. The balances of borrowings and financing refers to the bonds issued in the international market, for which is there is a secondary market, and their fair values differ from their carrying amounts.

(iii) The licenses and concessions payable and the tax refinancing program are stated at the amounts that these obligations are expected to be discharged and are not adjusted to fair value.

(iv) The leases payable are represented by the amounts that the obligations are expected to be settled, adjusted at present value.

52

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The levels of the financial assets cash and cash equivalents and cash investments, held-for-sale assets, and derivative financial instruments at fair value as at March 31, 2021 and December 31, are as follows:

	Fair value measurement hierarchy	COMPANY		CONSOLIDATED
		Fair value	Fair value	Fair value	Fair value
		03/31/2021	12/31/2020	03/31/2021	12/31/2020
Assets
Cash and banks	Level 1	168,442	174,952	686,574	692,742
Cash equivalents	Level 1	370,645	1,777,728	2,062,418	3,415,199
Cash investments	Level 1	188,120	187,856	203,851	204,056
Liabilities
Derivative financial instruments	Level 2	7,325	10,967	7,325	10,967

There were no transfers between levels in the periods ended March 31, 2021 and December 31, 2020.

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation, as follows:

(a)       Cash, cash equivalents and cash investments

Foreign currency-denominated cash equivalents and cash investments are basically kept in checking deposits denominated in euro and US dollars.

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the reporting period, multiplied by the number of outstanding securities.

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated. When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at the end of the period, and when similar, fair value is similar to the carrying amount on the reporting date.

(b)       Derivative financial instruments

The Company conducts derivative transactions to manage certain market risks, mainly the foreign exchange risk. At the closing date of the period ended March 31, 2021, these instruments include Non-deliverable Forward (NDF) contracts.

It is worth noting that the Company does not use derivatives for purposes other than the hedging these risks and the method used to calculate the fair value of the derivative instruments contracted throughout the year was the future cash flows method associated to each contracted instrument, discounted using the market rates prevailing at the reporting date.

53

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.2.       Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risk, interest rate risk on fair value, interest rate risk on cash flows), credit risk, and liquidity risk. According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks. The Company and its subsidiaries may use derivative financial instruments to mitigate certain exposures to these risks.

The Company’s risk management process is a three-step process, taking into account its consolidated structure: strategic, tactical, and operational. At the strategic level, the Company’s executive committee agrees with the Board of Directors the risk guidelines to be followed each financial year. A Financial Risk Management Committee is responsible for overseeing and ensuring that Oi comply with the existing policies. At the operating level, risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by the Board of Directors.

The Financial Risk Management Committee meets on a monthly basis and currently consists of the Chief Finance and Investor Relations Officer, Chief Governance, Risks and Compliance Officer, the Chief Treasurer and Performance Analysis Officer, and no more than other two officers from the finance department and at least one former finance officer.

The Hedging and Cash Investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies. In line with the Hedging Policy pillars, the strategy is focused on the preservation of the Company’s cash flows, maintaining its liquidity, and complying with the financial covenants, if applicable.

3.2.1.       Market risk

(a)       Foreign exchange risk

Financial assets

The Company is not exposed to any material foreign exchange risk involving foreign currency-denominated financial assets as at March 31, 2021 for which the Company does not enter into any currency hedging transaction.

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company’s and its subsidiaries’ borrowings and financing exposed to this risk represent approximately 65.7% of total liabilities from borrowings and financing (64.0% at December 31, 2020), less the contracted currency hedging transactions.

54

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

To minimize this type of risk, after the sale of PT Ventures was completed in 2020, the Company elected to keep part of the funds received with this sale in offshore cash, as a natural hedge both to cover the payment of foreign currency-denominated interest to be made in 2020 and the portion of the Company’s US dollar-denominated operating expenses. Additionally, in the same year the Company hedged part of the Company’s US dollar-denominated operating expenses. As at March 31, 2021, the Company maintained the contracting of short-term currency forward hedging transactions to hedge the interest on the qualified bonds maturing in February and August 2021, as well as US dollar-denominated expenses until May of the current year.

The currency hedging percentage for purposes of covenant compliance and the financial expenses of the existing borrowings and financing, including the impacts of changes in foreign exchange rates on the fair value adjustment gain, is 40.2%.

Foreign currency-denominated financial assets and financial liabilities are presented in the balance sheet as follows (includes intragroup balances transferred to Company amounts):

	COMPANY
	03/31/2021		12/31/2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and banks	159,103	159,103	148,750	148,750
Due from related parties	8,614,836	8,614,836	7,621,168	7,621,168
Financial liabilities
Borrowings and financing (Note 19)	11,784,926	11,784,926	10,833,843	10,833,843
Derivative financial instruments	7,325	7,325	10,967	10,967

	CONSOLIDATED
	03/31/2021		12/31/2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and banks	571,841	571,841	526,133	526,133
Cash equivalents	1,527	1,527	1,410	1,410
Financial liabilities
Borrowings and financing (Note 19)	18,522,894	18,522,894	16,841,745	16,841,745
Derivative financial instruments	7,325	7,325	10,967	10,967

The amounts of the derivative financial instruments as at March 31, 2021 and December 31, 2020 are summarized as follows:

Derivatives designated for hedge accounting
			COMPANY		CONSOLIDATED
	Notional (US$)	Maturity (years)	Fair value		Fair value
			Amounts (payable)/receivable		Amounts (payable)/receivable
			03/31/2021	12/31/2020	03/31/2021	12/31/2020
USD/R$ Non-deliverable forwards (NDFs)	22,906	< 1 year	1,963	(3,561)	1,963	(3,561)
55

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Derivatives not designated for hedge accounting
			COMPANY		CONSOLIDATED
	Notional (US$)	Maturity (years)	Fair value		Fair value
			Amounts (payable)/receivable		Amounts (payable)/receivable
			03/31/2021	12/31/2020	03/31/2021	12/31/2020
USD/R$ Non-deliverable forwards (NDFs)	82,678	< 1 year	7,086	(7,406)	7,086	(7,406)

As at March 31, 2021 and December 31, 2020, the main hedging transactions conducted with financial institutions with the objective minimizing the foreign exchange risk were as follows:

Non-deliverable Forward (NDF) contracts

US$/R$: Refer to future dollar purchase transactions using NDFs to hedge against the depreciation of the Brazilian real against the US dollar. The key strategy for these contracts is to eliminate foreign exchange differences during the contract period, mitigating unfavorable changes in foreign exchange rates on dollar-denominated debts or operating expenses.

As at March 31, 2021, the Company recognized as result of derivative transactions the amounts shown below:

	COMPANY		CONSOLIDATED
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Forward currency transaction – financial results	35,355	127,581	35,355	127,581
Forward currency transaction – operating results	4,458	1,152	4,458	1,152
Total	39,813	128,733	39,813	128,733

And the movements in foreign exchange hedges designated for hedge accounting were recognized in other comprehensive income.

Table of movements in hedge accounting effects in other comprehensive income
	COMPANY	CONSOLIDATED
Balance at Dec 31, 2020	(3,561)	(3,561)
Amortization of hedges to profit or loss	5,524	5,524
Balance at Mar 31, 2021	1,963	1,963

Foreign exchange risk sensitivity analysis

Pursuant to CPC 40 (R1)/IFRS 7, as at March 31, 2021, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies, at the end of the reporting period.

56

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The foreign exchange rates used for the probable scenario are the closing rates prevailing in March 2021. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate
Description	03/31/2021	Depreciation
Probable scenario
U.S. dollar	5.6973	0%
Euro	6.6915	0%
Possible scenario
U.S. dollar	7.1216	25%
Euro	8.3644	25%
Remote scenario
U.S. dollar	8.5460	50%
Euro	10.0373	50%

The impacts of foreign exchange exposure on the foreign currency-denominated debt with third parties, taking into consideration derivatives and offshore cash, in the sensitivity scenarios estimated by the Company, are shown in the table below (excludes intragroup balances):

		03/31/2021
		COMPANY			CONSOLIDATED
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario	Probable scenario	Possible scenario	Remote scenario
US dollar debts	Dollar appreciation	12,798,531	15,998,163	19,197,796	26,041,899	32,552,373	39,062,848
Derivatives (net position - USD)	Dollar depreciation	(7,086)	(8,858)	(10,629)	(7,086)	(8,858)	(10,629)
US dollar cash	Dollar depreciation	(97,892)	(122,365)	(146,838)	(191,584)	(239,480)	(287,376)
Euro debt	Euro appreciation	273,594	341,992	410,390	4,000,640	5,000,800	6,000,960
Euro cash	Euro depreciation	(61,211)	(76,514)	(91,816)	(381,784)	(477,231)	(572,677)
Fair value adjustment	Dollar/euro depreciation	(3,044,159)	(3,805,199)	(4,566,239)	(11,497,867)	(14,372,334)	(17,246,801)
Total assets/liabilities indexed to exchange fluctuation		9,861,777	12,327,219	14,792,664	17,964,218	22,455,270	26,946,325
Total (gain) loss			2,465,442	4,930,887		4,491,052	8,982,107

(b)       Interest rate risk

Financial assets

Cash equivalents and cash investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions. Most of the portfolio of exclusive funds consists of repurchase agreements pegged to the SELIC rate (Central Bank’s policy rate).

57

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP), the CDI, or the Benchmark Rate in the case of real-denominated debt as at March 31, 2021. After the approval of the JRP, the Company does not have borrowings and financing subject to the foreign currency-denominated floating interest rate.

As at March 31, 2021, approximately 34.2% (35.9% in 2020) of the consolidated incurred debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after is to CDI.  Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments.

These assets and liabilities are presented in the balance sheet as follows:

	COMPANY
	03/31/2021		12/31/2020
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	370,645	370,645	1,777,728	1,777,728
Cash investments	188,120	188,120	187,856	187,856
Due from related parties	508	508	404	404
Financial liabilities
Borrowings and financing (Note 19)	4,178,675	4,178,675	4,092,958	4,101,183

	CONSOLIDATED
	03/31/2021		12/31/2020
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	2,060,891	2,060,891	3,413,789	3,413,789
Cash investments	203,851	203,851	204,056	204,056
Financial liabilities
Borrowings and financing (Note 19)	9,654,486	9,654,486	9,501,988	9,501,988

Interest rate fluctuation risk sensitivity analysis

Management believes that the most material risk related to interest rate fluctuations arises from its liabilities pegged to the CDI and TJLP. This risk is associated to an increase in those rates. TJLP has been successively cut since December 2019, when it was set at 5.57%. Beginning January 2020, the TJLP was cut again to 5.09% p.a. and subsequently to 4.94% p.a. starting April 2020, to 4.91% p.a. for July-September 2020, to 4.55% p.a. for October-December 2020, and to 4.39% p.a. for January-March 2021. Before the end of the quarter, after successive drops, the National Monetary Council had already decided and announced to keep the increase of the rate to 4.61% per year, effective for April-June 2021.

58

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Pursuant to CPC 40 (R1)/IFRS 7, Management estimated the fluctuation scenarios of the rates CDI and TJLP as at March 31, 2021. The rates used for the probable scenario were the rates prevailing at the end of the reporting period.

These rates have been stressed by 25% and 50%, and used as benchmark for the possible and remote scenarios.

03/31/2021
Interest rate scenarios
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
2.65%	4.39%	3.31%	5.49%	3.98%	6.59%

Such sensitivity analysis considers outflows for the repayment of debts to third parties in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the fair values of these liabilities.

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

		03/31/2021
		COMPANY			CONSOLIDATED
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario	Probable scenario	Possible scenario	Remote scenario
Debt pegged to CDI	CDI increase	645,024	812,432	982,265	1,145,927	1,443,511	1,745,471
Debt pegged to TJLP	TJLP increase	750,107	870,430	991,951	2,811,892	3,261,653	3,715,558
Total assets/liabilities pegged to the interest rate		1,395,131	1,682,862	1,974,216	3,957,819	4,705,164	5,461,029
Total (gain) loss			287,731	579,085		747,345	1,503,210

3.2.2.       Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. The expected losses on trade receivables are adequately covered by an allowance intended to cover possible losses on their realization.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. As at March 31, 2021, approximately 84.97% of the consolidated cash investments were made with counterparties with an AAA, AA, A, and or sovereign risk rating.

59

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.2.3.       Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions. Management uses its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses.

The Company’s management monitors the continual forecasts of the liquidity requirements to ensure that the company has sufficient cash to meet its operating needs and fund capital expenditure to modernize and expand its network.

Capital management

The Company seeks to manage its equity structure according to best market practices.

The objective of the Company’s capital management strategy is to ensure that liquidity levels and financial leverage allow the sustained growth of the Group, the compliance with the strategic investment plan, and generation of returns to our shareholders.

We may change our capital structure, according to existing economic and financial conditions, to optimize our financial leverage and debt management.

The indicators used to measure capital structure management are: gross debt to accumulated twelve-month EBITDA (earnings before interest (financial income and expenses), taxes, depreciation, and amortization), and the interest coverage ratio, as shown below:

Gross debt-to-EBITDA between 2x and 4.0x
Interest coverage ratio (*) higher than 1.75

(*) Measures the Company’s capacity to cover its future interest obligations.

As at March 31, 2021, with the Brazilian real remaining at a more depreciated level, the Company’s gross debt balance remained high. However, the exchange rate impact represents a merely accounting impact, since the debt denominated in a foreign currency mature over the long term. Only if this exchange rate level extends over the long term will this impact translate into a more relevant cash effect. On the qualified bond includes outflows of foreign currency-denominated cash to pay interest thereon. For this cash outflow, in line with the Risk Guideline contracted with the Company’s Board of Directors, the next tranche maturing in August 2021 is being hedged monthly through NDF transactions.

3.2.4.       Risk of accelerated maturity of borrowings and financing

At the end of March 31, 2021 there was no risk of accelerated maturity of Company debt.

It is worth emphasizing that, in line with the provisions of the Plan, as amended, BNDES (Brazilian development bank) agrees that, as of the Court Ratification of the Amendment to the JRP (October 8, 2020) and until the first of the financial settlement of the disposal of the UPI Mobile Assets or by May

60

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

30, 2022, the obligation to comply with the financial ratios set forth in the agreement will be temporarily stayed by BNDES and, therefore, during such period, its noncompliance will not imply a possible breach of the agreement, as reported in Note 19, ‘Covenants’ section.

4.        NET OPERATING REVENUE

	COMPANY		CONSOLIDATED
	03/31/2021	03/31/2020	03/31/2021	03/31/2020 Restated

Gross operating revenue	1,141,633	1,062,328	2,985,660	3,155,530

Deductions from gross revenue	(211,362)	(255,670)	(747,320)	(740,181)
Taxes	(209,445)	(253,326)	(647,017)	(691,882)
Other deductions	(1,917)	(2,344)	(100,303)	(48,299)

Net operating revenue	930,271	806,658	2,238,340	2,415,349

61

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

5.       REVENUE AND EXPENSES BY NATURE

	COMPANY		CONSOLIDATED
	03/31/2021 Restated	03/31/2020 Restated	03/31/2021 Restated	03/31/2020 Restated
Net operating revenue	930,271	806,658	2,238,340	2,415,349
Operating income (expenses):
Interconnection	(12,036)	(16,466)	(33,237)	(32,934)
Personnel	(110,101)	(92,534)	(443,514)	(465,901)
Third-party services	(264,995)	(245,344)	(697,457)	(823,003)
Grid maintenance service	(117,744)	(128,875)	(96,493)	(128,254)
Handset and other costs			(2,796)	(1,061)
Advertising and publicity	(9,283)	(14,818)	(89,428)	(56,726)
Rentals and insurance	(175,505)	(119,931)	(368,442)	(371,971)
(Provisions)/reversals	(850)	(42,990)	(48,090)	(19,631)
Expected losses on trade receivables	(2,301)	(15,372)	(30,013)	(40,180)
Taxes and other income (expenses) (i)	(2,508,541)	(4,575,476)	(98,165)	66,264
Other operating income (expenses), net (ii)	117,882		984,538	366,558
Operating expenses excluding depreciation and amortization	(3,083,474)	(5,251,806)	(923,097)	(1,506,839)
Depreciation and amortization	(435,296)	(381,924)	(1,171,996)	(1,088,829)
Total operating expenses	(3,518,770)	(5,633,730)	(2,095,093)	(2,595,668)
Loss before financial income (expenses) and taxes	(2,588,499)	(4,827,072)	143,247	(180,319)
Financial income (expenses):
Financial income	3,106,021	8,119,608	1,262,810	3,372,814
Financial expenses	(3,951,157)	(9,387,890)	(4,835,177)	(9,283,854)
Total financial income (expenses)	(845,136)	(1,268,282)	(3,572,367)	(5,911,040)
Pre-tax loss	(3,433,635)	(6,095,354)	(3,429,120)	(6,091,359)
Income tax and social contribution		12,085	(8,525)	34,365
Loss for the period from continued operations	(3,433,635)	(6,083,269)	(3,437,645)	(6,056,994)
Discontinued operations
Profit / (Loss) for the period from discontinued operations (net of taxes) (Nota 30)	396,097	(196,796)	396,097	(196,796)
Loss for the period	(3,037,538)	(6,280,065)	(3,041,548)	(6,253,790)
Loss attributable to Company owners	(3,037,538)	(6,280,065)	(3,037,538)	(6,280,065)
Loss attributable to non-controlling interests			(4,010)	26,275

Operating expenses by function:

Cost of sales and/or services	(791,312)	(680,976)	(1,886,339)	(1,851,259)
Selling expenses	(155,143)	(140,746)	(561,179)	(509,225)
General and administrative expenses	(214,157)	(217,548)	(576,282)	(713,261)
Other operating income	229,976	151,297	1,248,603	773,655
Other operating expenses	(40,883)	(65,987)	(320,093)	(325,840)
Share of results of investees	(2,547,251)	(4,679,770)	197	30,262
Total operating expenses	(3,518,770)	(5,633,730)	(2,095,093)	(2,595,668)

62

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(i)	Includes the share of results of investees.

(ii)	In the first quarter of 2021, represented primarily by the gain on the sale of UPI Towers amounting to R$1,028,034 (Note 1). In the first quarter of 2020, represented primarily by the gain on the sale of a property amounting to R$84,920 and the gain on the sale of the investment held in PT Ventures amounting to R$79,114.

63

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

6.        FINANCIAL INCOME (EXPENSES)

	COMPANY		CONSOLIDATED
	03/31/2021	03/31/2020	03/31/2021	03/31/2020 Restated
Financial income
Monetary correction and exchange differences on third-party debt discount	345,324	823,852	1,083,468	2,794,815
Monetary correction and exchange differences on related-party debt discount	1,659,991	5,020,302
Interest on and monetary correction to other assets	49,488	189,063	123,623	159,175
Income from cash investments	7,192	16,205	13,397	37,959
Interest and foreign exchange differences on intragroup loans	1,024,768	1,885,784
Exchange differences on translating foreign cash investments	11,519	182,646	35,585	383,179
Other income	7,739	1,756	6,737	(2,314)
Total	3,106,021	8,119,608	1,262,810	3,372,814

Financial expenses and other charges
a) Borrowing and financing costs
Amortization of third-party debt discount	(202,611)	(238,602)	(475,826)	(577,730)
Amortization of related-party debt discount	(341,911)	(563,295)
Monetary correction to and exchange losses on third-party	(1,121,088)	(2,623,399)	(2,494,098)	(5,835,271)
Interest on borrowings from third parties	(321,866)	(288,904)	(417,646)	(389,636)
Interest on debentures	(18,019)	(37,033)	(159,125)	(141,246)
Interest and foreign exchange differences on intragroup loans	(1,588,513)	(4,937,466)
Subtotal:	(3,594,008)	(8,688,699)	(3,546,695)	(6,943,883)
b) Other charges
Interest on leases	(20,179)	(20,611)	(84,646)	(91,141)
Gain on cash investments classified as held for sale	38,698	377,129	26,028	203,773
Tax on transactions and bank fees	(21,213)	(37,685)	(52,289)	(65,035)
Interest, monetary correction, and exchange differences on other liabilities (i)	(323,139)	(755,614)	(1,018,954)	(2,004,534)
Monetary correction to (provisions)/reversals	(28,853)	(94,832)	(95,628)	(169,092)
Interest on taxes in installments - tax financing program	(456)	(1,362)	(984)	(2,472)
Derivative transactions	35,355	(127,581)	35,355	(127,581)
Other expenses (ii)	(37,362)	(38,635)	(97,364)	(83,889)
Subtotal:	(357,149)	(699,191)	(1,288,482)	(2,339,971)
Total	(3,951,157)	(9,387,890)	(4,835,177)	(9,283,854)
Financial income (expenses)	(845,136)	(1,268,282)	(3,572,367)	(5,911,040)

(i)	This line item includes interest related to the present value adjustment associated with the liabilities of onerous contracts and trade payables subject to the Judicial Reorganization, and related exchange differences and adjustment for inflation.

(ii)	Represented mainly by financial banking fees and commissions.

64

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

7. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

The provision for income tax and social contribution is broken down as follows:

	COMPANY		CONSOLIDATED
	03/31/2021	03/31/2020	03/31/2021	03/31/2020 Restated
Income tax and social contribution
Current taxes			(8,525)	10,551
Deferred taxes (Note 10)		12,085		23,814
Total		12,085	(8,525)	34,365

	COMPANY		CONSOLIDATED
	03/31/2021	03/31/2020	03/31/2021	03/31/2020 Restated
Pre-tax loss	(3,433,635)	(6,095,355)	(3,429,120)	(6,091,359)
Income tax and social contribution
Income tax and social contribution on taxed income	1,167,435	2,072,421	1,165,901	2,071,062
Equity in investees	(866,065)	(1,591,122)	67	10,289
Tax incentives (i)			46	18
Permanent deductions (add-backs) (ii)	489,654	1,783,716	351,092	953,464
Reversal of (Allowance for) impairment losses on deferred tax assets (iii)	(791,024)	(2,252,930)	(1,261,703)	(2,634,038)
Tax effects of deferred tax assets of foreign subsidiaries (iv)			(263,928)	(366,430)
Income tax and social contribution effect on profit or loss		12,085	(8,525)	34,365

(i)	Refer basically to the income surtax (10%) payable by subsidiaries.

(ii)	The tax effects from permanent add-backs are represented mainly by the effects of the foreign exchange differences on fair value adjustments to the restructured liabilities included in the JRP.

(iii)	Allowance for the realizable value (impairment) of deferred tax assets (Note 10).

(iv)	Effects of unrecognized deferred tax assets held by foreign subsidiaries that do not have a history of profitability and/or an expectation to generate taxable income.

65

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

8.       CASH, CASH EQUIVALENTS AND CASH INVESTMENTS

Cash investments and cash investments made by the Company and its subsidiaries in the periods ended March 30, 2021 and December 31, 2020 are measured at their fair values.

(a)	Cash and cash equivalents

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Cash and banks	168,442	174,952	686,574	692,742
Cash equivalents	370,645	1,777,728	2,062,418	3,415,199
Total	539,087	1,952,680	2,748,992	4,107,941

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Repurchase agreements (i)	242,717	1,518,113	1,766,852	2,919,122
Certificated of Bank Deposit (CDB)	94,698	185,564	188,510	343,084
Private securities (ii)	30,207	71,254	101,154	134,411
Time deposits			1,525	1,407
Other	3,023	2,797	4,377	17,175
Cash equivalents	370,645	1,777,728	2,062,418	3,415,199

(b)	Short- and long-term cash investments

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Private securities (iii)	171,131	170,660	178,264	177,827
Government securities	16,989	17,196	25,587	26,229
Total	188,120	187,856	203,851	204,056
Current	185,274	184,682	193,871	193,715
Non-current	2,846	3,174	9,980	10,341

(i)	Represented, mainly, by exclusive investment funds, most the portfolio of which consists of government securities with yields pegged to SELIC (Central Bank’s policy rate). The portfolio is preferably allocated to highly liquid spot market instruments for all investments.

(ii)	Represented primarily by highly liquid treasury financial bills of private banks pegged to CDI.

(iii)	Represented mainly by investments whose yields are pegged to SELIC and CDB rates.

The Company and its subsidiaries hold cash investments in Brazil and abroad for the purpose of earning interest on cash, benchmarked to CDI in Brazil, LIBOR for the US dollar-denominated portion, and EURIBOR for the euro-denominated portion.

66

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

9.        ACCOUNTS RECEIVABLE

	COMPANY[1]		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Billed services	1,935,847	1,471,972	3,872,868	3,984,006
Unbilled services	367,246	378,225	933,351	1,024,380
Subtotal	2,303,093	1,850,197	4,806,219	5,008,386
Expected credit losses on trade receivables	(449,529)	(449,627)	(990,676)	(1,034,148)
Total	1,853,564	1,400,570	3,815,543	3,974,238

1 These amounts include the related-party balances, as shown in Note 29.

The aging list of trade receivables is as follows:

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Current	1,864,257	1,469,935	3,220,162	3,650,943
Past-due up to 60 days	162,536	120,279	629,919	564,145
Past-due from 61 to 90 days	23,588	14,665	156,559	88,377
Past-due from 91 to 120 days	13,522	11,898	102,864	76,252
Past-due from 121 to 150 days	16,003	12,366	147,248	78,409
Over 150 days past-due	223,187	221,054	549,467	550,260
Total	2,303,093	1,850,197	4,806,219	5,008,386

The movements in the expected credit losses on trade receivables are as follows:

	COMPANY	CONSOLIDATED
Balance at Jan 1, 2021	(449,627)	(1,034,148)
Expected losses on trade receivables	(2,301)	(30,013)
Trade receivables written off as uncollectible	2,399	73,485
Balance at Mar 31, 2021	(449,529)	(990,676)

10.       CURRENT AND DEFERRED INCOME TAXES

	Assets
	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	10,466	10,466	168,419	179,780
Recoverable social contribution (CSLL) (i)	3	3	81,524	73,435
IRRF/CSLL - withholding income taxes (ii)	38,357	34,690	117,323	104,906
Total current	48,826	45,159	367,266	358,121

Deferred recoverable taxes
Income tax and social contribution on temporary differences1	3,724,398	3,724,398	3,671,070	3,671,070
Total non-current	3,724,398	3,724,398	3,671,070	3,671,070

1 See movements table below.

67

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Liabilities
	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Current taxes payable
Income tax payable			12,257	11,752
Social contribution payable			634	630
Total current			12,891	12,382

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.

(ii)	Withholding income tax (IRRF) credits on cash investments, derivatives, intragroup loans, government entities, and other amounts that are used as deductions from income tax payable for the years, and social contribution withheld at source on services provided to government agencies.

Movements in deferred income tax and social contribution

	COMPANY
	Balance at 12/31/2020	Recognized in deferred tax benefit/ expenses	Balance at 03/31/2021
Deferred tax assets arising on:
Temporary differences
Provisions	421,463	3,361	424,824
Provisions for suspended taxes	125,495	551	126,046
Provisions for pension funds	(50,806)	52	(50,754)
Expected losses on trade receivables	167,165	144	167,309
Profit sharing	30,252	(3,254)	26,998
Foreign exchange differences	3,442,455	756,635	4,199,090
Merged goodwill (i)	1,131,992	(70,280)	1,061,712
Onerous obligation	2,438,425	192,984	2,631,409
Leases	196,332	22,334	218,666
ORA - MTM - Derivatives	1,211	(1,878)	(667)
Other temporary add-backs and deductions	1,127,492	23,683	1,151,175
Deferred taxes on temporary differences	10,139,852	966,006	11,105,858
CSLL tax loss carryforwards	16,561,970	181,445	16,743,415
Total deferred tax assets	26,701,822	1,147,451	27,849,273
Deferred tax liabilities
Temporary differences and income tax and social contribution of goodwill (ii)	(2,423,808)	114,252	(2,309,556)
Allowance for impairment loss (iii)	(20,606,944)	(1,261,703)	(21,868,647)
Total deferred tax assets (liabilities)	3,671,070		3,671,070

68

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	Balance at 12/31/2020	Recognized in deferred tax benefit/ expenses	Balance at 03/31/2021
Deferred tax assets arising on:
Temporary differences
Provisions	1,223,404	13,758	1,237,162
Provisions for suspended taxes	169,539	1,562	171,101
Provisions for pension funds	(211,187)	52	(211,135)
Expected losses on trade receivables	487,033	30,696	517,729
Profit sharing	133,156	(3,540)	129,616
Foreign exchange differences	3,442,455	3,452,511	6,894,966
Merged goodwill (i)	1,131,992	(70,280)	1,061,712
Onerous obligation	2,438,425	192,984	2,631,409
Leases	196,332	22,334	218,666
ORA - MTM - Derivatives	1,211	(1,878)	(667)
Other temporary add-backs and deductions	1,079,752	23,683	1,103,435
Deferred taxes on temporary differences	10,092,112	3,661,882	13,753,994
CSLL tax loss carryforwards	16,561,970	181,445	16,743,415
Total deferred tax assets	26,654,082	3,843,327	30,497,409
Deferred tax liabilities
Temporary differences and income tax and social contribution of goodwill (ii)	(2,376,068)	114,252	(2,261,816)
Allowance for impairment loss (iii)	(20,606,944)	(3,957,579)	(24,564,523)
Total deferred tax assets (liabilities)	3,671,070		3,671,070

(i)	Refer to: (i) deferred income tax and social contribution assets calculated as tax benefit originating from the goodwill paid on acquisition of the Company and recognized by the merged companies in the course of 2009. The realization of the tax credit arises from the amortization of the goodwill balance based on the STFC license and in the appreciation of property, plant and equipment, the utilization of which is estimated to occur through 2025, and (ii) deferred income tax and social contribution assets originating from the goodwill paid on the acquisition of interests in the Company in 2008-2011, recognized by the companies merged with and into Telemar Participações S.A. (“TmarPart”) and by TmarPart merged with and into the Company on September 1, 2015, which was based on the Company’s expected future profitability and the amortization of which is estimated to occur through 2025.

(ii)	Refers basically to the tax effects on the appreciation of property, plant and equipment and intangible assets, merged from TmarPart.

(iii)	The Company regularly tests deferred tax assets for impairment and recognizes an allowance for impairment losses of deferred tax assets when it is probable that these assets will not be realized, based on a statement of expected generation of future taxable income, supported by a technical feasibility study and the matching the estimated annual realization portion of the asset and liability temporary differences. The allowance for impairment losses is reversed as it becomes probable that taxable income will be available.
69

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The stock of tax loss carryforwards in Brazil and foreign subsidiaries is approximately R$38,633,296 and R$14,432,380, and corresponds to R$13,135,321 and R$3,608,095 in deferred tax assets, respectively, which can be carried forward indefinitely and offset against taxes payable in the future.

11.       OTHER TAXES

	ASSETS
	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Recoverable State VAT (ICMS) (i)	207,002	221,582	1,030,762	1,056,583
PIS and COFINS (ii)	982,865	1,153,103	1,803,223	2,115,486
Other	975	74	104,724	98,548
Total	1,190,842	1,374,759	2,938,709	3,270,617
Current	748,998	929,572	1,458,924	1,823,451
Non-current	441,844	445,187	1,479,785	1,447,166

	Liabilities
	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
State VAT (ICMS)	119,709	129,638	374,297	389,852
ICMS Convention No. 69/1998	47,595	47,476	136,778	136,462
PIS and COFINS (iii)	322,689	274,605	551,239	560,554
FUST/FUNTTEL/broadcasting fees (iv)	206,394	258,245	665,968	665,169
Telecom Inspection Fund (FISTEL) fee (v)	1,059	654	976,793	488,538
Other (vi)	13,375	13,308	223,782	272,570
Total	710,821	723,926	2,928,857	2,513,145
Current	159,289	174,097	1,612,559	1,189,145
Non-current	551,532	549,829	1,316,298	1,324,000

(i) Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

(ii) The Company and its subsidiaries filed legal proceedings to claim the right to deduct ICMS from the PIS and COFINS tax bases and the recovery of past unduly paid amounts, within the relevant statute of limitations.

In 2019, the 1st and 2nd Region Federal Courts (Brasília and Rio de Janeiro) issued final and unappealable decisions favorable to the Company on two of the three main lawsuits of the Company relating to the discussion about the non-levy of PIS and COFINS on ICMS.

These credits were cleared for offset by the Federal Revenue Service between May and October 2019 so that the Company has been using them to pay federal taxes due since June 2019. The total amount of the credit was approximately R$3 billion, added to the three lawsuits.

70

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(iii) Represented primarily by the Social Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) on revenue, financial income, and other income.

(iv) The Company and its subsidiaries Telemar and Oi Móvel filed lawsuits to discuss the correct calculation of the contribution to the FUST and in the course of the lawsuits made escrow deposits to suspend its collection. These discussions are also being judged by higher courts and a possible transformation of the deposited amounts into definitive payments should not occur within two (2) years.

(v) The Company and its subsidiaries, Telemar and Oi Móvel, together with other industry companies, filed a lawsuit aiming at removing the obligation to pay the Installation Inspection Fee (TFI) and the Operation Fee (TFF). The court awarded a sentence rejecting the claims, which led to the filing of an appeal, which is still awaiting judgment. As the 2020 TFF payment deadline is about to expire and the appeal is pending judgment, the companies filed a request for an early appeal, granted on March 18, 2020, to suspend the payment of the 2020 TFF until the appeal is judged, and this request was renewed for 2021, also granted by a decision issued in March 2021, to maintain the collection suspension until the judgment of the appeal.

(vi) Represented primarily by monetary correction to suspended taxes and withholding tax on intragroup loans and interest on capital.

12.       JUDICIAL DEPOSITS

In some situations, the Company makes, as ordered by courts or even at its own discretion to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counselors, as probable, possible, or remote. The Company recognizes in current assets that amount it expects to withdraw from escrow deposits or the amount of escrow deposits it expects to offset against provisions in the coming twelve months.

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Civil	2,506,065	2,718,735	3,708,358	4,433,968
Tax	875,977	888,000	1,943,077	1,985,621
Labor	358,454	344,990	976,901	902,294
Subtotal:	3,740,496	3,951,725	6,628,336	7,321,883
Estimated loss	(15,233)	(15,233)	(28,048)	(28,048)
Total	3,725,263	3,936,492	6,600,288	7,293,835
Current	885,241	716,047	1,736,582	1,095,827
Non-current	2,840,022	3,220,445	4,863,706	6,198,008

71

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

13.       PREPAID EXPENSES

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Costs incurred on the performance of a contract (IFRS 15) (i)	181,264	187,927	276,411	255,407
Telecom Inspection Fund (FISTEL) fee	263		391,476
Advertising and publicity	379	511	25,733	20,928
Insurance	14,102	12,245	58,797	46,357
Bank guarantee	8,293	5,860	22,992	24,956
Other	161,919	103,496	162,220	110,868
Total	366,220	310,039	937,629	458,516
Current	292,520	233,952	805,903	330,131
Non-current	73,700	76,087	131,726	128,385

(i) Represented by commission costs incurred in the compliance with agreements. The movements in the period are as follows:

	COMPANY	CONSOLIDATED
Balance at Jan 1, 2021	187,927	255,407
Incurred costs	28,834	237,630
Allocation to profit or loss	(35,497)	(216,626)
Balance at Mar 31, 2021	181,264	276,411

14.       OTHER ASSETS

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Sureties from related parties	61,221	60,340
Receivables (i)	77,930	89,620	371,728	427,451
Advances to and amounts recoverable from suppliers	69,074	69,480	276,310	294,553
Amounts receivable from the sale of property, plant and equipment items	83,820	84,031	304,085	308,806
Amounts receivable	178,356	54,145	642,880	177,626
Advances to employees	14,304	16,802	42,517	48,257
Other	38,394	38,587	120,407	93,303
Total	523,099	413,005	1,757,927	1,349,996
Current	431,950	346,445	1,095,663	754,292
Non-current	91,149	66,560	662,264	595,704

(i)	The receivables from Fundação Sistel arise from the Company’s interest in the distribution of the PBS-A plan surplus, duly approved by the National Pension Plan Authority (PREVIC). As at March 31, 2021, the Company had claim to twenty (20) installments of receivables that are adjustable according to the Plan’s profitability.

(ii)	As at March de 2021, includes R$290,440 related to the amounts receivables arising from the sale of the UPIs Towers and Datacenter (Note 1).
72

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

15.       INVESTMENTS

	COMPANY		CONSOLIDATED
	03/31/2021 Restated	12/31/2020	03/31/2021	12/31/2020
Investment in subsidiaries	6,532,398	7,339,368
Joint arrangements			24,707	25,081
Investments in associates			51,774	50,799
Tax incentives, net of allowances for losses	10,273	10,273	31,876	31,876
Other investments	3,799	3,799	16,398	15,823
Total	6,546,470	7,353,440	124,755	123,579

Summary of the movements in investment balances

	COMPANY	CONSOLIDATED
Balance at Jan 1, 2021	7,353,440	123,579
Equity in investees (*)	(1,339,854)	602
Advance for future capital increase in subsidiaries	565,435
Reclassification from/to held-for-sale investments (**)	7,657
Disposal of investment (Drammen)	(36,774)
Dividends	(3,434)
Other		574
Balance at Mar 31, 2021 - Restated	6,546,470	124,755

(*) Breakdown shown below.

(**) Reclassification of the assets of international operations held for sale (Note 30 (b)).

The main data related to direct equity interests in subsidiaries, for equity accounting purposes, are as follows:

			COMPANY
			03/31/2021 Restated
			In thousands of shares		Equity interests - %
Subsidiaries	Shareholders’ equity	Profit (loss) for the period	Common	Preferred	Total capital	Voting capital
Telemar	6,346,452	(1,375,824)	154,032,213	190,464,750	100	100
Rio Alto	3,923	15	215,538,129	215,538,129	100	100
Oi Holanda	(2,290,108)	(244,220)	100		100	100
Oi Serviços Financeiros	3,605	636	799		100	100
PTIF	(4,451,786)	(527,410)	0.042		100	100
CVTEL	(3,520)	(224)	18		100	100
Carrigans	157		0.100		100	100
Serede	(281,218)	(29,807)	24,431,651		17.51	17.51
PT Participações (*) (i)	266,619	(1,544)	1,000,000		100	100
Drammen		3,601

(*) The interest in the equity and the share of results of PT Participações are represented by: (i) investment of R$212,608 and share of profits of R$2,921, classified in investments; and (ii) investments of R$54,011 and share of losses of R$4,465, classified in investments held-for-sale assets.

73

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Equity in investees		Investment value		Provision for negative shareholders’ equity
Subsidiaries	03/31/2021 Restated	03/31/2020 Restated	03/31/2021 Restated	12/31/2020	03/31/2021	12/31/2020
Telemar	(1,375,824)	(3,773,785)	6,346,452	7,156,690
Rio Alto	15	5	3,923	3,908
Oi Holanda	(244,220)	(469,982)			2,290,108	2,045,888
Oi Serviços Financeiros	636	1,004	3,605	2,970
PTIF	(527,410)	(917,398)			4,451,786	3,924,376
CVTEL	(61)	(79)			3,520	3,297
Carrigans			157	147
Serede	(5,219)	(1,581)			49,242	44,022
PT Participações (i)	(1,544)	283,201	266,619	229,466
Drammen	1,742			38,466
Unrealized profits or losses with investees	731	2,049	(34,347)	(35,075)
Profit / (Loss) from discontinued operations	(396,097)	196,796
Share of results of investees from continuing operations (Note 5)	(2,547,251)	(4,679,770)
Reclassified from held-for-sale assets	(4,465)	(283,201)	(54,011)	(57,204)
Exchange differences on share of results of investees	38,697
Reclassification of equity in investees to the provision for equity deficiency (ii)	776,910	1,389,040
Investees’ share of other comprehensive income	158	27
(Profit) / Loss from discontinued operations	396,097	(196,796)
Total	(1,339,854)	(3,770,700)	6,532,398	7,339,368	6,794,656	6,017,583

(i)      In 2020, the Company sold the entire stake it held in PT Ventures, and the proceeds from this sale were transferred to the Company by means of a capital reduction of its subsidiary PT Participações, amounting to R$3,663,391. The investments held in PT Ventures were classified as held-for-sale assets in the balance sheet.

(ii)    Represented by the share of results of subsidiaries Oi Holanda, PTIF, CVTEL, and Serede.

Summarized financial information

	03/31/2021 Restated
Subsidiaries	Assets	Liabilities	Revenue
Telemar (1)	29,385,587	23,039,135	1,057,171
Oi Holanda (i)	2,528,621	4,818,729
PTIF (1)	1,885,770	6,337,556
Rio Alto	5,403	1,480
Oi Serviços Financeiros	13,730	10,125
CVTEL	4	3,524
Serede	1,199,211	1,480,429	481,593
PT Participações	784,030	517,411	58,743
Drammen			18,348
74

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BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(1) Amounts adjusted for consolidation and equity accounting purposes.

	12/31/2020		03/31/2020
Subsidiaries	Assets	Liabilities	Revenue
Telemar (1)	30,029,239	22,872,549	1,362,816
Oi Holanda (1)	2,208,027	4,253,915
PTIF (1)	1,665,144	5,589,520
Rio Alto	5,386	1,478
Oi Serviços Financeiros	14,303	11,333	105
CVTEL		3,297
Serede	1,305,345	1,556,756	584,121
PT Participações	716,476	487,010
Drammen	107,558	28,034

(1) Amounts adjusted for consolidation and equity accounting purposes.

16.       Property, plant and equipment

	COMPANY
	Works in progress	Automatic switching equipment	Transmission and other equipment(1)	Infrastructure	Buildings	Right of use - leases	Other assets	Total
Cost of PP&E (gross amount)
Balance at Dec 31, 2020	247,097	6,543,019	26,556,428	6,530,293	1,746,607	794,502	1,649,991	44,067,937
Contractual changes						2,481		2481
Additions	179,774		14,409	26,901		139	4,077	225,300
Write-offs	(1,987)		(23,263)	(3,064)		(1,216)	(1,224)	(30,754)
Transfers	(151,344)	4,641	122,579	18,985			5,139
Balance at Mar 31, 2021	273,540	6,547,660	26,670,153	6,573,115	1,746,607	795,906	1,657,983	44,264,964
Accumulated depreciation
Balance at Dec 31, 2020		(6,478,456)	(22,234,444)	(5,336,279)	(1,530,157)	(115,097)	(1,424,672)	(37,119,105)
Depreciation expenses		(4,194)	(203,867)	(35,011)	(5,741)	(22,597)	(13,328)	(284,738)
Write-offs			18,353	2,992		364	1,204	22,913
Transfers			(93)	109			(16)
Balance at Mar 31, 2021		(6,482,650)	(22,420,051)	(5,368,189)	(1,535,898)	(137,330)	(1,436,812)	(37,380,930)
PP&E, net
Balance at Dec 31, 2020	247,097	64,563	4,321,984	1,194,014	216,450	679,405	225,319	6,948,832
Balance at Mar 31, 2021	273,540	65,010	4,250,102	1,204,926	210,709	658,576	221,171	6,884,034
Annual depreciation rate (average)		10%	12%	10%	9%	8%	15%
(1)	Transmission and other equipment include transmission and data communication equipment.

75

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BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
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COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	Works in progress	Automatic switching equipment	Transmission and other equipment(1)	Infrastructure	Buildings	Right of use - leases	Other assets	Total
Cost of PP&E (gross amount)
Balance at Dec 31, 2020	1,952,915	17,205,772	51,441,011	30,715,032	4,116,196	3,587,031	4,869,248	113,887,205
Contractual changes						25,228		25,228
Additions	477,421		31,713	115,361	16	108,466	2,225	735,202
Write-offs (i)	(5,912)	(7,284)	(101,946)	(65,399)		(197,722)	(2,108)	(380,371)
Transfers	(449,077)	8,429	351,080	1,480	73,998		14,090
Transfer to held-for-sale assets (ii)		(81,787)	(105,452)	(1,104)	(73,311)		(15,488)	(277,142)
Balance at Mar 31, 2021	1,975,347	17,125,130	51,616,406	30,765,370	4,116,899	3,523,003	4,867,967	113,990,122
Accumulated depreciation
Balance at Dec 31, 2020		(16,903,988)	(41,522,059)	(23,308,511)	(2,767,697)	(678,530)	(4,571,362)	(89,752,147)
Depreciation expenses		(23,034)	(605,663)	(125,773)	(21,382)	(108,259)	(50,333)	(934,444)
Write-offs		7,284	88,692	32,978		109,174	2,081	240,209
Transfers		3,895	(4,019)	2	108		14
Transfer to held-for-sale assets (ii)		8,563	10,516		7,381		2,549	29,009
Balance at Mar 31, 2021		(16,907,280)	(42,032,533)	(23,401,304)	(2,781,590)	(677,615)	(4,625,094)	(90,425,416)
PP&E, net
Balance at Dec 31, 2020	1,952,915	301,784	9,918,952	7,406,521	1,348,499	2,908,501	297,886	24,135,058
Balance at Mar 31, 2021	1,975,347	217,850	9,583,873	7,364,066	1,335,309	2,845,388	242,873	23,564,706
Annual depreciation rate (average)		10%	12%	10%	9%	11%	15%
(1)	Transmission and other equipment include transmission and data communication equipment.

(i)	Refer basically to the impacts arising from the divestments of providers infrastructure services involving the management of Towers.

(ii)	Represented basically by assets of the UPIs transferred to held-for-sale assets (Note 30).

Additional disclosures

Pursuant to ANATEL’s concession agreements, the property, plant and equipment items of the Concessionaires that are indispensable for the provision of the Switched Fixed-line Telephony Services (“STFC”) provided for in said agreements are considered returnable assets.

As at March 31, 2021, the residual balance of the Company’s returnable assets is R$2,908,044 (R$R$2,970,354 at December 31, 2016) and consists of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment. On a consolidated basis, this balance amounts to R$8,929,745 (R$9,095,320 at December 31, 2020).

In the period ended March 31, 2021, financial charges and transaction costs incurred on works in progress were capitalized at the average rate of 7% per year.

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BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
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COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Movements in the rights of use - leases

	COMPANY
	Towers	Physical space	Vehicles	Properties	Total
Lease cost (gross amount)
Balance at Dec 31, 2020	677,011	62,493	53,690	1,308	794,502
Contractual changes	2,319	380		(218)	2,481
Additions		29	110		139
Write-offs	(322)	(273)	(621)		(1,216)
Balance at Mar 31, 2021	679,008	62,629	53,179	1,090	795,906
Accumulated depreciation
Balance at Dec 31, 2020	(88,359)	(12,514)	(13,832)	(392)	(115,097)
Depreciation expenses	(12,534)	(2,608)	(7,415)	(40)	(22,597)
Write-offs	157	42	165		364
Balance at Mar 31, 2021	(100,736)	(15,080)	(21,082)	(432)	(137,330)
Right of use, net
Balance at Dec 31, 2020	588,652	49,979	39,858	916	679,405
Balance at Mar 31, 2021	578,272	47,549	32,097	658	658,576

	CONSOLIDATED
	Towers	Physical space	Stores	Vehicles	Properties	Power distributed	Total
Lease cost (gross amount)
Balance at Dec 31, 2020	2,577,359	472,644	148,596	266,442	97,046	24,944	3,587,031
Contractual changes	5,645	13,864	3,253	117	2,349		25,228
Additions		9,505		86,571	1,978	10,412	108,466
Write-offs	(3,138)	(3,272)		(171,153)	(9,634)	(10,525)	(197,722)
Transfers
Balance at Mar 31, 2021	2,579,866	492,741	151,849	181,977	91,739	24,831	3,523,003
Accumulated depreciation
Balance at Dec 31, 2020	(328,199)	(122,671)	(61,764)	(126,200)	(38,797)	(899)	(678,530)
Depreciation expenses	(45,044)	(23,134)	(8,577)	(26,170)	(4,906)	(428)	(108,259)
Write-offs	697	527		100,222	7,427	301	109,174
Balance at Mar 31, 2021	(372,546)	(145,278)	(70,341)	(52,148)	(36,276)	(1,026)	(677,615)
Right of use, net
Balance at Dec 31, 2020	2,249,160	349,973	86,832	140,242	58,249	24,045	2,908,501
Balance at Mar 31, 2021	2,207,320	347,463	81,508	129,829	55,463	23,805	2,845,388

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BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

17.       INTANGIBLE ASSETS

	COMPANY
	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangible assets (gross amount)
Balance at Dec 31, 2020	84	2,565,404	14,478,133	518,133	17,561,754
Additions				30	30
Transfers
Balance at Mar 31, 2021	84	2,565,404	14,478,133	518,163	17,561,784
Accumulated amortization
Balance at Dec 31, 2020		(2,559,694)	(11,491,219)	(465,463)	(14,516,376)
Amortization expenses		(735)	(149,309)	(514)	(150,558)
Transfers
Balance at Mar 31, 2021		(2,560,429)	(11,640,528)	(465,977)	(14,666,934)
Intangible assets, net
Balance at Dec 31, 2020	84	5,710	2,986,914	52,670	3,045,378
Balance at Mar 31, 2021	84	4,975	2,837,605	52,186	2,894,850
Annual amortization rate (average)		20%	20%	23%

	CONSOLIDATED
	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangible assets (gross amount)
Balance at Dec 31, 2020	9,111	7,468,361	14,672,893	1,020,832	23,171,197
Additions	76,274	5		1,569	77,848
Write-offs			(17)		(17)
Transfer to held-for-sale assets (i)		(51,002)			(51,002)
Balance at Mar 31, 2021	85,385	7,417,364	14,672,876	1,022,401	23,198,026
Accumulated amortization
Balance at Dec 31, 2020		(6,951,338)	(11,693,579)	(828,459)	(19,473,376)
Amortization expenses		(63,098)	(149,309)	(6,875)	(219,282)
Transfer to held-for-sale assets (i)		25,859			25,859
Balance at Mar 31, 2021		(6,988,577)	(11,842,888)	(835,334)	(19,666,799)
Intangible assets, net
Balance at Dec 31, 2020	9,111	517,023	2,979,314	192,373	3,697,821
Balance at Mar 31, 2021	85,385	428,787	2,829,988	187,067	3,531,227
Annual amortization rate (average)		20%	20%	23%

(i)	Represented basically by assets of the UPIs transferred to held-for-sale assets (Note 30).

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01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

18.       TRADE PAYABLES

	COMPANY[1]		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
ANATEL (*)	2,090,487	2,253,571	6,451,939	7,054,295
Services	635,309	589,789	1,291,213	1,476,270
Infrastructure, network and plant maintenance materials	408,624	455,787	2,456,265	2,459,582
Rental of polls and rights-of-way	93,483	85,504	166,224	115,154
Other	25,823	27,464	309,279	314,279
Adjustment to present value (**)	(959,691)	(997,567)	(2,997,647)	(3,122,689)
Total	2,294,035	2,414,548	7,677,273	8,296,891
Current	1,055,066	970,071	3,907,773	3,275,919
Non-current	1,238,969	1,444,477	3,769,500	5,020,972

Trade payables subject to the Judicial Reorganization	1,422,537	1,594,060	4,609,574	5,554,496
Trade payables not subject to the Judicial Reorganization	871,498	820,488	3,067,699	2,742,395
Total	2,294,035	2,414,548	7,677,273	8,296,891

1 These amounts include the related-party balances, as shown in Note 29.

(*) Regulatory Agency’s claim pursuant to the Amendment to the JRP, the amount of which recognized as enforceable debt was the subject matter of the Transaction Agreement entered into pursuant to Law 13988/2020 (Note 1, item 3).

(**) The calculation takes into consideration the contractual flows provided for in the JRP and the Transaction Agreement entered into with ANATEL, discounted using rates that range from 14.9% per year to 17.2% per year considering the maturities of each liability (ANATEL and other payables).

Aging list of non-current trade payables

	COMPANY	CONSOLIDATED
2023	27,574	79,169
2024	409,434	1,345,850
2025	418,216	1,347,526
2026 to 2030	845,132	2,762,236
2031 and thereafter	252,157	590,528
Adjustment to present value (**)	(713,544)	(2,355,809)
Total non-current	1,238,969	3,769,500

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
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01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

19.       BORROWINGS AND FINANCING

Borrowings and financing by type

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020	Contractual maturity
					Principal	Interest
Foreign currency Senior Notes	9,590,139	9,000,226	9,590,139	9,000,226	Jul 2025	Semiannual
Debentures
Public	4,684,062	4,666,043	7,295,818	7,267,752	Aug 2023 to Feb 2035	Semiannual
Private			4,023,749	3,583,906	Jan 2022	Monthly
Financial institutions
Local currency
BNDES	1,108,380	1,089,195	4,331,687	4,256,709	Mar 2024 to Feb 2033	Monthly
Other	605,807	604,641	2,108,442	2,102,188	Apr 2021 to Feb 2035	Monthly and semiannual
Foreign currency	1,384,247	1,256,636	9,718,965	8,825,443	Aug 2023 to Feb 2035	Semiannual
Foreign currency multilateral financing	549,665	492,674	549,665	492,674	Aug 2024 to Feb 2030	Semiannual
Default payment
Local currency	151,988	151,988	207,035	207,035	Feb 2038 to Feb 2042	Single installment
Foreign currency	1,548,074	1,423,268	6,160,021	5,782,888	Feb 2038 to Feb 2042
Loan and debentures from subsidiaries (Note 29)	27,339,593	25,751,080
Subtotal	46,961,955	44,435,751	43,985,521	41,518,821
Incurred debt issuance cost	(10,790)	(11,217)	(23,387)	(27,103)
Debt discount (*)	(30,980,517)	(29,489,508)	(15,755,626)	(15,147,984)
Total	15,970,648	14,935,026	28,206,508	26,343,734
Current	171,171	408,027	4,186,714	424,957
Non-current	15,799,477	14,526,999	24,019,794	25,918,777

(*) The calculation takes into consideration the contractual flows provided for in the JRP, discounted using rates that range from 12.6% per year to 16.4% per year, depending on the maturities and currency of each instrument.

Debt issuance costs by type

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Financial institutions	10,505	10,927	11,985	12,437
Debentures	285	290	11,402	14,666
Total	10,790	11,217	23,387	27,103
Current	1,386	1,385	12,233	14,402
Non-current	9,404	9,832	11,154	12,701

Debt breakdown by currency

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Euro	1,234,837	1,086,527	659,021	590,083
US dollar (*)	10,550,089	9,747,316	17,863,873	16,251,663
Brazilian reais	4,185,722	4,101,183	9,683,614	9,501,988
Total	15,970,648	14,935,026	28,206,508	26,343,734

(*) Considers Oi Móvel’s First Issue Private Debenture. Even though this is a local debt, denominated in Brazilian reais, it is compounded on a daily basis based on the US dollar foreign exchange rate.

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COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Debt breakdown by index

	Index/rate	COMPANY		CONSOLIDATED
		03/31/2021	12/31/2020	03/31/2021	12/31/2020
Fixed rate	1.75% p.a. – 13.61% p.a.	9,772,593	9,092,617	17,540,123	15,980,649
CDI	80% CDI	2,981,489	2,921,511	5,291,038	5,184,615
TJLP	2.95% p.a. + TJLP	1,108,116	1,088,926	4,330,633	4,255,632
TR	0% p.a.	24,090	22,633	32,815	30,830
Other	0% p.a.	2,084,360	1,809,339	1,011,899	892,008
Total		15,970,648	14,935,026	28,206,508	26,343,734

Maturity schedule of the long-term debt and debt issuance costs allocation schedule

	Long-term debt		Debt issuance costs		Debt discount
	COMPANY	CONSOLIDATED	COMPANY	CONSOLIDATED	COMPANY	CONSOLIDATED
	03/31/2021
2022		544	1,283	1,391	1,062,349	1,137,820
2023	133,216	384,299	1,711	1,846	1,061,003	1,135,449
2024	330,367	936,687	1,711	1,846	1,064,369	1,141,376
2025	9,787,054	10,430,165	1,134	1,268	984,229	1,060,724
2026 and thereafter	36,538,761	28,034,879	3,565	4,803	26,808,567	11,280,257
Total	46,789,398	39,786,574	9,404	11,154	30,980,517	15,755,626

Guarantees

BNDES financing facilities are originally collateralized by receivables of the Company and its subsidiaries Telemar and Oi Móvel. The private debentures issued by Oi Móvel are collateralized by receivables of the Company and its subsidiaries Telemar and Oi Móvel, in addition to pledging its radiofrequency use rights, in the pledge of the right of use of radiofrequencies, which will only be realized in the event of default. The Company and its subsidiary Telemar guarantee this instrument. The total amount of the guarantees is R$7,247,056.

Covenants

Pursuant to a Clause 17 of Appendix 4.2.4 to the JRP, the Company and its subsidiaries are subject to certain covenants existing in some loan and financing agreements, based on certain financial ratios, which are monitored on a quarterly basis.

In line with the provisions of the Plan, as amended, BNDES (Brazilian development bank) agrees that, as of the Court Ratification of the Amendment to the JRP (October 8, 2020) and until the first of the financial settlement of the disposal of the UPI Mobile Assets or by May 30, 2022, the obligation to comply with the financial ratios set forth in the agreement will be temporarily stayed by BNDES and, therefore, during such period, its noncompliance will not cause, among other contractually prescribed consequences, the accelerated maturity of the outstanding balance of the Company’s debt.

81

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Changes in borrowings and financing

	12/31/2020	Interest, inflation adjustment, and exchange differences	Amortization of debt discount	Principal and interest payment	Tax and other payments	Transfers and other	03/31/2021
Borrowings and financing	41,518,820	3,070,874		(527,814)	(79,674)	3,315	43,985,521
Debt discount	(15,147,984)	(1,083,468)	475,826				(15,755,626)
Debt issuance costs	(27,102)					3,715	(23,387)
Total borrowings and financing	26,343,734	1,987,406	475,826	(527,814)	(79,674)	7,030	28,206,508

The Company made the interest payments of the Qualified Bonds in February 2021.

In February 2020, the private collateralized, simple, nonconvertible debentures, with additional trust security issued by the Company and Telemar issued by Oi Móvel, in the aggregate amount of R$2,500 million, were subscribed. This debenture issue is capitalized daily using the fluctuation of US dollar (USD) and an interest rate of 12.66% p.a. that are compounded to principal up to January 2021 and, from then on, payment of interest at the rate of 13.61% p.a. This issue matures in January 2022.

20.       ASSIGNMENT OF RECEIVABLES

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Assignment of receivables	68,780	79,097	327,867	377,047
Total	68,780	79,097	327,867	377,047
Current	41,268	41,268	196,720	196,720
Non-current	27,512	37,829	131,147	180,327

This assignment of receivables refers to an advance received from a financial institution of cash flows receivable from Fundação Sistel, as described in Note 14. On August 14, 2020, the Company received R$459,014, of which R$362,722 is recognized at subsidiary Telemar, related to the early settlement of 28 monthly, successive installments, corresponding to the period August 2020-November de 2022, discounted at the rate of 11.35% per year.

21.       LICENSES AND CONCESSIONS PAYABLE

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
STFC concessions	21,751	17,828	53,025	43,415
Total	21,751	17,828	53,025	43,415
Current	21,751	17,828	53,025	43,415

Correspond to the amounts payable to ANATEL as fees for the concessions of STFC services.

82

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

22.       LEASES PAYABLE

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Towers	585,267	593,665	2,247,825	2,280,952
Physical space	50,752	52,736	371,286	371,240
Stores			89,169	94,121
Properties	767	1,020	61,299	63,793
Vehicles	33,268	40,799	132,287	146,974
Power distributed			24,428	24,598
Total	670,054	688,220	2,926,294	2,981,678
Current	145,897	146,415	656,525	654,662
Non-current	524,157	541,805	2,269,769	2,327,016

Movements in leases payable

	COMPANY	CONSOLIDATED
Balance at Dec 31, 2020	688,220	2,981,678
New contracts	139	108,466
Cancellations	(890)	(94,119)
Interest	20,217	87,333
Payments	(40,113)	(181,897)
Contractual changes	2,481	24,833
Balance at Mar 31, 2021	670,054	2,926,294

Aging list of long-term lease payments

	COMPANY	CONSOLIDATED
2022	96,213	446,743
2023	120,390	512,593
2024	117,794	471,599
2025	113,449	443,888
2026 to 2030	341,568	1,377,540
2031 and thereafter	289,547	2,014,142
Total	1,078,961	5,266,505
Interest	(554,804)	(2,966,736)
Non-current	524,157	2,269,769

The present value of leases payable was calculated based on a projection of future fixed payments, which do not take into consideration the projected inflation, discounted using discount rates that range from 10.79% to 12.75% p.a.

83

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Contracts not recognized as leases payable

The Company elected not to recognize a lease liability for short-term leases (leases with expected period of 12 months or less) or leases of low value assets. As at March 31, 2021, these leases, totaling de R$512, were recognized in profit or loss (R$326 at March 31, 2020), in the Company, and R$9,291 (R$13,180 at March 31, 2020), on a consolidated basis. Additionally, the Company also recognized in profit or loss the amount R$10,393, in the Company, and R$30,007, on a consolidated basis, related to variable lease payments. In the period ended March 31, 2020 there were no variable lease payments.

Supplemental information

In compliance with Circular/CVM/SNC/SEP/No. 02/2019, of December 18, 2019 and Circular SNC/SEP01/20, of February 5, 2020, the table below shows required supplemental information:

COMPANY
Maturity	Average discount rate	2022	2023	2024	2025	2026 to 2030	After 2031
Up to 2023	10.79%	6,781	1,147
2024 to 2030	12.27%	10,595	14,126	12,677	8,332	17,268
2031 to 2034	12.58%	72,008	96,011	96,011	96,011	278,772	129,982
2035 onwards	12.75%	6,829	9,106	9,106	9,106	45,528	159,565
Total		96,213	120,390	117,794	113,449	341,568	289,547
Projected inflation¹		3.93%	5.16%	5.54%	5.68%	5.76%	5.74%

CONSOLIDATED
Maturity	Average discount rate	2022	2023	2024	2025	2026 to 2030	After 2031
Up to 2023	10.79%	80,881	24,777
2024 to 2030	12.27%	75,139	100,185	83,968	56,257	79,154
2031 to 2034	12.58%	219,133	292,178	292,178	292,178	821,124	386,181
2035 onwards	12.75%	71,590	95,453	95,453	95,453	477,262	1,627,961
Total		446,743	512,593	471,599	443,888	1,377,540	2,014,142
Projected inflation¹		3.93%	5.16%	5.54%	5.68%	5.76%	5.74%

¹Source: Anbima

23.       TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Law 11941/09 and Law 12865/2013 tax financing program	199,223	212,202	326,310	345,790
PERT (Law 13496/2017) (i)	427	427	427	427
Total	199,650	212,629	326,737	346,217
Current	56,024	55,784	91,106	93,715
Non-current	143,626	156,845	235,631	252,502

84

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The amounts of the tax refinancing program created under Law 11941/2009, Provisional Act (MP) 766/2017, and Law 13469/2017, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program (Law 11941/2009 installment plan) was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

	CONSOLIDATED
	03/31/2021				12/31/2020
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	2,277		112,091	114,368	121,184
Income tax	1,088		28,414	29,502	31,261
Tax on revenue (PIS)	29,750		28,591	58,341	61,822
INSS – SAT	484	257	1,482	2,223	2,356
Social contribution	457	17	8,588	9,062	9,603
Tax on banking transactions (CPMF)	16,246	1,835	24,823	42,904	45,459
PERT – Other payables - RFB	240		187	427	427
Other	6,998	3,642	59,270	69,910	74,105
Total	57,540	5,751	263,446	326,737	346,217

The payment schedule is as follows:

	COMPANY	CONSOLIDATED
2021	42,125	71,773
2022	55,597	89,987
2023	55,597	89,987
2024	46,331	74,990
Total	199,650	326,737

The tax debts, as is the case of the debts included in tax refinancing programs, are not subject to the terms of the judicial reorganization terms.

(i)	Special Tax Compliance Program (PERT)

The Company elected to include in and settle through PERT only tax debts that in aggregate do not exceed the fifteen million Brazilian reais (R$15,000,000.00) ceiling set by Article 3 of Law 13496/2017.

The tax debts included in said program were those being disputed at the administrative level in proceedings classified with a low likelihood of the Company winning and which, in the event of an unfavorable outcome, would result in a lawsuit—and entail all the associated costs—, the reason why the cost effectiveness of joining the program was quite positive, because of the benefits offered by PERT (especially the payment of just 5% of the debt in cash).

85

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

24.       PROVISIONS

Balance breakdown

Type	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Labor
Overtime	260,096	275,929	631,624	659,318
Indemnities	58,238	62,217	209,039	222,153
Sundry premiums	46,240	48,522	251,209	253,173
Stability/reintegration	72,987	77,217	192,035	194,122
Additional post-retirement benefits	50,766	53,310	95,188	103,274
Salary differences and related effects	37,330	40,555	76,119	88,102
Lawyer/expert fees	39,936	42,555	62,618	87,143
Severance pay	7,675	8,152	32,637	31,394
Labor fines	5,103	5,444	29,116	28,420
Employment relationship	22	26	21,002	20,636
Severance Pay Fund (FGTS)	4,351	4,538	11,986	15,977
Joint liability	182	181	1,644	5,465
Other claims	37,095	42,418	80,027	87,443
Total	620,021	661,064	1,694,244	1,796,620

Tax
State VAT (ICMS)	162,037	161,300	734,189	781,249
Tax on services (ISS)	7	7	71,744	71,394
INSS (joint liability, fees, and severance pay)	459	459	37,006	36,927
Real Estate Tax (IPTU)	58,541	58,541	150,223	150,223
Other claims	16,745	16,710	201,012	185,624
Total	237,789	237,017	1,194,174	1,225,417

Civil
ANATEL	284,856	271,766	1,276,510	1,264,321
Corporate	338,708	338,932	338,708	338,932
Small claims courts	34,717	36,384	97,202	97,973
Other claims	362,196	340,002	1,177,822	1,087,200
Total	1,020,477	987,084	2,890,242	2,788,426

Total provisions	1,878,287	1,885,165	5,778,660	5,810,463
Current	482,514	471,867	823,124	781,942
Non-current	1,395,773	1,413,298	4,955,536	5,028,521

Pursuant to the laws applicable to labor, tax, and civil lawsuits, amounts disputed in lawsuits are adjusted for inflation on a monthly basis using the relevant adjustment indices, including the General Market Price Index (IGPM), Benchmark Rate (TR) and SELIC.

86

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Summary of movements in provision balances

	COMPANY
	Labor	Tax	Civil	Total
Balance at Dec 31, 2020	661,064	237,017	987,084	1,885,165
Monetary correction	(18,436)	752	46,537	28,853
Additions/(reversals)	(14,615)	20	15,445	850
Write-offs for payment/terminations	(7,992)		(28,589)	(36,581)
Balance at Mar 31, 2021	620,021	237,789	1,020,477	1,878,287

	CONSOLIDATED
	Labor	Tax	Civil	Total
Balance at Dec 31, 2020	1,796,620	1,225,417	2,788,426	5,810,463
Monetary correction	(20,192)	(318)	116,138	95,628
Additions/(reversals)	(17,461)	12,448	53,103	48,090
Write-offs for payment/terminations	(64,723)	(43,373)	(67,425)	(175,521)
Balance at Mar 31, 2021	1,694,244	1,194,174	2,890,242	5,778,660

Breakdown of contingent liabilities, per nature

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Labor	115,361	108,379	318,465	299,178
Tax	5,654,432	5,633,770	28,426,132	28,419,340
Civil	1,407,665	1,415,787	2,489,671	2,464,987
Total	7,177,458	7,157,936	31,234,268	31,183,505

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL. The adjusted amount of contracted bonds and guarantee insurances, effective at March 31, 2021 corresponds to R$4,639,706 (R$4,571,603 at December 31, 2020) in the Company and R$11,584,462 (R$11,705,924 at December 31, 2020) on a consolidated basis. The commission charges on these contracts are based on market rates.

87

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

25.       OTHER PAYABLES

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Onerous obligation (i)	1,706,958	1,577,170	6,252,592	5,777,175
Unearned revenues (ii)	425,954	431,427	1,512,798	1,524,112
Provisions for indemnities payable	561,640	532,000	561,640	532,000
Advances from customers	37,504	40,776	267,883	231,838
Consignment to third parties	13,697	13,056	34,610	37,303
Provision for asset decommissioning	7,488	7,413	19,024	18,836
Other	225,633	195,875	547,356	554,768
Total	2,978,874	2,797,717	9,195,903	8,676,032
Current	508,517	459,036	1,475,715	1,373,436
Non-current	2,470,357	2,338,681	7,720,188	7,302,596

(i)	The Company and its subsidiaries are parties to a telecommunications signals transmission capacity supply agreement using submarine cables that connect North America and South America, and also hires the supply of capacity of the space segment for the provision of the DTH TV service. Since (a) the agreement obligations exceed the economic benefits that are expected to be received throughout the agreement and (b) the costs are unavoidable, the Company and its subsidiaries recognized, pursuant to CPC 25/IAS 37, an onerous obligation measured at the lowest of net output cost of the agreement brought to present value.

(ii)	Amounts received a prepayment for the assignment of the commercial operation and the use of infrastructure assets that are recognized in revenue for the agreements’ effective period. Include also certification/installation rates of the service that are recognized in the revenue pursuant to the period that the services are used by the customers.

88

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

26.       SHAREHOLDERS’ EQUITY

(a)       Issued capital

Subscribed and paid-in capital is R$32,538,937 (R$21,438,374 at December 31, 2020), represented by the following shares, without par value:

	Number of shares (in thousands)
	03/31/2021	12/31/2020
Total capital in shares
Common shares	5,796,478	5,796,478
Preferred shares	157,727	157,727
Total	5,954,205	5,954,205
Treasury shares
Common shares	30	30
Preferred shares	1,812	1,812
Total	1,842	1,842
Outstanding shares
Common shares	5,796,448	5,796,448
Preferred shares	155,915	155,915
Total outstanding shares	5,952,363	5,952,363

At the Company’s Annual Shareholders’ Meeting held on April 30, 2021, it was approved the allocation of the loss for the year 2020, amounting to R$10,529,963, recognized in accumulated losses.

(b)       Treasury shares

As at December 31, 2020, the Company keeps all its treasury preferred shares pledged as collateral in lawsuits.

(c)       Capital reserves

The capital reserves consist mainly of the reserves described below and according to the following practices:

Special merger goodwill reserve: represents the net amount of the balancing item to the tax credit amount.

Special merger reserve - net assets: represented by: (i) the net assets merged by the Company under the Corporate Reorganization approved on February 27, 2012; and (ii) the net assets merged with and into the Company upon the merger of TmarPart approved on September 1, 2015.

Other capital reserves: represented mainly by: (i) R$1,933,200 arising from the capitalization of the earnings reserves in February 2015; (ii) R$3,837,009 related to the capital increase with new funds in January 2019; and (iii) R$2,462,799 related to the absorption of capital reserves, due to the delivery of treasury shares to Bratel in April 2019.

89

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(d)       Other comprehensive income

For purposes presentation of CVM’s Empresas.Net form, were included in other comprehensive income and are stated below:

	Other comprehensive income	Share issue costs	Valuation adjustments to equity	Total
Balance at Dec 31, 2020	539,960	(801,073)	(141,871)	(402,984)
Hedge accounting gain	5,524			5,524
Actuarial gain	32			32
Exchange losses on investment abroad	(37)			(37)
Balance at Mar 31, 2021	545,479	(801,073)	(141,871)	(397,465)

(e)       Share issue costs

In accordance with the commitment agreement entered into with the backstoppers, the Company issued in 2019 272,148,705 new common shares, as compensation for the commitments assumed in said agreement, at a cost of R$337,464, recognized in share issuance cost as a contra entry to the capital increase, plus R$86,180 related to expenses incurred in the issue process.

(f)       Basic and diluted earnings (losses) per share

The common and preferred shareholders have different rights in terms of dividends, voting rights, and liquidation, as prescribed by the Company’s bylaws. Accordingly, basic and diluted earnings (losses) per share were calculated based on profit (loss) for the period available to the common and preferred shareholders.

Basic

Basic earnings (losses) per share are calculated by dividing the profit attributable to the owners of the Company, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the period.

Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities.

90

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The table below shows the calculations of basic and diluted earnings per share:

	03/31/2021 Restated	03/31/2020 Restated
Loss from continuing operations	(3,433,635)	(6,083,269)
Profit (loss) from discontinued operations (net of taxes)	396,097	(196,796)
Loss attributable to owners of the Company	(3,037,538)	(6,280,065)

Loss allocated to common shares - basic and diluted	(2,957,973)	(6,115,566)
Loss allocated to preferred shares – basic and diluted	(79,565)	(164,499)

Weighted average number of outstanding shares (in thousands of shares)
Common shares - basic and diluted	5,796,448	5,796,448
Preferred shares – basic and diluted	155,915	155,915

Loss per share (in reais):
Common shares - basic and diluted	(0.51)	(1.06)
Preferred shares – basic and diluted	(0.51)	(1.06)

Loss per share from continuing operations (in reais):
Common shares - basic and diluted	(0.58)	(1.02)
Preferred shares – basic and diluted	(0.58)	(1.02)

Profit (loss) per share from discontinued operations (in reais):
Common shares - basic and diluted	0.07	(0.04)
Preferred shares – basic and diluted	0.07	(0.04)

Preferred shares will become voting shares if the Company does not pay minimum dividends to which preferred shares are entitled under the Company’s Bylaws during three consecutive years.

27.       EMPLOYEE BENEFITS

As at March 31, 2021, the liabilities referring to retirement benefits recognized in the balance sheet are as follows:

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Actuarial assets
TCSPREV Plan	41,595	41,901	41,811	42,233
CELPREV Plan			160	160
PBS-TNC Plan			2,165	2,142
Total	41,595	41,901	44,136	44,535
Current	3,917	4,984	6,458	7,618
Non-current	37,678	36,917	37,678	36,917

91

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Actuarial liabilities
Financial obligations - BrTPREV plan (i)	719,765	694,063	719,765	694,063
PAMEC Plan	8,148	7,995	8,148	7,995
Total	727,913	702,058	727,913	702,058
Non-current	727,913	702,058	727,913	702,058
(i)	The Company had a financial obligations agreement entered into with Fundação Atlântico intended for the payment of the mathematical provision without coverage by the plan’s assets. With the approval and ratification of the JRP, the related claim of Fundação Atlântico against Oi is subject to the terms and conditions of the JRP.

PENSION FUNDS

The Company and its subsidiaries sponsor retirement benefit plans (“Pension Funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period.

The obligations in the balance as at March 31, 2021 were recognized based on the actuarial studies for base date December 31, 2016, prepared using the “Projected Unit Credit Method”. The main actuarial assumptions taken into consideration in the actuarial studies as at March 31, 2021 and December 31, 2020 after the revision of the discount rates are as follows:

	CONSOLIDATED
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Nominal discount rate of actuarial liability	7.38%	7.38%	7.38%	7.07%	7.38%	6.35%	7.59%	7.59%
Estimated inflation rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Estimated nominal salary increase index	Per sponsor	0.00%	Per sponsor	N.A.	4.84%	3.59%	N.A.	N.A.
Estimated rate of the nominal benefit increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	N.A.	N.A.
Total expected rate of return on plan assets	7.38%	7.38%	7.38%	7.07%	7.38%	6.35%	7.59%	7.59%
General mortality biometric table	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 25%, segregated by gender	AT-2000 Basic eased by 25%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	N.A.	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender
Biometric disability table	Álvaro Vindas, increased by100%	Álvaro Vindas	Álvaro Vindas	N.A.	Álvaro Vindas	N.A.	N.A.	Álvaro Vindas
Biometric disabled mortality table	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	N.A.	AT-49, segregated by gender	AT-49, segregated by gender
Turnover rate	Per sponsor	Per sponsor	Per sponsor, null starting at 50 years old and null for Settled Benefit	Nil	Nil	2%	Nil	Nil
Benefit starting age	57 years old	57 years old	55 years old	N.A.	57 years old	55 years old	N.A.	57 years old
Nominal medical costs growth rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	6.61%	6.61%

N.A. = Not applicable.

92

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The main movements in the actuarial assets related to the pension plans in the period ended March 31, 2021 were as follows:

	COMPANY	CONSOLIDATED
Balance at Dec 31, 2020	41,901	44,535
Pension plan income, net	801	748
Payments, contributions and reimbursements	(1,107)	(1,147)
Balance at Mar 31, 2021	41,595	44,136

The main movements in the actuarial liabilities related to pension plans in the period ended March 31, 2021 were as follows:

	COMPANY	CONSOLIDATED
Balance at Dec 31, 2020	702,058	702,058
Pension plan costs, net	153	153
Interest on actuarial liabilities	25,702	25,702
Balance at Mar 31, 2021	727,913	727,913

Share-based compensation

The Company's compensation strategy since 2019, when the Long-Term Incentive Plans (ILP) were approved at a Shareholders’ Meeting, is to focus most of the compensation packages on components subject to achievement of performance targets and the smallest part on fixed compensation. Most of the performance-linked components are focused on the share-based program, which has medium- and long-term scope. Both variable components have targets that are in line with Oi’s strategy and are intended to align officers’ interests with Oi’s mission, strategy and shareholders’ interests in the short, medium and long terms. The compensation strategy definitions and implementation adopted by the Company are monitored and supervised by the Board of Directors, through its People, Appointments and Corporate Governance Committee.

Board of Directors Stock Option Plan

The members of the Board of Directors and the Board’s committees receive fixed monthly fees. In addition, in order to align the Board members’ interests with the interests of the Company’s shareholders, in addition to bringing the compensation of Oi’s Board closer to comparable market compensation, the Company set a long-term share-based incentive plan for the Board of Directors (Board of Directors Stock Option Plan), which was submitted to and approved at an Extraordinary Shareholders’ Meeting held on April 26, 2019.

The granting annual shares over a three-year period that shall not exceed 0.40% of the Company’s share capital.

The implementation of the plan approved by the Shareholders’ Meeting is suspended, by court decision, until the judicial reorganization of the Company is terminated, when then shares will be granted to the members of the Board of Directors holding these rights, respectively, on the grant dates in 2019, 2020 and 2021.

93

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In view of the prospect, with reasonable probability, of concluding the Judicial Reorganization Plan before the end of 2021, in 2020 it was necessary to accrue the amounts according to the terms originally provided for in the Plan, as well as to include the provision, in the overall compensation amount to be proposed to the shareholders, for the amounts that should be recognized in 2021.

As a result, the Company recognizes the obligation related to the long-term incentive plan, according to the rules approved in the Shareholders’ Meeting, amounting to R$6,560 as at March 31, 2021.

The number of shares in each grant is calculated individually for the Board of Directors’ members according to their role and will be delivered to them, provided that the performance condition of the plan is met.

Executives’ Stock Option Plan

A long-term incentives plan based on shares granted the Executives (Executives’ Stock Option Plan) was submitted to and approved at the Extraordinary Shareholders’ Meeting held on April 26, 2019, together with the Board of Directors Stock Option Plan, described above. The Executives’ Stock Option Plan, like the Board of Directors Stock Option Plan, in addition to the targets already set out above, allows at the same time for making executive compensation more competitive compared to market compensation.

The plan provides for granting annual shares over a three-year period that shall not exceed 1.5% of the Company’s share capital.

The number of shares per grant is calculated individually for the purpose of maintaining the competitiveness of the executives with regard to the performance of their duties and shall be delivered to them provided that the plan’s performance condition is met.

The information used in the executives’ stock option plan’s assessment is as follows:

Grant date	Stock dilution percentage	Number of shares granted	Vesting portions	Vesting dates	Average share value at the grant date	Estimated fair value at the vesting date (i)
12/30/2019	0.57%	33,704,937	1/3	12/30/2020	0.95	34,406
			1/3	12/30/2021
			1/3	12/30/2022
12/30/2020	0.36%	21,549,687	1/3	12/30/2021	2.02	47,079
			1/3	12/30/2022
			1/3	12/30/2023

(i) The estimated fair value at the vesting date was measured taking into account the price of the shares granted on December 30, 2019 and December 30, 2020, adjusted by the weighted average cost of capital of 10.98% and 9.34%, respectively, estimated for the three-year period of the program, brought to present value at the period’s opportunity cost of 14.67% and 10.55%, respectively, which corresponds to the fair value of the share.

94

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Changes in the stock option balance are summarized below:

	03/31/2021
	Shares	Average Share Price (R$)
Granted shares at Dec 31, 2020	41,126,218	2.02
Increase of shares granted (i)	429,705	2.02
Granted shares at Mar 3, 2021	41,555,923	2.02

(i) Stock options granted to an executive in 1st quarter of 2021.

The fair value of the granted stock options is determined based on the vesting period and recognized as the services are provided. The expense recognized in the period ended March 31, 2021 was R$11,182.

28.       SEGMENT REPORTING

The Company’s Board of Directors uses operating segment information for decision-making. The Company identified only one operating segment that excludes discontinued operations and corresponds to the telecommunications business in Brazil.

In addition to the telecommunications business in Brazil, the Company conducts other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses refer basically to the companies Companhia Santomense de Telecomunicações, S.A. R.L. (“CSTT”) and Timor Telecom S.A., which provide fixed and mobile telecommunications services.

The revenue generation is assessed by the Board of Directors based on a view segmented by customer, into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband);
•	Personal Mobility considers only the Long-distance revenues originating from the Mobile Personal Service (SMP); and
•	SMEs/Corporate, which includes corporate solutions for our small, medium-sized, and large corporate customers, as well as Digital and IT services (Oi Soluções).

95

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Telecommunications in Brazil

In preparing the financial information for this reportable segment, the transactions between the companies included in the segment have been eliminated. The financial information of this reportable segment for the periods ended March 31, 2021 and 2016 is as follows:

	03/31/2021 Restated	03/31/2020 Restated
Residential	1,226,564	1,231,537
Fixed-line services	531,661	706,999
Broadband	678,323	515,229
Interconnection	16,580	9,309
Personal mobility	51,391	57,804
Mobile telephony services	51,391	57,804
SMEs/Corporate (B2B services)	877,479	1,050,517
Other services and businesses	24,165	26,531
Net operating revenue	2,179,597	2,366,389
Operating expenses
Depreciation and amortization	(1,157,356)	(1,073,387)
Interconnection	(32,237)	(32,117)
Personnel	(431,596)	(454,428)
Third-party services	(682,946)	(807,612)
Grid maintenance services	(96,112)	(127,955)
Handset and other costs		1,808
Advertising and publicity	(88,644)	(56,106)
Rentals and insurance	(364,403)	(368,645)
Provisions/reversals	(48,090)	(22,377)
Expected losses on trade receivables	(29,817)	(40,160)
Taxes and other expenses	(86,013)	31,649
Other operating income (expenses), net	984,538	84,920
Operating income (loss) before financial income (expenses) and taxes	146,921	(498,021)

Financial income (expenses)
Financial income	1,239,960	3,171,224
Financial expenses	(4,823,261)	(9,112,921)

Pre-tax loss	(3,436,380)	(6,439,718)

Income tax and social contribution	(7,466)	34,411

Loss from continuing operations	(3,443,846)	(6,405,307)

Discontinued operations
Profit / (Loss) for the year from discontinued operations (net of taxes) (Note 30)	396,097	(196,796)
Loss for the period	(3,047,749)	(6,602,103)

96

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of revenue and profit (loss) for the quarter and information per geographic market

In the periods ended March 31, 2021 and 2016, the reconciliation of the revenue from the segment telecommunications in Brazil and total consolidated revenue is as follows:

	03/31/2021	03/31/2020 Restated
Net operating revenue
Revenue related to the reportable segment	2,179,597	2,366,389
Revenue related to other businesses	58,743	48,960
Net operating revenue from continuing operations (Note 5)	2,238,340	2,415,349

In the periods ended March 31, 2021 and 2020, the reconciliation between the profit (loss) before financial income (expenses) and taxes of the segment telecommunications in Brazil and the consolidated profit (loss) before financial income (expenses) and taxes is as follows:

	03/31/2021	03/31/2020 Restated
Profit (loss) before financial income (expenses) and taxes
Telecommunications in Brazil	146,921	(498,021)
Other businesses	(3,674)	317,702
Loss before financial income (expenses) and taxes from continuing operations (Note 5)	143,247	(180,319)

Total assets, liabilities and tangible and intangible assets per geographic market as at March 31, 2021 are as follows:

	03/31/2021 Restated
	Total assets	Total liabilities	Tangible assets	Intangible assets	Investment in tangible and intangible assets
Brazil	72,193,302	67,818,157	23,564,706	3,531,227	1,723,589
Other, primarily Africa	758,254	390,421	83,126	18,042	4,021

97

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

29.       RELATED-PARTY TRANSACTIONS

Transactions with consolidated related parties

	COMPANY
	03/31/2021	12/31/2020
Assets
Accounts receivable	1,331,859	988,346
BrT Call Center	45,871	52,163
BrT Multimídia	17,946	2,657
Oi Móvel	923,283	804,891
Telemar	342,301	123,318
Serede	2,458	3,970
Drammen		1,270
Calitéia		77
Receivables from related parties (current and non-current)	8,615,344	7,621,572
PTIF	5,709,762	5,049,527
Oi Holanda	2,905,074	2,571,641
Pointer	508	404
Dividends and interest on capital receivable	2,466	2,466
Oi Serviços Financeiros	990	990
Rio Alto	1,476	1,476
Other	121,054	155,978
Telemar	45,980	63,671
Oi Móvel	6,777	13,202
Oi Holanda	18,845	17,836
PTIF	723	309
CVTEL	1,558	1,485
Serede	37,968	39,248
BrT Multimídia	9,203	17,039
Drammen		3,188
98

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY
	03/31/2021	12/31/2020
Liabilities
Trade payables	120,118	132,127
BrT Call Center	57,983	52,880
BrT Multimídia	15,564	29,031
Oi Móvel	34,850	33,654
Telemar	11,674	11,492
Paggo Administradora	47	47
Drammen		5,023
Borrowings and financing, and debentures (i)	1,832,181	1,591,964
Telemar	64,980	59,889
Oi Holanda	1,767,201	1,532,075
Other payables	53,962	31,690
Telemar	27,654	3,393
Rio Alto	975	975
BrT Multimídia	687	717
Oi Investimentos	12,617	11,972
PT Participações	12,029	14,633

(i) The Company conducted loans with and acquires debentures from its subsidiaries under market terms and conditions to finance its operations or repay its debt.

	COMPANY
	03/31/2021	03/31/2020
Revenue
Revenue from services rendered	10,213	11,139
BrT Multimídia	135	135
Oi Móvel	6,481	7,847
Telemar	3,320	3,069
Serede	58	88
Drammen	219
Other operating income	15,574	10,779
BrT Multimídia	5,315	1,229
Oi Móvel	9,550	9,550
Serede	5
Drammen	472
Calitéia	232
Financial income	2,685,184	6,907,764
Telemar	883	893
Oi Holanda	1,951,523	5,586,032
PTIF	732,775	1,312,734
PT Participações		8,105
Pointer	3

99

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY
	03/31/2021	03/31/2020
Operating costs and expenses	(210,548)	(203,775)
BrT Multimídia	(39,457)	(342)
Oi Móvel	(5,256)	(7,909)
Telemar	(2,431)	(2,898)
Paggo Administradora		(220)
BrT Call Center	(98,496)	(119,123)
Serede	(61,685)	(73,283)
Drammen	(3,223)
Financial expenses	(1,933,454)	(5,503,837)
Telemar	(5,091)	(5,091)
Serede	(983)	(989)
BrT Call Center	(406)	(416)
BrT Multimídia	(1,611)	(1,672)
Oi Holanda	(1,852,825)	(5,326,426)
PTIF	(72,538)	(169,243)

Credit facilities

The Company may grant credit facilities to its subsidiaries for the purpose of providing working capital for their operating activities. In these cases, maturities can be rescheduled based on these companies’ projected cash flows and these facilities bear interest equivalent to 115% of CDI (115% of CDI at December 31, 2020). In the period ended March 31, 2021 there are no outstanding balances between group companies for this purpose since, as approved in the JRP, real-denominated intercompany claims for working capital purposes were extinguished by netting payables and receivables between the Brazilian RJ Debtors.

The intercompany credit facilities effective at March 31, 2021 are in accordance with the approved JRP. The intercompany claims not covered by said netting as provided for in the JRP were restructured and will be paid 20 years after the end of the settlement of all the claims paid under the terms and conditions of the Default Payment Method, adjusted using the TR for real-denominated credit facilities and changes in foreign exchange rates for international credit facilities. Additionally, credit facilities between the Company, a PTIF, and Oi Holanda were created since that in the context of the implementation of the JRP, the financial debt of the RJ Debtors were substantially consolidated in the Company, which issued financial and equity instruments to settle these debts originally recognized by said subsidiaries.

Guarantees

The Company and the other RJ Debtors are jointly and severally liable for the compliance of all obligations set forth by the JRP, as provided therefor.

100

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Oi Futuro

Since 2001, Oi has been reinforcing its commitment to building a more diverse and inclusive society through projects and programs developed by Oi Futuro, our social impact innovation and creativity institute. Legally established as an OSCIP (Civil Society Organization of Public Interest), Oi Futuro has a nationwide presence to promote activities in Culture, Education and Social Innovation areas, thus contributing to the ESG (Environmental Social Governance) agenda and the Sustainable Development Goals (SDGs). Through subsidiary Oi Móvel, contributions to Oi Futuro were made totaling R$3,417 (R$4,433 at March 31, 2020).

Transactions with jointly controlled entities, associates, and unconsolidated entities

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Accounts payable and other liabilities	91	520	55,601	66,021
Hispamar	91	520	52,725	61,078
Other entities			2,876	4,943

	COMPANY		CONSOLIDATED
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Revenue
Revenue from services rendered	80	59	80	118
Hispamar	80	59	80	118
Other income		1		1
Hispamar		1		1
Financial income				79
Other entities				79

	COMPANY		CONSOLIDATED
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Costs/expenses
Operating costs and expenses	(261)	(303)	(41,598)	(46,653)
Hispamar	(261)	(303)	(35,412)	(40,144)
Other entities			(6,186)	(6,509)
Financial expenses			(13)	(22)
Hispamar			(12)	(21)
Other entities			(1)	(1)

The balances and transactions with jointly controlled entities, associates, and unconsolidated entities result from business transactions carried out in the normal course of operations, namely the provision of telecommunications services by the Company to these entities and the acquisition of these entities’ contents and the lease of their infrastructure.

101

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Compensation of key management personnel

As at March 31, 2021, the compensation of the officers responsible for planning, managing and controlling the Company's activities, including the compensation of the directors and executive officers, totaled R$13,315 (R$38,426 at March 31, 2020), as shown in the table below:

	03/31/2021	03/31/2020
Compensation of key management personnel[1]
Short-term benefits paid to officers (i)[2]	9,469	37,113
Share-based compensation	3,846	1,313
Total	13,315	38,426

1 The amounts shown above refer to the parent company and consolidated since key management personnel is allocated to the Company.

2 The amounts shown do not take into consideration the impacts related to payroll taxes pursuant to a decision issued by the CVM Board on December 8, 2020 (CVM Proceeding No. 19957.007457/2018-10) and communicated by Official Letter in January 2021.

(i) Wages, salaries, fees, social security contributions, paid leave and paid sick leave, profit sharing and bonuses, and noncash benefits (such as medical care, housing, cars, and free or subsidized goods or services).

30.       HELD-FOR-SALE ASSETS AND DISCONTINUED OPERATIONS

The information on held-for-sale assets should be read together with the financial statements for the year ended December 31, 2020.

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021 Restated	12/31/2020
Assets
Sale of UPIs (a)			22,075,512	20,625,007
International operations (b)	54,011	57,204	88,660	99,633
Sale of properties	42,767	43,418	46,552	47,302
Total	96,778	100,622	22,210,724	20,771,942

	COMPANY		CONSOLIDATED
	03/31/2021	12/31/2020	03/31/2021 Restated	12/31/2020
Liabilities
Sale of UPIs (a)			9,239,944	9,152,947
International operations (b)			34,649	42,429
Total			9,274,593	9,195,376
(a)	Sale of UPIs

Information regarding the stage of the disposal of each of the UPIs is described in detail in Note 1 - General Information, subparagraphs 2.1 to 2.5 for each UPI.

102

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The assets and liabilities related to the UPI Mobile Assets, UPI InfraCo, and UPI TVCo are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. The Company considers that the sale of these assets is highly probable, considering how the divestment plan of these assets is unfolding. The group of assets and liabilities of the UPIs are stated at the lower of carrying amounts and fair values less selling expenses.

(a.1)       Held-for-sale assets

The main components of the assets held sale and liabilities associated to assets held for sale of the UPIs, net of intragroup transactions, are as follows:

	03/31/2021 Restated	12/31/2020
Held-for-sale assets	22,075,512	20,625,007
Current assets	1,798,728	1,935,564
Cash and cash equivalents	54,311	207,925
Accounts receivable	1,049,979	1,075,583
Inventories	12,070	11,932
Current recoverable taxes	28,675	6,412
Other taxes	55,862	58,834
Judicial deposits	566	383
Pension plan assets	64	127
Prepaid expenses	561,007	513,609
Other assets	36,194	60,759
Non-current assets	20,276,784	18,689,443
Deferred taxes		(47,740)
Other taxes	166,907	171,373
Judicial deposits	37,898	34,621
Prepaid expenses	439,114	440,290
Other assets	17,503	35,748
Property, plant and equipment	18,837,693	17,297,887
Intangible assets	777,669	757,264
Liabilities associated to held-for-sale assets	9,239,944	9,152,947
Current liabilities	2,851,089	3,189,571
Payroll, related taxes and benefits	195,030	208,563
Trade payables	986,839	1,267,096
Current taxes payable	42,558	3,866
Other taxes	202,123	222,195
Licenses and concessions payable	49,143	44,502
Tax refinancing program	136	145
Provisions	142	161
Leases payable	1,059,525	1,034,467
Other payables	315,593	408,576
Non-current liabilities	6,388,855	5,963,376
Deferred taxes payable	288,059
Other taxes	3,705	4,086
Tax refinancing program	383	410
Provisions	65,586	63,772
Leases payable	4,670,355	4,601,655
Other payables	1,360,767	1,293,453

103

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a.2)       Discontinued operations

The operations related to the UPI Mobile Assets, the UPI InfraCo, and UPI TVCo are classified as discontinued operations as they are an integral part of coordinated divestment plan.

The table below shows the main revenue and expenses components related to profit (loss) from discontinued operations of the UPIs, as well as the revenue and expenses related to the Company’s continuing operations, net of intragroup transactions:

	COMPANY		CONSOLIDATED
	03/31/2021 Restated	03/31/2020	03/31/2021 Restated	03/31/2020
	Discontinued operations
Net operating revenue			2,215,027	2,333,174
Operating revenue (expenses):
Interconnection			(63,840)	(78,735)
Personnel			(148,423)	(142,653)
Third-party services			(643,234)	(605,976)
Grid maintenance service			(109,762)	(106,432)
Handset and other costs			(16,563)	(22,358)
Advertising and publicity			(12,914)	(14,168)
Rentals and insurance			(282,958)	(212,371)
(Provisions)/reversals			200	(2,361)
Expected losses on trade receivables			(40,567)	(98,452)
Taxes and other income (expenses)			(88,415)	(58,969)
Other operating income (expenses), net	396,097	(196,796)	244,447
Operating expenses excluding depreciation and amortization	396,097	(196,796)	(1,162,029)	(1,342,475)
Depreciation and amortization				(622,240)
Total operating expenses	396,097	(196,796)	(1,162,029)	(1,964,715)
Profit (loss) before financial income (expenses) and taxes	396,097	(196,796)	1,052,998	368,459
Financial income (expenses):
Financial income			6,104	11,739
Financial expenses			(378,249)	(576,672)
Total financial income (expenses)			(372,145)	(564,933)
Pretax profit (loss)	396,097	(196,796)	680,853	(196,474)
Income tax and social contribution			(284,756)	(322)
Profit (loss) for the period	396,097	(196,796)	396,097	(196,796)

104

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a.2.1)       Restatement of the comparative balances of discontinued operation

Statement of Profit or Loss

	COMPANY			CONSOLIDATED
	03/31/2020			03/31/2020
	Previously stated	Discontinued operations	Continuing operations	Previously stated	Discontinued operations	Continuing operations
Net operating revenue	806,658		806,658	4,748,523	2,333,174	2,415,349
Cost of sales and/or services	(680,976)		(680,976)	(3,665,124)	(1,813,865)	(1,851,259)
Gross profit	125,682		125,682	1,083,399	519,309	564,090
Operating income (expenses)
Share of results of investees	(4,876,566)	(196,796)	(4,679,770)	30,262		30,262
Selling expenses	(140,746)		(140,746)	(762,856)	(253,631)	(509,225)
General and administrative expenses	(217,548)		(217,548)	(713,460)	(199)	(713,261)
Other operating income	151,297		151,297	887,661	114,006	773,655
Other operating expenses	(65,987)		(65,987)	(336,866)	(11,025)	(325,841)
Loss before financial income (expenses) and taxes	(5,023,868)	(196,796)	(4,827,072)	188,140	368,460	(180,320)
Financial income	8,119,608		8,119,608	3,384,553	11,738	3,372,815
Financial expenses	(9,387,890)		(9,387,890)	(9,860,526)	(576,672)	(9,283,854)
Financial income (expenses)	(1,268,282)		(1,268,282)	(6,475,973)	(564,934)	(5,911,039)
Pre-tax loss	(6,292,150)	(196,796)	(6,095,354)	(6,287,833)	(196,474)	(6,091,359)
Income tax and social contribution
Current				10,229	(322)	10,551
Deferred	12,085		12,085	23,814		23,814
Loss from continuing operations	(6,280,065)	(196,796)	(6,083,269)	(6,253,790)	(196,796)	(6,056,994)
Discontinued operations
Profit (loss) for the year from discontinued operations (net of taxes)		196,796	(196,796)		196,796	(196,796)
Loss for the period	(6,280,065)		(6,280,065)	(6,253,790)		(6,253,790)

105

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statement of cash flows

	COMPANY			CONSOLIDATED
	03/31/2020			03/31/2020
	Previously stated	Discontinued operations	Continuing operations	Previously stated	Discontinued operations	Continuing operations
Cash flows from operating activities
Pretax profit (loss)	(6,292,150)	(196,796)	(6,095,354)	(6,287,833)	(196,474)	(6,091,359)
Non-cash items
Charges, interest income, inflation adjustment, and exchange differences	5,821,685		5,821,685	7,757,488	136,068	7,621,420
Fair value adjustment to borrowings and financing	(5,042,257)		(5,042,257)	(2,217,085)		(2,217,085)
Adjustment of trade payables to present value	34,146		34,146	99,955		99,955
Transaction with derivative financial instruments (Note 6)	127,581		127,581	127,581		127,581
Depreciation and amortization (Note 5)	381,924		381,924	1,711,258	622,240	1,089,018
Gain (loss) on disposals and write-offs of assets	18,360		18,360	(10,886)		(10,886)
Estimated loss on doubtful debts (Note 5)	15,372		15,372	138,632	98,452	40,180
Provisions/(reversals) (Note 5)	42,990		42,990	21,992	2,361	19,631
Share of results of investees (Note 5)	4,876,566	196,796	4,679,770	(30,262)		(30,262)
Concession Agreement Extension Fee - ANATEL	15,144		15,144	82,789	(26,327)	109,116
Employee and management profit sharing				10,953		10,953
Tax recovery	(33,128)		(33,128)	(136,644)		(136,644)
Inflation adjustment to provisions/(reversals) (Note 6)	94,832		94,832	176,190		176,190
Inflation adjustment to tax refinancing program (Note 6)	1,362		1,362	2,475		2,475
Other	(47,439)		(47,439)	(190,631)		(190,631)

Changes in assets and liabilities
Accounts receivable	(145,217)		(145,217)	(75,501)		(75,501)
Inventories	(1,437)		(1,437)	4,737		4,737
Taxes	91,359		91,359	339,016		339,016
Increases/decreases of cash investments	716		716	1,061		1,061
Trade payables	(338,232)		(338,232)	(707,858)		(707,858)
Payroll, related taxes and benefits	(19,858)		(19,858)	(48,187)		(48,187)
Provisions	(25,662)		(25,662)	(82,253)	5,901	(88,154)
Changes in assets and liabilities held for sale				128,911		128,911
Other assets and liabilities	240,837		240,837	127,488		127,488
Financial charges paid - debt	(351,436)		(351,436)	(352,134)		(352,134)
Financial charges paid - leases	(5,745)		(5,745)	(62,370)	(31,850)	(30,520)
Income tax and social contribution paid - Company				(30,111)		(30,111)
Income tax and social contribution paid - third parties				(35,888)		(35,888)
Cash flows from operating activities - continuing operations						(147,488)
Cash flows from operating activities - discontinued operations					(610,371)	610,371
Net cash generated by operating activities	(539,687)		(539,687)	462,883		462,883
Cash flows from investing activities
Purchases of tangibles and intangibles	(236,626)		(236,626)	(2,158,288)	(982,950)	(1,175,338)
Due from related parties and debentures - receipts	365,493		365,493
106

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Proceeds from the sale of investments and capital assets			128,405		128,405
Cash received due to capital reduction in subsidiary - PT Participações	2,755,201	2,755,201
Cash received on the sale of investments - PT Ventures			3,296,147		3,296,147
Judicial deposits	(6,621)	(6,621)	(66,068)	(64)	(66,004)
Redemptions of judicial deposits	120,466	120,466	217,324		217,324
Capital increase in subsidiaries	(179,632)	(179,632)
Cash flows from investing activities - continuing operations		2,818,281			2,400,534
Cash flows from investing activities - discontinued operations				983,014	(983,014)
Net cash used in investing activities	2,818,281	2,818,281	1,417,520		1,417,520
Cash flows from financing activities
Borrowings net of costs			2,474,387		2,474,387
Repayment of principal of borrowings, financing, and derivatives			(998)		(998)
Proceeds from (repayments of) derivative financial instrument transactions	(128,733)	(128,733)	(128,733)		(128,733)
Tax refinancing program	(14,487)	(14,487)	(21,188)		(21,188)
Lease payment	(30,017)	(30,017)	(375,373)	(221,352)	(154,021)
Cash flows from financing activities - continuing operations		(173,237)			2,169,447
Cash flows from financing activities - discontinued operations				221,352	(221,352)
Net cash generated by (used in) financing activities	(173,237)	(173,237)	1,948,095		1,948,095
Foreign exchange differences on cash equivalents	149,929	149,929	179,575		179,575
Cash flows for the period	2,255,286	2,255,286	4,008,073		4,008,073
Cash and cash equivalents
Closing balance	3,205,253	3,205,253	6,090,018		6,090,018
Opening balance	949,967	949,967	2,081,945		2,081,945
Changes in the period	2,255,286	2,255,286	4,008,073		4,008,073

107

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statement of Value Added

	COMPANY			CONSOLIDATED
	03/31/2020			03/31/2020
	Previously stated	Discontinued operations	Continuing operations	Previously stated	Discontinued operations	Continuing operations
Revenue	1,198,492		1,198,492	6,776,066	2,974,738	3,801,328
Inputs purchased from third parties	(487,092)		(487,092)	(2,366,396)	(1,099,253)	(1,267,143)
Gross value added	711,400		711,400	4,409,670	1,875,485	2,534,185
Retentions	(526,071)	196,796	(722,867)	(1,956,680)	(765,216)	(1,191,464)
Wealth created by the Company	185,329	196,796	(11,467)	2,452,990	1,110,269	1,342,721
Value added received as transfer	3,243,042	(196,796)	3,439,838	3,414,815	4,588	3,410,227
Wealth for distribution	3,428,371		3,428,371	5,867,805	1,114,857	4,752,948
Wealth distributed
Personnel	(80,049)		(80,049)	(539,348)	(123,335)	(416,013)
Taxes and fees	(185,484)		(185,484)	(1,277,105)	(578,383)	(698,722)
Lenders and lessors	(9,442,903)		(9,442,903)	(10,305,142)	(413,139)	(9,892,003)
Shareholders	6,280,065		6,280,065	6,253,790		6,253,790
Wealth distributed	(3,428,371)		(3,428,371)	(5,867,805)	(1,114,857)	(4,752,948)

(b)	International operations

Oi’s management was authorized to take all the necessary steps to sell the investments in Africa and in Asia.

The Company maintained in the group of international assets held for sale the investments in Companhia Santomense de Telecomunicações, S.A.R.L. (“CST”), since, on October 20, 2020, Africatel signed a Share Purchase and Assignment Agreement for the sale of its shares in CST, having submitted to the governmental bodies of São Tomé and Príncipe the request for approval to complete the transaction.

The Company remains committed to disposing of the operating assets related to the operations in Africa and Asia, including its investments in Timor Telecom S.A. and in telephone directory companies in Africa, and has been assessing a project to decommission the companies that remain after the sale of foreign companies is completed.

The group of assets and liabilities of the African operations are stated at the lower of their carrying amounts and their fair values less costs to sell, and are consolidated in the Company’s statement of profit or loss.

108

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The main components of the assets held sale and liabilities associated to assets held for sale of the African operations are as follows:

	Operations in Africa
	03/31/2021	12/31/2020
Held-for-sale assets	88,660	99,633
Cash, cash equivalents and cash investments	19,993	33,752
Accounts receivable	42,170	41,609
Other assets	11,851	7,172
Investments	201	191
Property, plant and equipment	11,138	13,659
Intangible assets	3,307	3,250

Liabilities directly associated to assets held for sale	34,649	42,429
Borrowings and financing		10,406
Trade payables	17,159	11,223
Other liabilities	17,490	20,800

Total held-for-sale assets, net of the corresponding liabilities – consolidated	54,011	57,204
Total assets held for sale – parent company	54,011	57,204
Investments in Africa	54,011	57,204

The companies that are not expected to be sold in the short term started to be consolidated in the balance sheet.

31.       OTHER INFORMATION

a)       Operation: Mapa da Mina

On December 10, 2019, the Brazilian Federal Police launched the 69th phase of Operation: Lava Jato (Car Wash), named “Operation: Mapa da Mina” (Mine Plan) (Criminal Search and Seizure Order No. 5024872-64.2018.4.04.7000/PR - 13th Federal Criminal Court of Curitiba), one of the main targets of which was Fábio da Silva, son of former president Luiz Inácio Lula da Silva. The investigation, which has neither the Company nor any of its current officers as defendants, is based on a suspected transfer of several companies to Gamecorp and Grupo Gol, in exchange for alleged benefits from the Federal Government. As a result of such investigation, Company buildings in the States of São Paulo and Rio de Janeiro, and in Brasília were searched and documented were seized. Since then, the Company has cooperated with the investigations by making all the clarifications and delivering all the documents requested. On March 12, 2020, the 4th Region Federal Court granted an habeas corpus (Habeas Corpus No. 5052647-8.2019.4.04.000/PR) was granted, requiring that the records of said Operation be sent to the São Paulo Judiciary Section, after concluding that there was no connection between the facts reported in the investigation and those verified in Operation: “Lava Jato”. On December 7, 2020, the 10th Criminal Court of São Paulo declined on its jurisdiction to process the case and required that the court records be sent to one of the Rio de Janeiro, RJ Judiciary Subsection.

109

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Because of this decision, the defense attorneys of the individuals involved have filed requests for reconsideration and a strict appeal so that the investigation remains under the jurisdiction of the 10th Federal Court of São Paulo.

Among the initiatives undertaken, the Company engaged an independent external auditor to conduct a forensic investigation to cover all the allegations made in the case record and created a Multidisciplinary Committee consisting of members from different departments, such as the legal, compliance, internal audit and accounting department, to determine the main procedures to be performed, and set a schedule of relevant activities in response to the allegations of said investigation involving the Company and its subsidiaries. In this regard, the Multidisciplinary Committee determined the following procedures: (i) retain a renowned, specialized law firm, independent from the Company and its subsidiaries, to conduct an internal investigation on the allegations made in the Federal Public Prosecution Office (MPF) and the Brazilian Federal Police (PF) investigations; (ii) request an assessment by the outside legal counsel of the results of said internal investigation to be conducted by the specialized law firm, if applicable; (iii) request an assessment by the outside legal counsel of possible legal and regulatory impacts in Brazil and in the United States, regarding all allegations made in the investigation, considering the applicable anticorruption legislation and/or illegal activities; (iv) request an assessment by the compliance department to determine whether any material weaknesses in the internal control environment existing at the time covered by the investigations still persist in the current Company governance and internal control scenario; (v) conduct periodic meetings to follow up on the status of the assessments to be carried out; and (vi) submit of the results of all assessments to be carried out to the members of the Audit, Risk and Controls Committee (“CARC”), which reports to the Company’s Board of Directors. In this context, the specialized law firm completed its internal independent investigation in February 2020, based on interviews, information, and documentation submitted by the Company’s management and taking into consideration the constraints imposed by the time period covered by said investigation (2003-2019), and did not identify any indications of illegalities committed by the Company linked to the allegations made by the MPF and the PF in the “Operation: Mine Plan” investigation. This internal use report was extensively discussed and presented to the members of the Multidisciplinary Committee, as well as to the members of the CARC.

b)       Potential effects of the COVID-19 pandemic

On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and in March the World Health Organization categorized COVID-19 as a pandemic that has caused death and the imposition of measures that have caused unprecedented social and economic impacts in Brazil and the world.

The Company understands the key role of telecommunications for society, is complying with the health and safety recommendations issued by the authorities, and has been monitoring the situation and how it unfolds and its possible impacts. For this reason, since March 2020, the Company has maintained a multidisciplinary crisis response team focused on ensuring the continuity of its operation and services to customers, the health of its employees, and monitoring actions to fight the impacts of the pandemic.

110

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The main measures adopted and maintained by the Company since the beginning of the pandemic include:

•	home office: approximately 84% of the workforce is working remotely and have been able to perform their duties without any interruption;
•	safe fieldwork protocol: employees whose activities are not compatible with the home office work, such as outside service technicians (classified by the authorities as an essential workers), follow health and preventive protocols, including the use of PPE (personal protection equipment), tests, and the timely isolation of any suspected or confirmed cases;
•	stock coverage: we maintain regular communications with our suppliers and service providers in order to ensure timely delivery of inputs and equipment and prevent disruptions in our logistics and supply chain;
•	strengthening the network: the Company responded quickly to the increased demand for telecom services and activated new circuits in its backbone infrastructure that did not suffer any significant decline even with the increase in traffic.
•	digitalization: the Company has intensified and maintains the digitalization of processes, sales and customer service channels, telemarketing and teleagents, providing alternatives for its customers and minimizing the possible impact of restrictions to face-to-face activities.

Regarding the first quarter of 2021, because of the new wave of the pandemic, stronger in March 2021, local and regional authorities promoted and implemented social distancing and lockdown measures and issued decrees limiting noncore business operations, which resulted in the shutdown of the Company’s retail stores and distribution channels of its mobile service. In contrast, follows an increase in demand for our broadband services, specifically FTTH services, from both residential and B2B customers. On the operations side, there were no significant impacts, since the provision of telecom services is classified as an essential activity and continues to operate normally.

Also in March 2021, many states and municipalities began the process of gradually reopening and easing restrictive measures. Thus, the Company has been gradually resuming the activities of its own stores, pursuant to all established protocols, even though the situations in each location will continue to be monitored in case of any change.

Even though the scenario is adverse and there are still uncertainties regarding the duration and effects of the pandemic, including new pandemic “waves” with an increase in the number of confirmed cases, to date we have no records of material deviations in our operations and results and all mitigation actions already adopted are being preventively maintained for an indefinite period.

111

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

c)       Corporate restructuring to form the UPI InfraCo

The Extraordinary Shareholders’ Meeting of indirect subsidiary BrT Multimídia held on June 8, 2020 approved its capital increase in the amount of R$822,673,091.98, without the issuance of new shares, which was fully subscribed and paid in by Oi Móvel, also an indirect subsidiary of the Company, through the assignment of net assets comprised of (i) property, plant and equipment and intangible assets of Oi Móvel, the Fiber-to-the-Home (“FTTH”) class; (ii) part of the usage and consumption supplies acquired for use in the expansion of FTTH; and (iii) the balance of dividends payable.

Subsequently, at the Extraordinary Shareholders’ Meeting of BrT Multimídia held on October 13, 2020, a new capital increase was approved, totaling R$1,673,412,964.45, through the issuance, by BrT Multimídia, of 52,700 registered common shares without par value, of which R$173,485,677.43 was allocated to the issued capital line item and R$1,499,927,287.02 was allocated to the recognition of a capital reserve. Oi Móvel subscribed all of the shares issued in connection with the aforementioned capital increase, which were paid in through the contribution of FTTH fiber assets, recorded as property, plant and equipment and intangible assets of Oi Móvel, to the assets of BrT Multimídia.

In addition, at the Extraordinary Shareholders’ Meeting of BrT Multimídia held on December 30, 2020, the capitalization of an Advance for Future Capital Increase (“AFAC”) amounting to R$700,000,000.00, which had been granted by Oi Móvel to BrT Multimídia, was approved. As a result of this capital increase, BrT Multimídia issued 212,640 registered common shares without par value, which were fully subscribed and paid in by Oi Móvel through the capitalization of the granted AFAC.

BrT Multimídia’s Extraordinary Shareholders’ Meeting held on January 1, 2021 approved its partial spin-off, with the segregation and removal from its assets of elements not related to the core business of UPI InfraCo, which were merged with and into Oi Móvel. As a result of the partial spin-off, the capital of BrT Multimídia was reduced by R$17,698,607.37, without the cancellation of shares, from R$2,013,309,621.84 to R$1,995,611,014.47, divided into 611,586 registered common shares and without nominal amount.

BrT Multimídia’s Annual and Extraordinary Shareholders’ Meeting held on April 30, 2021 approved a new partial spin-off, with the segregation and removal from its assets elements not related to the core business of UPI InfraCo, which were merged with and into Oi. Given that the assets spun-off from BrT Multimídia were valued at R$0.00 (zero Brazilian reais), BrT Multimídia’s share capital did not change as a result of the transaction.

Both partial spin-off transactions were approved without joint and several liability, so that Oi Móvel and Oi became liable only for the obligations that were transferred to Oi Móvel and Oi as a result of the partial spin-offs and it did not assume any liability, either individually or jointly, for any debts, obligations or liabilities of BrT Multimídia that had not been transferred as part of the partial spin-off in question, regardless of their nature and if they are present, contingent, past and/or future.

The capital increases and partial spin-offs of BrT Multimídia are in line with the terms of the Strategic Plan and the JRP, as amended, and are steps in the corporate and asset restructuring process of the Oi Companies described in the JRP, aimed at optimizing their operations, assets and liabilities and, more specifically, the formation of UPI InfraCo.

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 03/31/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

32.       EVENTS AFTER THE REPORTING PERIOD

a)       Merger of Telemar with and into Oi

In a Notice to the Market issued on May 3, 2021, the Company informed that the concessions granted to its wholly-owned subsidiary Telemar for the provision of STFC services, under both the public and private regimes, in all its modalities, and the SCM, including the associated licenses for the use of radiofrequencies, were transferred to the Company.

As a result of this transfer of the concessions, the merger of Telemar into the Company was implemented and became effective on this date, in accordance with the terms approved at the Company's Extraordinary Shareholders’ Meeting, held on second summons on April 30, 2021, and in line with the Consolidated Judicial Reorganization Plan of Oi and its subsidiaries under judicial reorganization.

b)       Debentures of Infraco SPC based on Section 5 of the Amendment to the JRP

On May 26, 2021, subsidiary BrT Multimídia subscribed and paid in the private placement of the InfraCo Issue, totaling R$2,500,000,000.00, as reported in Note 1.

c)       Assignment of Indefeasible Rights of Use (“IRU”) between Oi and Brt Multimídia

On May 1, 2021 the Company (Assignor) and BrT Multimídia (Assignee) signed an Indefeasible Rights of Use (IRU) Agreement, which establishes the conditions for the onerous and permanent assignment, by the Assignor to the Assignee, of the exclusive, indefeasible, and unalterable right of use of the assets that are the subject matter of the agreements (transmission of telecommunication signals capacity, underground network, and fiber optics). The accounting recognition of the agreements, in accordance with accounting practices adopted in Brazil (“BRGAAP”) and International Financial Reporting Standards (“IFRSs”), is being assessed by Management and will not impact the Company's consolidated financial statements.

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